National Health Partners, Inc.
                          120 Gibraltar Road, Suite 107
                                Horsham, PA 19044

                                November 3, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: James Lopez, Legal Branch chief

Re:  National Health Partners, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed March 31, 2011
     Form 10-Q for the Fiscal Quarter Ended March 31, 2011
     Filed May 16, 2011
     Form 10-Q for the Fiscal Quarter Ended June 30, 2011
     Filed August 22, 2011
     File No. 000-51731

Dear Madam or Sir:

     This letter is in response to your letter to me of October 5, 2011, regarding the above referenced matter ("Comment Letter"). Our responses to the Staff's comments follow.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

Our CARExpress Membership Programs, page 8

CARExpress Plus Membership Programs, page 9

1. WE NOTE IN YOUR RESPONSE TO COMMENT THREE OF OUR LETTER DATED AUGUST 12, 2011 THAT THE ACCOUNTING POLICIES ARE THE SAME FOR YOUR CAREXPRESS HEALTH DISCOUNT PROGRAMS (PAGE EIGHT), AND YOUR CAREXPRESS PLUS MEMBERSHIP PROGRAMS THAT INCLUDE THE HEALTH DISCOUNT PROGRAMS ALONG WITH LIMITED LIABILITY INSURANCE BENEFITS UNDERWRITTEN BY U.S. FIRE INSURANCE COMPANY (PAGE NINE). WE FURTHER NOTE THAT YOUR DESCRIPTION OF BUSINESS FOOTNOTE DISCLOSURE ON PAGE F-7 DOES NOT INCLUDE A SEPARATE DISCUSSION OF THE PAYMENTS (E.G. COMMISSIONS, PER MEMBER PER MONTH FEES, ETC.) THAT YOU MAKE FOR THE LIMITED LIABILITY INSURANCE BENEFITS OFFERED

UNDER THE CAREXPRESS PLUS MEMBERSHIP PROGRAMS THAT ARE NOT OFFERED UNDER THE CAREXPRESS HEALTH DISCOUNT PROGRAMS. PLEASE DESCRIBE TO US IN SUFFICIENT DETAIL THE PAYMENTS THAT YOU MAKE FOR THE LIMITED LIABILITY INSURANCE BENEFITS OFFERED UNDER CAREXPRESS PLUS, AND TELL US WHERE THESE EXPENSES ARE RECORDED IN YOUR STATEMENT OF OPERATIONS. ALSO PROVIDE US WITH A COURTESY COPY OF YOUR UNDERLYING AGREEMENT WITH AMERICAN ADVANTAGE ASSOCIATION.

Response:

Please refer to our response to comment 4, below. A courtesy copy of the agreement with American Advantage Association is attached to this letter.

Directors, Executive Officers and Corporate Governance, page 28

2. PLEASE REFER TO COMMENT SIX OF OUR LETTER DATED AUGUST 12, 2011. YOU STATE THAT YOU HAVE NOT HELD AN ANNUAL MEETING SINCE 2005. PLEASE ADVISE US OF THE EXTENT TO WHICH DIRECTOR ELECTIONS AND OTHER MATTERS HAVE BEEN CONDUCTED BY WRITTEN CONSENT SINCE 2005, AS PERMITTED OR REQUIRED BY, FOR EXAMPLE, YOUR BYLAWS OR STATE LAW.

Response:

Since 2005, we have not held director elections by written consent or in actual shareholder meetings even though our bylaws require us to hold annual meetings of shareholders. We held a meeting of shareholders on December 28, 2010, for the purpose of approving certain amendments to our Articles of Incorporation; however, the shareholders meeting did not include director elections. Aside from the December 28, 2010 shareholders meeting, no other shareholder meetings have been held since 2005.

Exhibits

3. WE NOTE YOUR RESPONSE TO COMMENT 10 OF OUR LETTER DATED AUGUST 12, 2011, AND WE REISSUE IT IN PART. PLEASE CLARIFY HOW AETNA IS RELATED TO THE NATIONAL BENEFIT BUILDERS AND HOW INTEGRATED HEALTH, THREE RIVERS, AND HEALTHFI ARE RELATED TO FIRST ACCESS, INC. THESE HEALTHCARE NETWORKS ARE NOT DESCRIBED IN EXHIBITS 10.7 AND 10.8. PLEASE CONFIRM THAT YOU WILL CLARIFY HOW EXHIBITS 10.7 AND 10.8 PROVIDE YOUR MEMBERS WITH ACCESS TO HEALTHCARE PROVIDERS IN THE AETNA, INTEGRATED HEALTH, THREE RIVERS, AND HEATHFI NETWORKS. PLEASE PROVIDE US WITH DRAFT DISCLOSURE.

Response:

     Aetna (Aetna Dental Access) is the actual network name and it is administered through National Benefit Builders. Aetna does not contract directly for this network and instead requires users to contract with their administrator for access to their network. Likewise, Integrated Health, Three Rivers and HealthFi are also networks and are contracted through First Access, Inc., who is the administrator for these networks.

     Exhibit 10.7 is our agreement with First Access, Inc. who administers the. Integrated Health, Three Rivers and HealthFi networks. Exhibit 10.8 is our agreement with National Benefit Builders, Inc. who administers the Aetna network.

Notes to Consolidated Financial Statements, page F-7

Segments

4. IT APPEARS TO US THAT YOU OPERATE IN ONE REPORTABLE SEGMENT, WHICH CONSISTS OF YOUR SIX STANDARD CAREXPRESS HEALTH DISCOUNT PROGRAMS AND YOUR THREE STANDARD CAREXPRESS PLUS MEMBERSHIP PROGRAMS THAT INCLUDES THE HEALTH DISCOUNT PROGRAMS ALONG WITH LIMITED LIABILITY INSURANCE BENEFITS UNDERWRITTEN BY U.S. FIRE INSURANCE COMPANY. WE FURTHER NOTE THAT THE CAREXPRESS PROGRAMS TYPICALLY RANGE IN PRICE FROM $9.95 TO $39.95 PER MONTH (PAGE EIGHT), WHILE THE CAREXPRESS PLUS PROGRAMS TYPICALLY RANGE IN PRICE FROM $99 TO $498 PER MONTH (PAGE NINE). AS SUCH, IT APPEARS TO US THAT THE ECONOMIC CHARACTERISTICS OF THESE TWO PROGRAMS MAY BE DISSIMILAR. PLEASE ADVISE US OF THE FOLLOWING:

A. TELL US THE OPERATING SEGMENT(S) THAT YOU HAVE IDENTIFIED IN ACCORDANCE WITH FASB ASC 280-10-50-1;

Response:

     Management reviewed ASC 280-50-10-1 and believes that based on that guidance, separate operating segments do not exist. The only significant difference between the CARExpress (Express) and CARExpress Plus (Plus) products is that the CARExpress Plus program includes a provision for limited medical insurance. With respect to the three characteristics of an operating segment outlined in ASC 280-10-50-1, we note the following:

1. Revenues are earned from both Express and Plus which are evaluated separately by management, however, the Company does not incur expenses separately as a result of two product lines. Nearly all of our healthcare provider expenses are incurred based on the number of users, not necessarily based on the type of product they purchase from the Company.

2. Although management reviews the results of sales of each of these products, expenses are not segregated based on products purchased. As a result, resources are not allocated separately for the Company's separate products.

3. Service provider expenses are based on the number of active members, not necessarily as a result of the product each customer purchases. Therefore, discrete financial information is not readily available for the Company's separate products.

B. TELL US HOW YOU CONSIDERED THE REQUIREMENT TO REPORT SEPARATELY INFORMATION ABOUT EACH OPERATING SEGMENT THAT MEETS BOTH OF THE CRITERIA IN FASB ASC 280-10-50-10;

Response:

     Management believes that the products in question do not represent separate operating segments. Since separate operating segments do not exist, we do not believe that reporting for separate segments is necessary.

C. TO THE EXTENT THAT YOU HAVE AGGREGATED MULTIPLE OPERATING SEGMENTS, PROVIDE AN ANALYSIS OF HOW YOU CONCLUDED THAT THE OPERATING SEGMENTS HAVE SIMILAR ECONOMIC CHARACTERISTICS AND DISCUSS HOW THEY MEET THE AGGREGATION CRITERIA IN ASC 280-10-50- 11.

Response:

     Management believes that the products in question do not represent separate operating segments. As a result, we do not believe that segments have been or are required to be aggregated in accordance with ASC 280-10-50-11.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements, page 2

5. WE NOTE THAT YOU DO NOT PRESENT AN INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT IN YOUR MARCH 31, 2011 AND JUNE 30, 2011 FORMS 10-Q. PLEASE SUPPLEMENTALLY PROVIDE US WITH YOUR INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT FOR THE SIX MONTHS ENDED JUNE 30, 2011, AND CONFIRM TO US THAT YOU WILL PRESENT YOUR INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT IN FUTURE FORM 10-Q FILINGS. REFER TO ASC 505-10-50-2.

Response:

     We have included a copy of our statement of stockholders' deficit as an attachment to this letter. Management has reviewed Section 210.8-03 of Regulation S-X as well as ASC 505-10-50-2 and believes that the format presented in both the March 31, 2011 and June 30, 2011 interim financial statements is in accordance with these guidelines. As allowed by Regulation S-X Section 210.8-03, management has elected to not present a statement of stockholders equity in both the March and June interim financial statements. Management also believes that the disclosure of changes in the number of shares outstanding in the footnotes to the financial statements in both the March and June 2011 complies with the requirement of ASC 505-10-50-2.

Notes to Consolidated Financial Statements, page 6

Note 13. Common Stock and Warrants, page 10

Non Capital-Raising Transactions, page 10

6. WE NOTE IN YOUR RESPONSE TO COMMENT 12 OF OUR LETTER DATED AUGUST 12, 2011 THAT THE PREPAID EXPENSE OF $367,293 AS OF MARCH 31, 2011 INCLUDED THE UNAMORTIZED PORTION OF THE 16,800,000 SHARES OF COMMON STOCK ISSUED TO CONSULTANTS FOR SERVICES OF $362,368. WE FURTHER NOTE THAT A TOTAL OF 32,300,000 SHARES WERE ISSUED TO CONSULTANTS DURING THE SIX MONTHS ENDED JUNE 30, 2011 FOR SERVICES TO BE PERFORMED AND THAT THE SHARES WERE VALUED AT $676,000, OF WHICH $218,488 WAS RECOGNIZED AS EXPENSE DURING THE SIX MONTHS ENDED JUNE 30, 2011 AND THE REMAINDER WAS RECORDED AS PREPAID EXPENSE AS OF JUNE 30, 2011. PLEASE ADVISE US OF THE FOLLOWING:

A. TELL US WHEN THE SHARES WERE ISSUED TO NONEMPLOYEES, WHETHER THEY WERE FULLY VESTED AND NONFORFEITABLE ON THE CONTRACT DATE, AND WHEN THE SERVICES WERE PERFORMED OR WILL BE PERFORMED BY THE NONEMPLOYEES;

Response:

     The Company issued an aggregate of 32,300,000 shares of common stock to consultants for consulting agreements executed on various dates between January 31, 2011 and May 20, 2011. Services for these consulting agreements will be rendered during January 2011 through June 2013, and will expire on various dates during that period. Of the shares issued, 22,800,000 shares were issued pursuant to the Company's 2011 Stock Incentive Plan and 9,500,000 shares were common shares subject to Rule 144.

B. FURTHER EXPLAIN TO US HOW YOU ACCOUNTED FOR THESE SHARES ISSUED TO NONEMPLOYEES FOR SERVICES, INCLUDING: (1) HOW YOU DETERMINED THE MEASUREMENT DATE, (2) THE METHOD USED TO ESTIMATE THE FAIR VALUE OF THE SHARES ISSUED, INCLUDING YOUR CONSIDERATION OF THE PRIVATE OFFERINGS COMPLETED DURING THE SIX MONTHS ENDED JUNE 30, 2011, AND (3) THE BASIS FOR THE PERIOD(S) AND MANNER (I.E. CAPITALIZE VERSUS EXPENSE) IN WHICH TO RECOGNIZE THE FAIR VALUE; AND

Response:

     Management evaluated the shares issued to nonemployees and applicable accounting standards and notes the following with respect to the Commission's inquiries:

     (1) In accordance with FASB ASC 505-50-30-11, the date the Board of Directors authorized shares to be issued, which was the same date that related consulting agreements were executed, was the measurement date for shares issued to nonemployees for services.

     (2) Management believes that the fair value of common shares issued to nonemployees for services was a more reliable measure of the fair value of those services. As a result, management calculated the value of shares issued using the market price on the date the agreement for services was reached. This was also the same date that shares were authorized to be issued by the Board of Directors. In determining this treatment, management followed the guidance in ASC 505-50-30-6 and ASC 505-50-30-11.

     (3) Management plans to recognize the fair value of shares issued to nonemployees during the six months ended June 30, 2011 over the life of the related consulting agreements. The fair value of those shares will be recognized as expense over the life of the agreement in a similar manner as described in `Case A' in ASC 505-50-55-21.

C. CITE THE AUTHORITATIVE ACCOUNTING GUIDANCE YOU FOLLOWED (E.G. ASC 718 OR ASC 505- 50).

Response:

     Management followed the guidance provided in ASC 505-50, as discussed above.

Capital-Raising Transactions, page 10

7. WE NOTE THE CLASS A WARRANTS ISSUED IN JANUARY, FEBRUARY AND MAY 2011 THAT ARE EXERCISABLE INTO 2 MILLION, 2 MILLION AND 8 MILLION SHARES, RESPECTIVELY, AND IT APPEARS TO US THAT THESE WARRANTS ARE STILL OUTSTANDING AS OF JUNE 30, 2011. PLEASE CONFIRM OUR UNDERSTANDING AND, IF SO, ADVISE US OF THE FOLLOWING:

A. DESCRIBE TO US THE SIGNIFICANT TERMS OF THE WARRANTS;

     The terms of Class A Warrants issued in January 2011 are as follows:

     In January 2011, the Company issued a total of 8,000,000 Class A Warrants (4,000,000 each to two investors), exercisable at $0.005 per share. All 8,000,000 of these Class A Warrants were exercised in January 2011.

     In January 2011, the Company issued 2,000,000 Class A Warrants, exercisable at $0.01 per share with an expiration date of December 31, 2012. All 2,000,000 of these Class A Warrants are currently outstanding.

     The terms of Class A Warrants issued in February 2011 are as follows:

     In  February  2011,  the  Company  issued   2,000,000   Class  A  Warrants,
     exercisable at $.015 per share with an expiration date of December 31, 2012. All 2,000,000 of these Class A Warrants are currently outstanding.

     The terms of Class A Warrants issued in May 2011 are as follows:

     Warrants to purchase 8,000,000 shares of common stock at $.006 per share were issued in May 2011, with an expiration date of August 19, 2011. A total of 3,475,000 shares of common stock were issued upon conversion of 3,475,000 of these warrants. The balance of 4,525,000 warrants expired on August 19, 2011.

     Courtesy copies of Class A warrants issued in January, February and May 2011 have been included as an attachment to this response letter. Please see these courtesy copies for significant terms of the warrants granted.

B. EXPLAIN TO US HOW YOU ACCOUNTED FOR THESE WARRANTS (I.E. EQUITY OR DERIVATIVE LIABILITY) AND PROVIDE US WITH YOUR ASC 815-40-15 ANALYSIS TO SUPPORT YOUR ACCOUNTING TREATMENT;

Response:

     Management determined to account for the fair value of warrants issued as a component of equity. Management determined that warrants issued during the six months ended June 30, 2011 are indexed to the Company's stock. This determination was the result of applying ASC 815-40-15-7C, as follows:

     1. The number of warrants issued was fixed at the time the warrants were granted. Warrants issued in January, February and May 2011 are exercisable into 10 million, 2 million and 8 million shares of common stock, respectively. These warrants have fixed exercise prices of between $0.005 and $0.015 per share.

     2. The warrants granted give the holder the right to purchase a fixed number of common shares at a fixed exercise price per share.

C. TELL US WHERE THE WARRANTS ARE RECORDED IN YOUR MARCH 31, 2011 AND JUNE 30, 2011 FINANCIAL STATEMENTS; AND

Response:

     The fair value of warrants granted during the six months ended June 30, 2011 have been recorded in the equity section of our balance sheet in the Additional Paid in Capital account.

D. PROVIDE US WITH COURTESY COPIES OF THE UNDERLYING WARRANT AGREEMENTS OR TELL US WHERE THEY HAVE BEEN FILED.

Response:

     Courtesy copies of Class A warrants issued in January, February and May 2011 have been included as attachments to this response letter.

Exhibits

8. IF YOU HAVE NOT FILED YOUR WARRANT AGREEMENTS UNDERLYING YOUR CLASS A WARRANTS ISSUED IN JANUARY, FEBRUARY, AND MAY 2011, PLEASE CONFIRM THAT YOU WILL DO SO WITH YOUR NEXT PERIODIC REPORT.

Response:

     We confirm that we will file the warrants for our Class A Warrants as exhibits to our Form 10-Q for the Fiscal Quarter Ended September 30, 2011.

We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

National Health Partners, Inc.


By: /s/ David M. Daniels
    -------------------------------
    David M. Daniels
    Chief Executive Officer

                 National Health Partners, Inc. and Subsidiaries
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                                                        Total
                                       Common Stock          Additional                                             Stockholders'
                                   ---------------------      Paid-in       Deferred     Investor    Accumulated       Equity
                                   Shares         Amount      Capital     Compensation   Deposits      Deficit        (Deficit)
                                   ------         ------      -------     ------------   --------      -------        ---------
BALANCE AT DECEMBER 31, 2009     73,894,754     $ 73,895    $26,554,571    $(106,060)    $    --    $(26,607,843)     $ (85,437)
                                -----------     --------    -----------    ---------     -------    ------------      ---------
Common stock issued for
 services                         1,562,724        1,562        174,153       74,949          --              --        250,664

Common stock issued upon
 exercise of stock warrants       1,000,000        1,000         14,000           --          --              --         15,000

Contributed Services by CEO              --           --         11,540           --          --              --         11,540

Common stock and warrants
 issued for cash                 18,235,000       18,235        300,950           --          --              --        319,185

Net loss                                 --           --             --           --          --        (751,988)      (751,988)
                                -----------     --------    -----------    ---------     -------    ------------      ---------

BALANCE AT DECEMBER 31, 2010     94,692,478     $ 94,692    $27,055,214    $ (31,111)    $    --    $(27,359,831)     $(241,036)
                                -----------     --------    -----------    ---------     -------    ------------      ---------
Common stock issued for
 services                        32,300,000       32,300        646,549       31,111          --              --        709,960

Common stock issued upon
 exercise of stock warrants       8,000,000        8,000         32,800           --          --              --         40,800

Common stock and warrants
 issued for cash                 14,335,774       14,336         88,165           --          --              --        102,501

Investor deposits                        --           --             --           --      16,950              --         16,950

Net loss                                 --           --             --           --          --        (447,897)      (447,897)
                                -----------     --------    -----------    ---------     -------    ------------      ---------

BALANCE AT JUNE 30, 2011        149,328,252     $149,328    $27,822,728    $      --     $16,950    $(27,807,728)     $ 181,278
                                ===========     ========    ===========    =========     =======    ============      =========

                              MEMBERSHIP AGREEMENT

THIS AGREEMENT is made and entered into this 16th day of May,  2007,  (Effective
Date) by and between the American Advantage Association (hereinafter referred to as "AAA"), a Missouri based corporation with Its principal offices at 404 Harvey Street, Winston Salem, NC 27103 and National Health Partners (hereinafter referred to as "CUSTOMER."), a corporation formed in the State of Indiana with its principal offices at 120 Gibraltar Road, Suite 107, Horsham, PA 19044.

SECTION 1 - AGREEMENT: CUSTOMER requests AAA to provide the Membership Program(s) to designated Members of CUSTOMER's programs as defined in the. Plan Profiles, hereto attached as Exhibits to this Agreement, providing the services described therein, the SERVICES, as same may be provided by the respective providers, in accordance with their professional standards and the provisions of the respective services, as same may be announced from time to time. CUSTOMER shall be free to Implement additional programs with various product and service offerings of AAA, which shall be reflected in supplemental program profiles and shall automatically be deemed attached to and incorporated into this Agreement

SECTION 2 - PAYMENT TERMS: CUSTOMER agrees that AAA will be paid the Membership Fees as set forth in the Plan Profile(s), hereto attached. Such payment will be paid by CUSTOMER to AAA, or AAA's designated administrator within twenty (20) calendar days from the last date of the calendar month for which services were provided by AAA to CUSTOMER and the Members of CUSTOMER.

SECTION 3 - RELATIONSHIP: OF THE PARTIES: The relationship of AAA (and its employees, agents, and Independent contractors) to CUSTOMER is that of independent contractor. Nothing contained herein shall create an employer/employee, principal/agent or partnership relationship between the parties or between AAA and the employees, agents and independent contractors of CUSTOMER. AAA (and the shareholders, directors, officers, employees, agents, independent contractors, consultants, and representatives of AAA) shall have no liability or responsibility for the acts or omissions of healthcare providers or of CUSTOMER or any employee, agent, or independent contractor of same of services. Likewise, CUSTOMER (and the shareholders, director, officers, employees, agents, independent contractors, consultants and representatives of CUSTOMER) shall have no liability or responsibility for acts of healthcare providers or of AAA or any employee, agent, or independent contractor of same. Nothing contained herein shall interfere with the professional relationship between a healthcare provider and a Member.

SECTION 4 - OBLIGATIONS OF AAA: As requested by CUSTOMER, in accordance with the Plan Profile(s) hereto attached as Exhibits to this Agreement, and upon payment of any applicable fees therefore, AAA shall:

     (a) Provide the CUSTOMER with Program materials necessary to fulfill their obligations under this Agreement; and

     (b) Provide CUSTOMER and it's Members with the Membership benefits outlined in Plan Profile(s) hereto attached as Exhibits to this Agreement,

     (b) Complete and process all eligibility files it receives from CUSTOMER and perform all administrative services specifically enumerated in the Plan Profile(s) attached as Exhibits to this Agreement for the CUSTOMER'S Members; and

     (c) Provide such other services itself or through contractual agreements with its agents, or business partners, as may be specifically enumerated in the Plan Profile(s) attached as Exhibits to this Agreement,

     (d) Remain compliant with and adhere to all federal, state, and local laws governing its services; and

     (e) Provide updated provider Information to CUSTOMER, its clients, and its Members from time to time, and as mutually agreed upon.

     (f) Maintain the right to use Its products, networks, and adjudication processes, free and clear of any claims that would impede its performance under the terms of this Agreement.


                                  CONFIDENTIAL
                                   Page 1 of 6

     (g) Provide CUSTOMER with monthly invoice for the Membership Programs and Services it provided the previous calendar month to CUSTOMER.

SECTION 5 - OBLIGATIONS OF CUSTOMER: As applicable for the requested service, CUSTOMER shall:

     (a) Electronically report all Reciprocal Members in a format agreed to between the parties on a monthly basis or more frequently as agreed to from time to time.

     (b) Capture Membership enrollment information from Members and Supply AAA with Program Membership enrollment files and accurate and up-to-date month end active Membership files via electronic media on a mutually agreed schedule basis. Use group numbers and member eligibility file formats as directed and approved by AAA.

     (c)  Provide   Members   with   Membership   materials   and  or  insurance
          certificates associated with the Association Membership benefits provided.

     (d) Pay Membership Fees and or insurance premiums as outlined in the Plan Profile(s) attached as Exhibits to this Agreement and invoiced on a monthly basis or as agreed to from time to time.

     (e) Submit to AAA and receive AAA's written prior approval before producing and or distributing any marketing materials, lead generation materials, fulfillment materials, or any other information to be used in soliciting & enrolling new clients or servicing existing clients of the AAA Program(s).

     (f) Provide primary customer service to Members including but not limited to providing Members with insurance claim forms upon request. Claim forms may not be inccluded in fulfillment materials.

     (g) Enroll its Members in AAA's Program(s) for present or future dates and will not retroactively enroll Its Members in the AAA Program(s).

     (h) Comply with policies and procedures required by insurance companies and Membership benefit providers that provide benefits to Members as communicated from time to time by AAA, the insurance company, the insurance company's appointed administrator or other Membership benefit providers. In the event the insurance company underwriting the group insurance benefits terminates the group insurance policy issued to AAA under the terms of the policy, AAA will make every effort to replace the coverage through another insurance company. In the event AAA is unable to replace the coverage with another insurance company, the benefit will no longer be available as of the date of the policy termination. In the event a Membership benefit provider terminates the benefits issued to AAA, AAA will make every effort to replace the benefit through another Membership benefit provider. In the event AAA is unable to replace the benefit with another Membership benefit provider, the benefit will no longer be available as of the date of the termination.

SECTION 6 - HIPAA COMPLIANCE: AAA AND CUSTOMER and each of their employees, agents and independent contractors shall each maintain the confidentiality and security of the patient records each party possesses, and shall remain fully compliant with the privacy and security requirements mandated by the Federal Health Insurance Portability and Accountability Act, commonly known as "HIPAA".

SECTION 7 - NON-CIRCUMVENTION: Neither party shall circumvent the other party in any way, Including but not limited to, entering into discussions, negotiations or agreements that would by-pass payment to the other party In delivering the Programs outlined in exhibits to this agreement to its clients, groups, or Members. The parties agree that all amounts received by AAA from CUSTOMER in connection with its AAA Programs, shall be the payment obligation set forth in
Section 2 above, and CUSTOMER agrees not to circumvent, avoid, bypass, delay, or obviate the payment obligation to AAA created hereby, directly or indirectly in any way during the term of this Agreement. CUSTOMER agrees that it shall not reduce the payment obligation due hereunder.

SECTION 8 - INSURANCE: Each party shall maintain adequate liability insurance coverage on itself and on its employees, agents, and consultants. AAA and CUSTOMER hereby waves any rights each may have against the other or each other's agents or consultants, on account of any loss or damage occasioned to such party


                                  CONFIDENTIAL
from any risk generally covered by general business liability insurance; and the parties each, on behalf of their respective insurance companies that insure the parties against such loss, waive any right of subrogation that might arise against such party, if such waiver of subrogation is available.

SECTION 9 - TERM AND TERMINATION: This Agreement shall commence on the EFFECTIVE DATE as written above and shall continue in effect for a period of One (1) year unless earlier terminated in accordance with the provisions set forth below in this Section 9. This Agreement shall automatically renew for successive one (1) year periods unless either party provides the other with one hundred twenty
(120) days written notice of its intent to terminate this Agreement. This Agreement shall also terminate upon:

     (a) The loss of any party's legal authority to perform its obligations under this Agreement; or

     (b) This Agreement may term immediately upon the filing by or against the other party, of any action under the Federal Bankruptcy Act, or any other law or act regarding insolvency, reorganization, or extension for the relief of debtors, including the assignment of assets for the benefit of creditors, and the appointment of receiver or trustee for transfer or sale of a material portion of the other party's assets.

     (c) The cancellation of the Group Insurance Policy Issued to American Advantage Association unless another acceptable policy can be issued through another acceptable insurance company to replace this coverage.

The termination of this Agreement shall not cause the termination of any obligation which by its nature is a continuing obligation. Following any notice of termination, AAA shall be entitle to payment pursuant hereto through the date of termination.

SECTION 10 - INDEMNIFICATION: Both parties agree to indemnify and hold the other party, and the other party's officers, directors, partners, employees, contractors, consultants, agents, investors, and shareholders harmless from and against any loss, expense, liability or damage, including but not limited to any judgment, award, settlement, reasonable attorney's fees, or other costs or expenses suffered or sustained by any or all of the above indemnified parties, as a result of any third-party claim or cause of action out of the performance by the party.

SECTION 11 - TRADE NAMES: AAA and CUSTOMER recognize the proprietary interest that each party has in their respective corporate and trade names and represent and warrant that neither party will use the other's corporate identity or any trade mark or service mark of the other or any healthcare provider, including any private label name used by AAA or CUSTOMER, without having received prior consent to do so.

SECTION 12 - BINDING EFFECT: This Agreement shall be binding upon and for the benefit of the parties and their respective successors, heirs, assigns, and representatives.

SECTION 13 - WAIVER: The failure of a party to promptly enforce a right hereunder shall not constitute a waiver of such rights and the waiver of a right by a party upon the breach of this Agreement by another party shall not constitute a waiver with respect to subsequent breaches.

SECTION 14 - GOVERNING LAW: This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.

SECTION 15 - SAVINGS CLAUSE: Should any provision (or apart thereof) of this Agreement be held to be invalid and/or unenforceable, the remaining provisions of this Agreement shall remain in force.

SECTION 16 - NOTICES: Any notice required under this Agreement shall be sent by registered or certified mail, return receipt requested, to the principal place of business of the party to whom such notice is being provided.

SECTION 17 - ASSIGNMENT OF AGREEMENT: In the event this Agreement is assigned by either Party, the other Party retains the right to review the impact of such assignment on the Assigning Parties ability to continue to perform the services agreed to within this Agreement prior to the continuation of new marketing activities subsequent to the assignment. All other provisions of this agreement relating to Members enrolled prior to the assignment shall remain in force.


                                  CONFIDENTIAL

SECTION 18 - ARBITRATION: Any disputes or disagreements arising out of or relating this Agreement, which cannot be settled by the parties on a mutually satisfactory basis, shall be submitted and settled by binding arbitration in the State of North Carolina, in accordance with the rules and procedures of the American Arbitration Association. The parties agree that the arbitration shall be instead of any civil litigation and that the arbitrator's decision and ruling shall be final and binding. Each party will bear one-half (1/2) of the cost of the arbitration filing and hearing fees and one-half (1/2) of the cost of the arbitrator.

SECTION 19 - ENTIRE AGREEMENT: This Agreement along with any Confidentiality Agreement previously entered into by and between AAA and CUSTOMER, shall constitute the entire Agreement by and between AAA and CUSTOMER, and no other prior or contemporaneous promises, obligations, statements or understandings between the parties, whether written or oral, shall be valid or binding. No alteration or modification of this Agreement shall be binding unless in writing and signed by both Parties. A facsimile signature is legally sufficient for purposes of the execution of this Agreementt.

IN WITNESS WHEREOF, the parties have executed this Agreement by their authorized representatives and made it effective as of the Effective Date first mentioned above.

AMERICAN ADVANTAGE ASSOCIATON              NATIONAL HEALTH PARTNERS

By:                                        By:
    --------------------------------           ---------------------------------

Date:                                      Date:
      ------------------------------             -------------------------------


                                  CONFIDENTIAL

                             EXHIBIT A (PAGE 1 OF 2)

                        AAA MEDICAL SERVICES PLAN PROFILE

This EXHIBIT A is attached to and made a part of a certain Service Agreement effective between the American Advantage Association (AAA) and National Health Partners (CUSTOMER) dated May 16th, 2007.

AAA will provide the Membership programs outlined below to CUSTOMER in exchange for the Membership Fees outlined within this Plan Profile Exhibit A.

The Membership Benefits and Services listed herein shall be included in CUSTOMER's Silver, Gold and Platinum discount health programs and provided to all members of these programs respectively.

Discounts on Hotels and Rental Cars

Discounts on Automobile Parts and Service

Discounts on Entertainment

Discounts on Flowers

Discounted Online Shopping Service

Maintenance of the following website and passwords for CUSTOMER'S Members to access the benefits listed above:

www.Americanadvantageassociation.com
Username is: Benefits
Password is: BB001

Access to the following Insurance Benefits which are further outlined in the Certificates of Insurance provided to CUSTOMER by AAA and to be included in Membership fulfillment materials.

SRnflMHMi                                                HiiWBM fflORfl!
---------                                                ---------------
Accidental Death &       $10,000                         $25,000                        $50,000
 Dismemberment
Accident Medical         $1,000                          $2,500                         $2,500
Expense
Reimbursement            ($100 deductible)               ($100 deductible)              ($100 deductible)
Hospital Daily           $250 per day                    $500 per day                   $1,000 per day
Benefit                  (Max of 180 days)               (Max of 180 days)              (Max of 180 days)
                         $250 per day                    $500 per day                   $1,000 per day
ICU Daily Benefit        (Max of 14 days)                (Max of 14 days)               (Max of 14 days)
                         Individual: 3 per yr @ $50      Individual: 4 per yr @ $50     Individual: 4 per yr @ $75
Doctor Visit Benefit     Family: 5 per yr@ $50           Family: 6 per yr @ $50         Family: 8 per yr @ $75
Surgical Benefit         $25                             $25                            $40
 (Schedule Units)        (multiplied by factor in        (multiplied by factor in       (multiplied by factor in
                         schedule within certificate)    schedule within certificate)   schedule within certificate)
Emergency Room Benefit   $50                             $75                            $100
                         (max of 3 per person per yr)    (max of 3 per person per yr)   (max of 3 per person per yr)
Ambulance Benefit        $100                            $100                           $100
                         (max of 3 per person per yr)    (max of 3 per person per yr)   (max of 3 per person per yr)
Accident Disability      N/A                             $400 per month                 $400 per month
 Benefit                                                 90 day waiting period          90 day waiting period


                                  CONFIDENTIAL

                             EXHIBIT A (PAGE 2 OF 2)

                        AAA MEDICAL SERVICES PLAN PROFILE

Group Insurance Coverage:
The insurance benefits are provided by a licensed insurance company under a group master policy issued to the American Advantage Association. CUSTOMER agrees to enroll its Silver, Gold and Platinum Members in the American Advantage Association to qualify for these coverages. The Membership Fees outlined in this Exhibit A are subject to the underwriting insurance companies continued provision of these insurance benefits to AAA. The insurance Company will not cancel the Master Policy without providing AAA with at least Ninety (90) days advance written notice. AAA agrees to subsequently notify CUSTOMER of any such notice at their earliest possible convenience. The underwriting insurance company reserves the right to modify the rates charged under a Group Plan if warranted by claims experience or other policy related expenses to justify such a change. The underwriting insurance company will provide AAA with 90 days advance written notice of any rate changes. AAA agrees to subsequently notify CUSTOMER of any such notice at their earliest possible convenience. Any rate changes required by the underwriting insurance company will directly impact the Member Fees outlined in this Exhibit A.

Membership Fees:
CUSTOMER agrees to pay AAA the Monthly Membership Fees outlined below for each actively enrolled member in their Silver Gold or Platinum Plans. CUSTOMER shall provide AAA with a detailed eligibility reporting of all newly enrolled Members, cancelled Members, and renewed Members in a mutually agreed upon electronic format on a monthly basis or at a frequency agreed on by the Parties. On the first of each month, AAA will invoice CUSTOMER for the Monthly Membership Fees due for all Members who were active as of the last day in the previous month. In the event CUSTOMER fails to provide AAA with updated eligibility reporting by the 10th of any month for membership as of the last day of the previous month, CUSTOMER and AAA agree that no changes have occurred since the previous month end and AAA will invoice CUSTOMER for the same amounts as invoiced the previous month end and CUSTOMER agrees to pay such invoice. Invoices shall be considered due upon receipt and shall be paid no later than 10 days after the receipt of such invoice. Disputes on paid invoices must be brought to the other party's attention within 45 days of AAA receiving payment from CUSTOMER or fees will be deemed agreed upon by the parties as paid.

Per Member Per Month         Individual Monthly            Family Monthly
Membership Fees                Membership Fee              Membership Fee
---------------                --------------              --------------
Silver Plan                        $35.29                      $88.26

Gold Plan                          $51.74                      $126.01

Platinum Plan                      $90.43                      $224.63

IN WITNESS WHEREOF, the parties have executed this Exhibit A by their authorized representatives and made it effective as of the Date listed below.

AMERICAN ADVANTAGE ASSOCIATON              NATIONAL HEALTH PARTNERS

By:                                        By:
    --------------------------------           ---------------------------------

Date:                                      Date:
      ------------------------------             -------------------------------


                                  CONFIDENTIAL

                         NATIONAL HEALTH PARTNERS, INC.

                          SECURITIES PURCHASE AGREEMENT

                      ------------------------------------

                                CLASS A WARRANTS

                      ------------------------------------

                                  CONFIDENTIAL

                               NOTICE TO OFFEREES

     THE RECIPIENT OF THIS SECURITIES PURCHASE AGREEMENT HAS REQUESTED THAT NATIONAL HEALTH PARTNERS, INC. (THE "COMPANY") PROVIDE THE RECIPIENT WITH A COPY OF THIS SECURITIES PURCHASE AGREEMENT. THIS SECURITIES PURCHASE AGREEMENT IS BEING PROVIDED TO THE RECIPIENT BASED ON THE RECIPIENT'S PRIOR EXPRESS AGREEMENT TO KEEP THE INFORMATION CONTAINED IN THIS SECURITIES PURCHASE AGREEMENT CONFIDENTIAL. BY ACCEPTING RECEIPT OF THIS SECURITIES PURCHASE AGREEMENT, THE RECIPIENT ACKNOWLEDGES AND AGREES THAT THE SECURITIES PURCHASE AGREEMENT HAS BEEN FURNISHED TO RECIPIENT ON A CONFIDENTIAL BASIS SOLELY FOR THE PURPOSE OF ENABLING THE RECIPIENT TO EVALUATE THE COMPANY, THE RECIPIENT MAY NOT DISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, AND THE RECIPIENT WILL NOT REPRODUCE OR REDISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT, IN WHOLE OR IN PART, OR DISCLOSE, DIRECTLY OR INDIRECTLY, ANY OF THE CONTENTS OF THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY.

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITIES PURCHASE AGREEMENT AND THE OTHER OFFERING DOCUMENTS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

     THE SECURITIES ARE BEING SOLD FOR INVESTMENT PURPOSES ONLY, WITHOUT A VIEW TO RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE TRANSFERRED, RESOLD OR OFFERED FOR RESALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND EFFECTIVE REGISTRATION OR QUALIFICATION UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, OR THE AVAILABILITY OF AN EXEMPTION THEREFROM.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SECURITIES PURCHASE AGREEMENT OR ANY OF THE OTHER OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is entered into by and between NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), and the purchaser or purchasers identified on the signature page hereof ("Purchaser").

                                R E C I T A L S:

     WHEREAS, Purchaser desires to purchase, and the Company desires to sell, warrants to purchase shares of the Company's common stock on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises and representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. The Offering.

     (a) Private Offering. The securities offered hereby are being offered in a private offering (the "Offering") of Class A warrants ("Class A Warrants" or, the "Warrants") to acquire up to 8,000,000 shares of common stock, $.001 par value per share ("Common Stock"). The Warrants will be sold in units ("Units") comprised of one Class A Warrant. A maximum of 8 Units are being offered hereby for aggregate gross proceeds to the Company of $800. The Units are being sold on a reasonable "best efforts" basis at a purchase price of $100 per Unit pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506 of Regulation D thereunder. The Company has the right to increase the amount of the Offering in its sole and absolute discretion. The Units are being offered solely to a limited number of "accredited investors" as that term is defined in Rule 501(a) of the Securities Act during an offering period commencing January 10, 2011 and terminating on January 13, 2011, unless earlier terminated or otherwise extended by the Company in its sole discretion. This Agreement and the Warrant Certificates (as defined in Section 1(b) below) are hereinafter referred to collectively as the "Offering Documents." The Warrants and the shares of Common Stock issuable upon exercise of the Warrants are hereinafter referred to collectively as the "Securities." All references to "dollar" or "$" are references to U.S. Dollars.

     (b) Description of Warrants. Each Class A Warrant shall be exercisable into 1,000,000 shares of Common Stock at an exercise price of $0.005 per share until December 31, 2011. The shares of Common Stock issuable upon the exercise of the Warrants shall be entitled to the registration rights set forth in Section 8 hereof. The terms of the Class A Warrants are set forth in the Form of Class A
Warrant attached hereto and made a part hereof as Exhibit A (the "Class A Warrant Certificate" or, the "Warrant Certificate").

     (c) Use of Proceeds. Assuming all of the Units in the Offering are sold, the aggregate gross proceeds to the Company will be approximately $800. The Company intends to use the proceeds for general working capital purposes.

     (d) Placement Agent and Finder Fees. The Company reserves the right to pay reasonable placement agent and finder fees in cash or equity.

2. Sale and Purchase of Units.

     (a) Sale and Purchase of Units. Subject to the terms and conditions hereof, the Company agrees to sell, and Purchaser irrevocably subscribes for and agrees to purchase, the number of Units set forth on the signature page of this Agreement at a purchase price of $100 per Unit. The aggregate purchase price for the Units shall be as set forth on the signature page hereto (the "Purchase Price") and shall be payable upon execution hereof by check or wire transfer of immediately available funds.

     (b) Subscription Procedure. In order to purchase Units, Purchaser shall deliver to the Company, at its principal executive office identified in Section 16 hereof: (i) one completed and duly executed copy of this Agreement; and (ii) immediately available funds, or a certified check or bank check, in an amount equal to the Purchase Price. Execution and delivery of this Agreement shall constitute an irrevocable subscription for that number of Units set forth on the signature page hereto. Payment for the Units may be made by wire transfer to:

               T.D. Bank
               Philadelphia, PA.
               Routing Number: 036001808
               Account Name: National Health Partners, Inc.
               Account Number: 367884541
               Swift Code: NRTHUS33

or by certified check or bank check made payable in U.S. Dollars to "National Health Partners, Inc." Receipt by the Company of funds wired, or deposit and collection by the Company of the check tendered herewith, will not constitute acceptance of this Agreement by the Company. The Units subscribed for will not be deemed to be issued to, or owned by, Purchaser until the Company has executed this Agreement. This Agreement will either be accepted by the Company, in whole or in part, in its sole discretion, or rejected by the Company as promptly as practicable. If this Agreement is accepted only in part, Purchaser agrees to purchase such smaller number of Units as the Company determines to sell to Purchaser. If this Agreement is rejected for any reason, including the termination of the Offering by the Company, this Agreement and all funds tendered herewith will be promptly returned to Purchaser, without interest or deduction of any kind, and this Agreement will be void and of no further force or effect.

     (c) Closing. Subscriptions will be accepted at one or more closings ("Closings") at such time, on such date and in such manner as the Company shall determine in its sole discretion. Upon the Closing, the subscription evidenced hereby, if not previously rejected by the Company, will, in reliance upon Purchaser's representations and warranties contained herein, be accepted, in whole or in part, by the Company. If Purchaser's subscription is accepted only in part, this Agreement will be marked to indicate such fact and the Company will return to Purchaser the portion of the funds tendered by Purchaser representing the unaccepted portion of Purchaser's subscription, without interest or deduction of any kind. Upon acceptance of this Agreement in whole or in part by the Company, the Company will issue certificates for the Warrants duly executed by the Company, together with a copy of Purchaser's executed Agreement countersigned by the Company.

3. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company as follows:

     (a) Organization and Qualification.

     (i) If Purchaser is an entity, Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate or other entity power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on Purchaser, and Purchaser is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on it.

     (ii) If Purchaser is an entity, the address of its principal place of business is set forth on the signature page of this Agreement, and if Purchaser is an individual, the address of its principal residence is set forth on the signature page of this Agreement.

     (b) Authority; Validity and Effect of Agreement.

     (i) If Purchaser is an entity, Purchaser has the requisite corporate or other entity power and authority to execute and deliver this Agreement and perform its obligations under this Agreement. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and all other necessary corporate or other entity action on the part of Purchaser have been duly authorized by its board of directors or similar governing body, and shareholders or similar interest holders, if necessary, and no other corporate or other entity proceedings on the part of Purchaser is necessary for Purchaser to execute and deliver this Agreement and perform its obligations hereunder.

     (ii) This Agreement has been duly and validly authorized, executed and delivered by Purchaser and, assuming it has been duly and validly executed and delivered by the Company, constitutes a legal, valid and binding obligation of Purchaser, in accordance with its terms.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by Purchaser nor the performance by Purchaser of its obligations hereunder will: (i) if Purchaser is an entity, conflict with Purchaser's articles of incorporation or bylaws, or other similar organizational documents; (ii) violate any statute, law, ordinance, rule or regulation, applicable to Purchaser or any of the properties or assets of Purchaser; or
(iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of Purchaser under, or result in the creation or imposition of any lien upon any properties, assets or business of Purchaser under, any material contract or any order, judgment or decree to which Purchaser is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

     (d) Accredited Investor. Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). If Purchaser is an entity, Purchaser was not formed for the specific purpose of acquiring the Securities, and, if it was, all of Purchaser's equity owners are "accredited investors" as defined above.

     (e) No Government Review. Purchaser understands that neither the United States Securities and Exchange Commission ("SEC") nor any securities commission or other governmental authority of any state, country or other jurisdiction has approved the issuance of the Securities or passed upon or endorsed the merits of the Securities or the Offering Documents, or confirmed the accuracy of, determined the adequacy of, or reviewed the Offering Documents.

     (f) Investment Intent. The Securities are being acquired for the Purchaser's own account for investment purposes only, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, and Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or third person with respect to any of the Securities.

     (g) Restrictions on Transfer. Purchaser understands that the Securities are "restricted securities" as such term is defined in Rule 144 under the Securities Act and have not been registered under the Securities Act or registered or qualified under any state securities law, and may not be, directly or indirectly, sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and registration or qualification under applicable state securities laws or the availability of an exemption therefrom. In any case where such an exemption is relied upon by Purchaser from the registration requirements of the Securities Act and the registration or qualification requirements of such state securities laws, Purchaser shall furnish the Company with an opinion of counsel stating that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and will not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and opinion to be satisfactory to the Company. Purchaser acknowledges that it is able to bear the economic risks of an investment in the Securities for an indefinite period of time, and that its overall commitment to investments that are not readily marketable is not disproportionate to its net worth.

     (h) Investment Experience. Purchaser has such knowledge, sophistication and experience in financial, tax and business matters in general, and investments in securities in particular, that it is capable of evaluating the merits and risks of this investment in the Securities, and Purchaser has made such investigations in connection herewith as it deemed necessary or desirable so as to make an informed investment decision without relying upon the Company for legal or tax advice related to this investment. In making its decision to acquire the Securities, Purchaser has not relied upon any information other than information contained in the Offering Documents.

     (i) Access to Information. Purchaser acknowledges that it has had access to and has reviewed all documents and records relating to the Company, including but not limited to the Company's filings with the SEC, that it has deemed necessary in order to make an informed investment decision with respect to the Securities. Purchaser acknowledges that the Company may concurrently issue securities that are identical to or different from the Securities for a purchase price consisting of cash, services or other consideration that may be materially different from the purchase price of the Securities and that such securities may have rights, preferences and privileges senior to those of the Securities. Purchaser acknowledges that it has had the opportunity to ask representatives of the Company certain questions and request certain additional information regarding the terms and conditions of such investment and the finances, operations, business and prospects of the Company, that it has had any and all such questions and requests answered to its satisfaction, and that it understands the risks and other considerations relating to its investment in the Securities.

     (j) Reliance on Representations. Purchaser understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities. Purchaser represents and warrants to the Company that any information that Purchaser has heretofore furnished or furnishes herewith to the Company is complete and accurate, and further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Securities. Within five (5) days after receipt of a request from the Company, Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is subject.

     (k) No General Solicitation. Purchaser is unaware of, and in deciding to purchase the Units is in no way relying upon, and did not become aware of opportunity to purchase the Units through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio or the internet, in connection with the Offering.

     (l) Legends. The certificates and agreements evidencing the Securities shall have endorsed thereon the following legend (and appropriate notations thereof will be made in the Company's stock transfer books), and stop transfer instructions reflecting these restrictions on transfer will be placed with the transfer agent of the Shares:

       THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR

       APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION THEREFROM. NO TRANSFER OF THE SECURITIES REPRESENTED HEREBY MAY BE MADE IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION UNLESS THERE SHALL HAVE BEEN DELIVERED TO THE ISSUER A WRITTEN OPINION OF UNITED STATES COUNSEL OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT SUCH TRANSFER MAY BE MADE WITHOUT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS.

     (m) Placement and Finder's Fees. No agent, broker, investment banker, finder, financial advisor or other person acting on behalf of Purchaser or under its authority is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, in connection with the Offering, and no person is entitled to any fee or commission or like payment in respect thereof based in any way on agreements, arrangements or understanding made by or on behalf of Purchaser.

4. Representations and Warranties of the Company. The Company represents and warrants to Purchaser as follows:

     (a) Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on the Company. The Company is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on the Company.

     (b) Authority; Validity and Effect of Agreement.

     (i) The Company has the requisite corporate power and authority to execute and deliver this Agreement, perform its obligations under this Agreement, and engage in the Offering. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the Offering and all other necessary corporate action on the part of the Company have been duly authorized by its board of directors, and no other corporate proceedings on the part of the Company is necessary to authorize this Agreement or the Offering. This Agreement has been duly and validly executed and delivered by the Company and, assuming that it has been duly authorized, executed and delivered by Purchaser, constitutes a legal, valid and binding obligation of the Company, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

     (ii) The Shares have been duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable shares of Common Stock with no personal liability resulting solely from the ownership of such shares and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company. The shares of Common Stock issuable upon exercise of the Warrants have been duly reserved for issuance upon exercise of the Warrants and, when issued and paid for in accordance with the Warrants, will be duly authorized, validly issued, fully paid and non-assessable shares of Common Stock, with no personal liability resulting solely from the ownership of such shares, and will be free and clear of all liens, charges, restrictions, claims and in encumbrances imposed by or through the Company.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by the Company nor the performance by the Company of its obligations hereunder will: (i) conflict with the Comp3any's Certificate of Incorporation or Bylaws; (ii) violate any statute, law, ordinance, rule or regulation, applicable to the Company or any of the properties or assets of the Company; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of the Company, or result in the creation or imposition of any lien upon any properties, assets or business of the Company under, any material contract or any order, judgment or decree to which the Company is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement; and

     (d) Placement and Finder's Fees. Except as provided in Section 1(d), neither the Company nor any of its respective officers, directors, employees or managers, has employed any broker, finder, advisor or consultant, or incurred any liability for any investment banking fees, brokerage fees, commissions or finders' fees, advisory fees or consulting fees in connection with the Offering for which the Company has or could have any liability.

5. Indemnification. Purchaser agrees to indemnify, defend and hold harmless the Company and its respective affiliates and agents from and against any and all demands, claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys' fees and related disbursements incurred by the Company that arise out of or result from a breach of any representations or warranties made by Purchaser herein, and Purchaser agrees that in the event of any breach of any representations or warranties made by Purchaser herein, the Company may, at its option, forthwith rescind the sale of the Units to Purchaser.

6. Confidentiality. Purchaser acknowledges and agreements that:

     (a) All of the information contained herein and in the other Offering Documents is of a confidential nature and may be regarded as material non-public information under Regulation FD of the Securities Act.

     (b) The Offering Documents have been furnished to Purchaser by the Company for the sole purpose of enabling Purchaser to consider and evaluate an investment in the Company, and will be kept confidential by Purchaser and not used for any other purpose.

     (c) The information contained herein shall not, without the prior written consent of the Company, be disclosed by Purchaser to any person or entity, other than Purchaser's personal financial and legal advisors for the sole purpose of evaluating an investment in the Company, and Purchaser will not, directly or indirectly, disclose or permit Purchaser's personal financial and legal advisors to disclose any of such information without the prior written consent of the Company.

     (d) Purchaser shall make its representatives aware of the terms of this section and shall be responsible for any breach of this Agreement by such representatives.

     (e) Purchaser shall not, without the prior written consent of the Company, directly or indirectly, make any statements, public announcements or release to trade publications or the press with respect to the subject matter of the Offering Documents.

     (f) If Purchaser decides to not pursue further investigation of the Company or to not participate in the Offering, Purchaser will promptly return the Offering Documents and any accompanying documentation to the Company.

7. Non-Public Information. Purchaser acknowledges that information concerning the matters that are the subject matter of this Agreement may constitute material non-public information under United States federal securities laws, and that United States federal securities laws prohibit any person who has received material non-public information relating to the Company from purchasing or selling securities of the Company, or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of the Company. Accordingly, until such time as any such non-public information has been adequately disseminated to the public, Purchaser shall not purchase or sell any securities of the Company, or communicate such information to any other person.

8. Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9. Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

11. Extensions and Waivers. At any time prior to the Closing, the parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

12. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party hereto. Except as provided in Section 5 or Section 8, nothing in this Agreement is intended to confer upon any person not a party hereto (and their successors and assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13. Survival of Representations, Warranties and Covenants. The representations and warranties contained herein shall survive the Closing and shall thereupon terminate 18 months from the Closing, except that the representations contained in Sections 3(a), 3(b), 3(d), 4(a) and 4(b) shall survive indefinitely. All covenants and agreements contained herein which by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.

14. Headings; Definitions. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

15. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement shall remain in full force and effect and shall be reformed to render the Agreement valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

16. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

          If to the Company:

               National Health Partners, Inc.
               120 Gibraltar Road
               Suite 107
               Horsham, PA 19044
               Attention:  Chief Financial Officer

          If to Purchaser:

               To the Purchaser address set forth on the signature page hereof.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

18. Arbitration. If a dispute arises as to the interpretation of this Agreement, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

19. Counterparts. This Agreement may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have fully executed this Agreement as of the later of the dates set forth below.

                                    PURCHASER

Date: 12th January 2011

                                    By: /s/ Pierre Besuchet
                                       ---------------------------------------
                                    Name: Pierre Besuchet
                                    Title:
                                    Address: 28 quai dos Resger
                                             1201 Geneve
                                             Switzerland


                                    No. of Units Purchased: 4
                                    Purchase Price
                                    @ $100 per Unit: $$400

                                    NATIONAL HEALTH PARTNERS, INC.



Date: 1/12/11                       By: /s/ David M. Daniels
                                       ---------------------------------------
                                    Name:  David M. Daniels
                                    Title: President & CEO

                                                                       Exhibit A

No. 2011 - [___02_____]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED HEREBY HAVE BEEN TAKEN BY THE REGISTERED OWNER FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO THE RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF WITHOUT AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER OR DISPOSITION DOES NOT VIOLATE THE SECURITIES ACT OF 1933, AS AMENDED, THE RULES AND REGULATIONS THEREUNDER OR OTHER APPLICABLE SECURITIES LAWS.

                           CLASS A WARRANT TO PURCHASE
                                 COMMON STOCK OF
                         NATIONAL HEALTH PARTNERS, INC.

         Void after 5:00 p.m. Eastern Standard Time on December 31, 2011

     This Warrant ("Warrant") confirms that, FOR VALUE RECEIVED, Pierre Besuchet ("Holder") is entitled to purchase, subject to the terms and conditions hereof, from NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), 4,000,000 shares of common stock, $.001 par value per share, of the Company (the "Common Stock"), at any time during the period commencing on the date hereof (the "Commencement Date") and ending at 5:00 p.m. Eastern Standard Time on December 31, 2011 (the "Termination Date") at an exercise price of $0.005 per share of Common Stock (the "Exercise Price"). The number of shares of Common Stock purchasable upon exercise of this Warrant and the Exercise Price per share shall be subject to adjustment from time to time upon the occurrence of certain events as set forth below.

     The shares of Common Stock or any other shares or other units of stock or other securities or property, or any combination thereof, then receivable upon exercise of this Warrant, as adjusted from time to time, are sometimes referred to hereinafter as "Exercise Shares." The exercise price per share as from time to time in effect is referred to hereinafter as the "Exercise Price."

1. Exercise of Warrant; Issuance of Exercise Shares.

     (a) Exercise of Warrant.

          (i) Subject to the terms hereof, the purchase rights represented by this Warrant are exercisable by Holder in whole or in part, at any time, or from time to time, after the Commencement Date by the surrender of this Warrant and the Notice of Exercise annexed hereto duly completed and executed on behalf of Holder, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to Holder at the address of

Holder appearing on the books of the Company) accompanied by payment of the Exercise Price in full either: (x) in cash, by bank or certified check, or by wire transfer of immediately available funds for the Exercise Shares with respect to which this Warrant is exercised, or (y) by any other method approved by the board of directors of the Company (the "Board").

          (ii) In the event that this Warrant shall be duly exercised in part prior to the Termination Date, the Company shall issue a new Warrant of like tenor evidencing the rights of the Holder thereof to purchase the balance of the Exercise Shares purchasable under the Warrant so surrendered that shall not have been purchased.

      (b) Issuance of Exercise Shares; Delivery of Warrant Certificate. The Company shall, within 10 business days or as soon thereafter as is practicable of the exercise of this Warrant, issue in the name of and cause to be delivered to the Holder one or more certificates representing the Exercise Shares to which the Holder shall be entitled upon such exercise under the terms hereof. Such certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become the record holder of the Exercise Shares as of the date of the proper exercise of this Warrant.

     (c) Exercise Shares Fully Paid and Non-Assessable. The Company agrees and covenants that all Exercise Shares issuable upon the due exercise of the Warrant represented by this Warrant certificate ("Warrant Certificate") shall, upon issuance and payment therefor in accordance with the terms hereof, be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all taxes (other than taxes which, pursuant to Section 2 hereof, the Company shall not be obligated to pay) or liens, charges, and security interests created by the Company with respect to the issuance thereof.

     (d) Reservation of Exercise Shares. The Company covenants that during the term that this Warrant is exercisable, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Exercise Shares upon the exercise of this Warrant, and from time to time will take all steps necessary to amend its articles of incorporation to provide sufficient reserves of shares of Common Stock issuable upon the exercise of the Warrant.

     (e) Fractional Shares. The Company shall not be required to issue fractional shares of capital stock upon the exercise of this Warrant or to deliver Warrant that evidence fractional shares of capital stock. In the event that any fraction of an Exercise Share would, except for the provisions of this subsection (e), be issuable upon the exercise of this Warrant, the Company shall pay to the Holder exercising the Warrant an amount in cash equal to such fraction multiplied by the Current Market Value of the Exercise Share on the last business day prior to the date on which this Warrant is exercised.

     For purposes hereof, the "Current Market Value" for any day shall be determined as follows:

          (i) if the Exercise Shares are listed or traded on a national securities exchange or the NASDAQ Reporting System, the closing price on the principal national securities exchange on which they are so listed or traded, on the NASDAQ Reporting System, as the case may be, on the last business day prior to the date of the exercise of this Warrant. The closing price referred to in this clause (i) shall be the last reported sales price or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on the national securities exchange on which the Exercise Shares are then listed or in the NASDAQ Reporting System; or

          (ii) if the Exercise Shares are traded in the over-the-counter market and not on any national securities exchange and not on the NASDAQ National Market System or NASDAQ Capital Market (together, the "NASDAQ Reporting
System"), the average of the mean between the last bid and asked prices per share, as reported by the National Quotation Bureau, Inc., or an equivalent generally accepted reporting service, or if not so reported, the average of the closing bid and asked prices for an Exercise Share as furnished to the Company by any member of the National Association of Securities Dealers, Inc., selected by the Company for that purpose; or

          (iii) if no such closing price or closing bid and asked prices are available, as determined in any reasonable manner as may be prescribed by the Board of Directors of the Company.

2. Payment of Taxes. The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of Exercise Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax or taxes that may be payable in respect of any transfer involved in the issue of this Warrant or any certificates for Exercise Shares in a name other than that of the holder of this Warrant surrendered upon the exercise of this Warrant, and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. Except as specifically provided in this Section 2, Holder shall be responsible for the payment of all other taxes incurred in connection with the receipt, transfer or sale of the Warrant or the Exercise Shares.

3. Mutilated or Missing Warrant Certificates. In case any Warrant shall be mutilated, lost, stolen or destroyed, the Company may in its discretion issue, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and in substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and in the same aggregate denomination, but only: (i) in the case of loss, theft or destruction, upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant and indemnity or bond, if requested, also satisfactory to them and (ii) in the case of mutilation, upon surrender of the mutilated Warrant. Applicants for such substitute Warrants shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company or its counsel may prescribe.

4. Rights of Holder. The Holder shall not, by virtue of anything contained in this Warrant or otherwise, be entitled to any right whatsoever, either at law or in equity, of a stockholder of the Company, including without limitation, the right to receive dividends or to vote or to consent or to receive notice as a shareholder in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

5. Registration of Transfers and Exchanges. The Warrant shall be transferable, subject to the provisions of Section 7 hereof, upon the books of the Company, if any, to be maintained by it for that purpose, upon surrender of this Warrant to the Company at its principal office accompanied (if so required by the Company) by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed by Holder or by the duly appointed legal representative thereof or by a duly authorized attorney and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. In all cases of transfer by an attorney, the original letter of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited and remain with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited and remain with the Company in its discretion. Upon any such registration of transfer, a new Warrant shall be issued to the transferee named in such instrument of transfer, and the surrendered Warrant shall be canceled by the Company. This Warrant may be exchanged, at the option of the Holder thereof and without charge, when surrendered to the Company at its principal office, or at the office of its transfer agent, if any, for another Warrant of like tenor and representing in the aggregate the right to purchase from the Company a like number and kind of Exercise Shares as the Warrant surrendered for exchange or transfer, and the Warrant so surrendered shall be canceled by the Company or transfer agent, as the case may be.

6. Adjustment of Exercise Shares and Exercise Price. The Exercise Price and the number and kind of Exercise Shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as hereinafter provided. The Exercise Price in effect at any time and the number and kind of securities purchasable upon exercise of each Warrant shall be subject to adjustment as follows:

     (a) In case of any consolidation or merger of the Company with another corporation (other than: (i) a merger with a wholly-owned subsidiary of the Company and (ii) a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) of outstanding Common Stock issuable upon such exercise), the rights of the Holder of this Warrant shall be adjusted in the manner described below:

          (i) In the event that the Company is the surviving corporation, this Warrant shall, without payment of additional consideration therefor, be deemed modified so as to provide that the Holder of this Warrant, upon the exercise thereof, shall procure, in lieu of each share of Common Stock theretofore issuable upon such exercise, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change, consolidation or merger by the holder of each share of Common Stock, had exercise of this Warrant occurred immediately prior to such reclassification, change, consolidation or merger. This Warrant (as adjusted) shall be deemed to provide for further adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this clause (i) shall similarly apply to successive reclassifications, changes, consolidations and mergers.

          (ii) In the event that the Company is not the surviving corporation, Holder shall be given at least 15 days prior written notice of such transaction and shall be permitted to exercise this Warrant, to the extent it is exercisable as of the date of such notice, during this 15- day period. Upon expiration of such 15-day period, this Warrant and all of Holder's rights hereunder shall terminate.

     (b) If the Company, at any time while this Warrant, or any portion thereof, remains outstanding and unexpired, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 6.

     (c) In case the Company shall: (i) pay a dividend or make a distribution on its shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify  its  outstanding  Common Stock into a greater  number of shares,  or
(iii) combine or reclassify its outstanding Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification, shall be proportionally adjusted so that the holder of this Warrant exercised after such date shall be entitled to receive the aggregate number and kind of shares that, if this Warrant had been exercised by such holder immediately prior to such date, he would have owned upon such exercise and been entitled to receive upon such dividend, subdivision, combination or reclassification. For example, if the Company declares a 2 for 1 stock dividend or stock split and the Exercise Price immediately prior to such event was $2.00 per share, the adjusted Exercise Price immediately after such event would be $1.00 per share. Such adjustment shall be made successively whenever any event listed above shall occur. Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this subsection (c), the number of Exercise Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Exercise Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     (d) In the event that at any time, as a result of an adjustment made pursuant to subsection (a), (b) or (c) above, the Holder of this Warrant thereafter shall become entitled to receive any Exercise Shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in subsections (a), (b) or
(c) above.

     (e) Irrespective of any adjustments in the Exercise Price or the number or kind of Exercise Shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Warrant.

     (f) Whenever the Exercise Price shall be adjusted as required by the provisions of the foregoing Section 6, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by Holder and the Company shall, forthwith after each such adjustment, mail a copy by certified mail of such certificate to Holder.

     (g) All calculations under this Section 6 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

7. Restrictions on Transferability; Restrictive Legend. Neither this Warrant nor the Exercise Shares shall be transferable except in accordance with the provisions of this Section 7.

     (a) Restrictions on Transfer; Indemnification. Neither this Warrant nor any Exercise Share may be offered for sale or sold, or otherwise transferred or sold in any transaction which would constitute a sale thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), unless: (i) such security has been registered for sale under the Securities Act and registered or qualified under applicable state securities laws relating to the offer and sale of securities, or (ii) exemptions from the registration requirements of the Securities Act and the registration or qualification requirements of all such state securities laws are available, and the Company shall have received an opinion of counsel satisfactory to the Company that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and would not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and such opinion to be satisfactory to the Company.

     (b)  Restrictive  Legends.  Unless and until  otherwise  permitted  by this
Section 7 or unless otherwise determined by the Board, this Warrant, each Warrant issued to the Holder or to any transferee or assignee of this Warrant, and each certificate representing Exercise Shares issued upon exercise of this Warrant or to any transferee of the person to whom the Exercise Shares were issued, shall bear a legend setting forth the requirements of subsection (a) of this Section 7, together with such other legend or legends as may otherwise be deemed necessary or appropriate by counsel to the Company.

     (c) Removal of Legend. The Company shall, at the request of any registered holder of a Warrant or Exercise Share, exchange the certificate representing such security for a certificate representing the same security not bearing the restrictive legend required by subsection (b) if, in the opinion of counsel acceptable to the Company, such restrictive legend is no longer necessary. Holder shall be responsible for the payment of all costs and expenses associated with the removal of the restrictive legend.

     (d) The Holder agrees to indemnify and hold harmless the Company against any loss, damage, claim or liability arising from the disposition of this Warrant or any Exercise Share held by such holder or any interest therein in violation of the provisions of this Section 7.

8. Restrictions on Exercise. The Holder may not acquire a number of Exercise Shares to the extent that, upon such exercise, the number of shares of Common Stock then beneficially owned by such Holder and its affiliates and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act, (including shares held by any "group" of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) exceeds 19.99% of the total number of shares of Common Stock of the Company then issued and outstanding. For purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities Exchange Commission (the "Commission"), and the percentage held by the holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act.

9. Entire Agreement. This Warrant contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Warrant.

10. Amendment and Modification. This Warrant may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

11. Extensions and Waivers. The parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

12. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Warrant without the express prior written consent of the other party hereto. Nothing in this Warrant, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Warrant, except as expressly provided in this Warrant.

13. Headings; Definitions. The section headings contained in this Warrant are inserted for convenience of reference only and will not affect the meaning or interpretation of this Warrant. All references to sections contained herein mean sections of this Warrant unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

14. Severability. If any provision of this Warrant or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Warrant shall remain in full force and effect and shall be reformed to render the Warrant valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

15. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

          If to the Company:

               National Health Partners, Inc.
               120 Gibraltar Road
               Suite 107
               Horsham, PA 19044
               Attention:  Chief Financial Officer
               Fax: (215) 682-7116

          If to Holder:

               To the address of the Holder appearing on the books of the Company or the Company's transfer agent, if any.

16. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

17. Arbitration. If a dispute arises as to the interpretation of this Warrant, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

18. Counterparts. This Warrant may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the Company has caused these presents to be duly executed as of this [12] day of [January___],[2011].

                                     NATIONAL HEALTH PARTNERS, INC.


                                     By: /s/ David M. Daniels
                                        -----------------------------------
                                     Name:  David M. Daniels
                                     Title: President & CEO

                               NOTICE OF EXERCISE

To: National Health Partners, Inc.
    120 Gibraltar Road
    Suite 107
    Horsham, PA 19044
    Attention: Chief Financial Officer

     (1) The undersigned hereby elects to purchase 4,000,000 shares of Common Stock of the Company pursuant to the terms of the attached warrant, and tenders herewith payment of the purchase price for such shares in full in accordance with the terms of the warrant.

     (2) In exercising the warrant, the undersigned hereby confirms and acknowledges that the shares of Common Stock to be issued upon conversion thereof are being acquired solely for the account of the undersigned for investment purposes only (unless such shares are subject to resale pursuant to an effective registration statement or an exemption from registration under applicable federal and state securities laws), and that the undersigned will not offer, sell or otherwise dispose of any such shares of Common Stock except under circumstances that will not result in a violation of the Securities Act or any state securities laws.

     (3) Terms not otherwise defined in this Notice of Exercise shall have the meanings ascribed to such terms in the attached warrant.

     (4) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned.


                                 /s/ Pierre Besuchet
                                 -----------------------------------
                                 (Signature)

                                 By:   Pierre Besuchet
                                 Name: Pierre Besuchet
                                 Title:

                         NATIONAL HEALTH PARTNERS, INC.

                          SECURITIES PURCHASE AGREEMENT

                      ------------------------------------

                                  COMMON STOCK
                                CLASS A WARRANTS

                      ------------------------------------

                                  CONFIDENTIAL

                               NOTICE TO OFFEREES

     THE RECIPIENT OF THIS SECURITIES PURCHASE AGREEMENT HAS REQUESTED THAT NATIONAL HEALTH PARTNERS, INC. (THE "COMPANY") PROVIDE THE RECIPIENT WITH A COPY OF THIS SECURITIES PURCHASE AGREEMENT. THIS SECURITIES PURCHASE AGREEMENT IS BEING PROVIDED TO THE RECIPIENT BASED ON THE RECIPIENT'S PRIOR EXPRESS AGREEMENT TO KEEP THE INFORMATION CONTAINED IN THIS SECURITIES PURCHASE AGREEMENT CONFIDENTIAL. BY ACCEPTING RECEIPT OF THIS SECURITIES PURCHASE AGREEMENT, THE RECIPIENT ACKNOWLEDGES AND AGREES THAT THE SECURITIES PURCHASE AGREEMENT HAS BEEN FURNISHED TO RECIPIENT ON A CONFIDENTIAL BASIS SOLELY FOR THE PURPOSE OF ENABLING THE RECIPIENT TO EVALUATE THE COMPANY, THE RECIPIENT MAY NOT DISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, AND THE RECIPIENT WILL NOT REPRODUCE OR REDISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT, IN WHOLE OR IN PART, OR DISCLOSE, DIRECTLY OR INDIRECTLY, ANY OF THE CONTENTS OF THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY.

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITIES PURCHASE AGREEMENT AND THE OTHER OFFERING DOCUMENTS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

     THE SECURITIES ARE BEING SOLD FOR INVESTMENT PURPOSES ONLY, WITHOUT A VIEW TO RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE TRANSFERRED, RESOLD OR OFFERED FOR RESALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND EFFECTIVE REGISTRATION OR QUALIFICATION UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, OR THE AVAILABILITY OF AN EXEMPTION THEREFROM.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SECURITIES PURCHASE AGREEMENT OR ANY OF THE OTHER OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is entered into by and between NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), and the purchaser or purchasers identified on the signature page hereof ("Purchaser").

                                    RECITALS:

     WHEREAS, Purchaser desires to purchase, and the Company desires to sell, shares of the Company's common stock on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises and representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. The Offering.

     (a) Private Offering. The securities offered hereby are being offered in a private offering (the "Offering") of up to 2,500,000 shares ("Shares") of common stock, $.001 par value per share ("Common Stock"), and Class A warrants ("Class A Warrants" or, the "Warrants") to acquire up to 2,500,000 shares of Common Stock. The Shares and Warrants will be sold in units ("Units") comprised of one share of Common Stock and one Class A Warrant. The Units are being sold on a reasonable "best efforts" basis at a purchase price of $0.01 per Unit pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506 of Regulation D thereunder. A maximum of 2,500,000 Units are being offered hereby for aggregate gross proceeds to the Company of $25,000. Each Class A Warrant shall be exercisable into one share of Common Stock at an exercise price of $0.01 per share. The Company has the right to increase the amount of the Offering in its sole and absolute discretion. The Units are being offered solely to a limited number of "accredited investors" as that term is defined in Rule 501(a) of the Securities Act during an offering period commencing January 20, 2011 and terminating on January 24, 2011, unless earlier terminated or otherwise extended by the Company in its sole and absolute discretion. The terms of the Class A Warrants are set forth in the Form of Class A Warrant attached hereto and made a part hereof as Exhibit A (the "Class A Warrant Certificate" or, the "Warrant Certificates"). This Agreement and the Warrant Certificates are hereinafter referred to collectively as the "Offering Documents." The Shares, Warrants and shares of Common Stock issuable upon exercise of the Warrants are hereinafter referred to collectively as the "Securities." All references to "dollar" or "$" are references to U.S. Dollars.

     (b) Use of Proceeds. Assuming all of the Units in the Offering are sold, the aggregate gross proceeds to the Company will be approximately $25,000. The Company intends to use the proceeds for general working capital purposes.

     (c) Placement Agent and Finder Fees. The Company reserves the right to pay reasonable placement agent and finder fees.

2. Sale and Purchase of Units.

     (a) Sale and Purchase of Units. Subject to the terms and conditions hereof, the Company agrees to sell, and Purchaser irrevocably subscribes for and agrees to purchase, the number of Units set forth on the signature page of this Agreement at a purchase price of $0.01 per Unit. The aggregate purchase price for the Units shall be as set forth on the signature page hereto (the "Purchase Price") and shall be payable upon execution hereof by check or wire transfer of immediately available funds.

     (b) Subscription Procedure. In order to purchase Units, Purchaser shall deliver to the Company, at its principal executive office identified in Section 16 hereof: (i) one completed and duly executed copy of this Agreement; and (ii) immediately available funds, or a certified check or bank check, in an amount equal to the Purchase Price. Execution and delivery of this Agreement shall constitute an irrevocable subscription for that number of Units set forth on the signature page hereto. The minimum investment that may be made by a Purchaser is 2,500,000 Units for a purchase price of $25,000, although the Company may, in its sole discretion, accept subscriptions for a lesser number of Units. Payment for the Units may be made by wire transfer to:

     T.D. Bank
     Philadelphia, PA.
     Routing Number:  036001808
     Account Name: National Health Partners, Inc.
     Account Number:  367884541

Receipt by the Company of funds wired will not constitute acceptance of this Agreement by the Company. The Units subscribed for will not be deemed to be issued to, or owned by, Purchaser until the Company has executed this Agreement. This Agreement will either be accepted by the Company, in whole or in part, in its sole discretion, or rejected by the Company as promptly as practicable. If this Agreement is accepted only in part, Purchaser agrees to purchase such smaller number of Units as the Company determines to sell to Purchaser. If this Agreement is rejected for any reason, including the termination of the Offering by the Company, this Agreement and all funds tendered herewith will be promptly returned to Purchaser, without interest or deduction of any kind, and this Agreement will be void and of no further force or effect.

     (c) Closing. Subscriptions will be accepted at one or more closings ("Closings") at such time, on such date and in such manner as the Company shall determine in its sole discretion. Upon the Closing, the subscription evidenced hereby, if not previously rejected by the Company, will, in reliance upon Purchaser's representations and warranties contained herein, be accepted, in whole or in part, by the Company. If Purchaser's subscription is accepted only in part, this Agreement will be marked to indicate such fact and the Company will return to Purchaser the portion of the funds tendered by Purchaser representing the unaccepted portion of Purchaser's subscription, without interest or deduction of any kind. Upon acceptance of this Agreement in whole or in part by the Company, the Company will issue certificates for the Shares and Warrants duly executed by the Company, together with a copy of Purchaser's executed Agreement countersigned by the Company.

3. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company as follows:

     (a) Organization and Qualification.

          (i) If Purchaser is an entity, Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate or other entity power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on Purchaser, and Purchaser is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on it.

          (ii) If Purchaser is an entity, the address of its principal place of business is set forth on the signature page of this Agreement, and if Purchaser is an individual, the address of its principal residence is set forth on the signature page of this Agreement.

     (b) Authority; Validity and Effect of Agreement.

          (i) If Purchaser is an entity, Purchaser has the requisite corporate or other entity power and authority to execute and deliver this Agreement and perform its obligations under this Agreement. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and all other necessary corporate or other entity action on the part of Purchaser have been duly authorized by its board of directors or similar governing body, and shareholders or similar interest holders, if necessary, and no other corporate or other entity proceedings on the part of Purchaser is necessary for Purchaser to execute and deliver this Agreement and perform its obligations hereunder.

          (ii) This Agreement has been duly and validly authorized, executed and delivered by Purchaser and, assuming it has been duly and validly executed and delivered by the Company, constitutes a legal, valid and binding obligation of Purchaser, in accordance with its terms.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by Purchaser nor the performance by Purchaser of its obligations hereunder will: (i) if Purchaser is an entity, conflict with Purchaser's articles of incorporation or bylaws, or other similar organizational documents; (ii) violate any statute, law, ordinance, rule or regulation, applicable to Purchaser or any of the properties or assets of Purchaser; or
(iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of Purchaser under, or result in the creation or imposition of any lien upon any properties, assets or business of Purchaser under, any material contract or any order, judgment or decree to which Purchaser is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

     (d) Accredited Investor. Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). If Purchaser is an entity, Purchaser was not formed for the specific purpose of acquiring the Securities, and, if it was, all of Purchaser's equity owners are "accredited investors" as defined above.

     (e) No Government Review. Purchaser understands that neither the United States Securities and Exchange Commission ("SEC") nor any securities commission or other governmental authority of any state, country or other jurisdiction has approved the issuance of the Securities or passed upon or endorsed the merits of the Securities or the Offering Documents, or confirmed the accuracy of, determined the adequacy of, or reviewed the Offering Documents.

     (f) Investment Intent. The Securities are being acquired for the Purchaser's own account for investment purposes only, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, and Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or third person with respect to any of the Securities.

     (g) Restrictions on Transfer. Purchaser understands that the Securities are "restricted securities" as such term is defined in Rule 144 under the Securities Act and have not been registered under the Securities Act or registered or qualified under any state securities law, and may not be, directly or indirectly, sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and registration or qualification under applicable state securities laws or the availability of an exemption therefrom. In any case where such an exemption is relied upon by Purchaser from the registration requirements of the Securities Act and the registration or qualification requirements of such state securities laws, Purchaser shall furnish the Company with an opinion of counsel stating that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and will not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and opinion to be satisfactory to the Company. Purchaser acknowledges that it is able to bear the economic risks of an investment in the Securities for an indefinite period of time, and that its overall commitment to investments that are not readily marketable is not disproportionate to its net worth.

     (h) Investment Experience. Purchaser has such knowledge, sophistication and experience in financial, tax and business matters in general, and investments in securities in particular, that it is capable of evaluating the merits and risks of this investment in the Securities, and Purchaser has made such investigations in connection herewith as it deemed necessary or desirable so as to make an informed investment decision without relying upon the Company for legal or tax advice related to this investment. In making its decision to acquire the Securities, Purchaser has not relied upon any information other than information contained in the Offering Documents.

     (i) Access to Information. Purchaser acknowledges that it has had access to and has reviewed all documents and records relating to the Company, including but not limited to the Company's filings with the SEC, that it has deemed necessary in order to make an informed investment decision with respect to the Securities. Purchaser acknowledges that the Company may concurrently issue additional securities for a purchase price consisting of cash, services or other consideration that may be materially different from the purchase price of the Units and that such securities may have rights, preferences and privileges senior to those of the Securities. Purchaser acknowledges that it has had the opportunity to ask representatives of the Company certain questions and request certain additional information regarding the terms and conditions of such investment and the finances, operations, business and prospects of the Company, that it has had any and all such questions and requests answered to its satisfaction, and that it understands the risks and other considerations relating to its investment in the Securities.

     (j) Reliance on Representations. Purchaser understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities. Purchaser represents and warrants to the Company that any information that Purchaser has heretofore furnished or furnishes herewith to the Company is complete and accurate, and further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Securities. Within five (5) days after receipt of a request from the Company, Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is subject.

     (k) No General Solicitation. Purchaser is unaware of, and in deciding to purchase the Units is in no way relying upon, and did not become aware of opportunity to purchase the Units through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio or the internet, in connection with the Offering.

     (l) Legends. The certificates and agreements evidencing the Securities shall have endorsed thereon the following legend (and appropriate notations thereof will be made in the Company's stock transfer books), and stop transfer instructions reflecting these restrictions on transfer will be placed with the transfer agent of the Shares:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION THEREFROM. NO TRANSFER OF THE SECURITIES REPRESENTED HEREBY MAY BE MADE IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION UNLESS THERE SHALL HAVE BEEN DELIVERED TO THE ISSUER A WRITTEN OPINION OF UNITED STATES COUNSEL OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT SUCH TRANSFER MAY BE MADE WITHOUT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS.

     (m) Placement and Finder's Fees. No agent, broker, investment banker, finder, financial advisor or other person acting on behalf of Purchaser or under its authority is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, in connection with the Offering, and no person is entitled to any fee or commission or like payment in respect thereof based in any way on agreements, arrangements or understanding made by or on behalf of Purchaser.

4. Representations and Warranties of the Company. The Company represents and warrants to Purchaser as follows:

     (a) Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on the Company. The Company is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on the Company.

     (b) Authority; Validity and Effect of Agreement.

          (i) The Company has the requisite corporate power and authority to execute and deliver this Agreement, perform its obligations under this Agreement, and engage in the Offering. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the Offering and all other necessary corporate action on the part of the Company have been duly authorized by its board of directors, and no other corporate proceedings on the part of the Company is necessary to authorize this Agreement or the Offering. This Agreement has been duly and validly executed and delivered by the Company and, assuming that it has been duly authorized, executed and delivered by Purchaser, constitutes a legal, valid and binding obligation of the Company, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

          (ii) The Shares have been duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable shares of Common Stock with no personal liability resulting solely from the ownership of such shares and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company. The shares of Common Stock issuable upon exercise of the Warrants have been duly reserved for issuance upon exercise of the Warrants and, when issued and paid for in accordance with the Warrants, will be duly authorized, validly issued, fully paid and non-assessable shares of Common Stock, with no personal liability resulting solely from the ownership of such shares, and will be free and clear of all liens, charges, restrictions, claims and in encumbrances imposed by or through the Company.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by the Company nor the performance by the Company of its obligations hereunder will: (i) conflict with the Company's Articles of Incorporation or Bylaws; (ii) violate any statute, law, ordinance, rule or regulation, applicable to the Company or any of the properties or assets of the Company; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of the Company, or result in the creation or imposition of any lien upon any properties, assets or business of the Company under, any material contract or any order, judgment or decree to which the Company is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement; and

     (d) Placement and Finder's Fees. Except as provided in Section 1(c), neither the Company nor any of its respective officers, directors, employees or managers, has employed any broker, finder, advisor or consultant, or incurred any liability for any investment banking fees, brokerage fees, commissions or finders' fees, advisory fees or consulting fees in connection with the Offering for which the Company has or could have any liability.

5. Indemnification. Purchaser agrees to indemnify, defend and hold harmless the Company and its respective affiliates and agents from and against any and all demands, claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys' fees and related disbursements incurred by the Company that arise out of or result from a breach of any representations or warranties made by Purchaser herein, and Purchaser agrees that in the event of any breach of any representations or warranties made by Purchaser herein, the Company may, at its option, forthwith rescind the sale of the Units to Purchaser.

6. Confidentiality. Purchaser acknowledges and agreements that:

     (a) All of the information contained herein and in the other Offering Documents is of a confidential nature and may be regarded as material non-public information under Regulation FD of the Securities Act.

     (b) The Offering Documents have been furnished to Purchaser by the Company for the sole purpose of enabling Purchaser to consider and evaluate an investment in the Company, and will be kept confidential by Purchaser and not used for any other purpose.

     (c) The information contained herein shall not, without the prior written consent of the Company, be disclosed by Purchaser to any person or entity, other than Purchaser's personal financial and legal advisors for the sole purpose of evaluating an investment in the Company, and Purchaser will not, directly or indirectly, disclose or permit Purchaser's personal financial and legal advisors to disclose any of such information without the prior written consent of the Company.

     (d) Purchaser shall make its representatives aware of the terms of this section and shall be responsible for any breach of this Agreement by such representatives.

     (e) Purchaser shall not, without the prior written consent of the Company, directly or indirectly, make any statements, public announcements or release to trade publications or the press with respect to the subject matter of the Offering Documents.

     (f) If Purchaser decides to not pursue further investigation of the Company or to not participate in the Offering, Purchaser will promptly return the Offering Documents and any accompanying documentation to the Company.

7. Non-Public Information. Purchaser acknowledges that information concerning the matters that are the subject matter of this Agreement may constitute material non-public information under United States federal securities laws, and that United States federal securities laws prohibit any person who has received material non-public information relating to the Company from purchasing or selling securities of the Company, or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of the Company. Accordingly, until such time as any such non-public information has been adequately disseminated to the public, Purchaser shall not purchase or sell any securities of the Company, or communicate such information to any other person.

8. Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

10. Extensions and Waivers. At any time prior to the Closing, the parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party hereto. Except as provided in Section 5, nothing in this Agreement is intended to confer upon any person not a party hereto (and their successors and assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12. Survival of Representations, Warranties and Covenants. The representations and warranties contained herein shall survive the Closing and shall thereupon terminate 18 months from the Closing, except that the representations contained in Sections 3(a), 3(b), 3(d), 4(a) and 4(b) shall survive indefinitely. All covenants and agreements contained herein which by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.

13. Headings; Definitions. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

14. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement shall remain in full force and effect and shall be reformed to render the Agreement valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

15. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

     If to the Company:
                        National Health Partners, Inc.
                        120 Gibraltar Road
                        Suite 107
                        Horsham, PA 19044
                        Attention:  Chief Financial Officer

     If to Purchaser:

                        To the Purchaser address set forth on the signature page hereof.

16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

17. Arbitration. Any dispute or claim arising out of or in relation to this Agreement, or the interpretation, making, performance, breach or termination thereof, shall be finally and exclusively settled by binding arbitration under the commercial arbitration rules of the American Arbitration Association by an arbitrator or arbitrators chosen by the Company in its sole and absolute discretion. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrator(s) shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration; provided, however, that the prevailing party shall be entitled to recover its share of such costs.

18. Counterparts. This Agreement may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have fully executed this Agreement as of the later of the dates set forth below.

                                       PURCHASER

                                       COBALT ENTERPRISES LLC


Date: January 24, 2011                 By: /s/ Gordon Cantley
                                           -----------------------------------
                                       Name:  Gordon Cantley
                                       Title: Managing member
                                       Address: 46 S. Havenridge Dr.
                                                The Woodlands, TX 77381

                                       No. of Units Purchased: 2,000,000
                                       Total Amount Purchased
                                       @ $0.01 per Unit: $20,000.00

                                       NATIONAL HEALTH PARTNERS, INC.


Date: January 24, 2011                 By: /s/ David M. Daniels
                                           -------------------------------------
                                       Name:  David M. Daniels
                                       Title: President & CEO

                                                                       Exhibit A

No. 2011 - [__________]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED HEREBY HAVE BEEN TAKEN BY THE REGISTERED OWNER FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO THE RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF WITHOUT AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER OR DISPOSITION DOES NOT VIOLATE THE SECURITIES ACT OF 1933, AS AMENDED, THE RULES AND REGULATIONS THEREUNDER OR OTHER APPLICABLE SECURITIES LAWS.

                       FORM OF CLASS A WARRANT TO PURCHASE
                                 COMMON STOCK OF
                         NATIONAL HEALTH PARTNERS, INC.

         Void after 5:00 p.m. Eastern Standard Time on December 31, 2012

     This Warrant ("Warrant") confirms that, FOR VALUE RECEIVED, Cobalt Enterprises, LLC ("Holder") is entitled to purchase, subject to the terms and conditions hereof, from NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), 2,000,000 shares of common stock, $.001 par value per share, of the Company (the "Common Stock"), at any time during the period commencing on the date hereof (the "Commencement Date") and ending at 5:00 p.m. Eastern Standard Time on December 31, 2012 (the "Termination Date") at an exercise price of $0.01 per share of Common Stock (the "Exercise Price"). The number of shares of Common Stock purchasable upon exercise of this Warrant and the Exercise Price per share shall be subject to adjustment from time to time upon the occurrence of certain events as set forth below.

     The shares of Common Stock or any other shares or other units of stock or other securities or property, or any combination thereof, then receivable upon exercise of this Warrant, as adjusted from time to time, are sometimes referred to hereinafter as "Exercise Shares." The exercise price per share as from time to time in effect is referred to hereinafter as the "Exercise Price."

1. Exercise of Warrant; Issuance of Exercise Shares.

     (a) Exercise of Warrant.

          (i) Subject to the terms hereof, the purchase rights represented by this Warrant are exercisable by Holder in whole or in part, at any time, or from time to time, after the Commencement Date by the surrender of this Warrant and the Notice of Exercise annexed hereto duly completed and executed on behalf of Holder, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to Holder at the address of

Holder appearing on the books of the Company) accompanied by payment of the Exercise Price in full either: (x) in cash, by bank or certified check, or by wire transfer of immediately available funds for the Exercise Shares with respect to which this Warrant is exercised, or (y) by any other method approved by the board of directors of the Company (the "Board").

          (ii) In the event that this Warrant shall be duly exercised in part prior to the Termination Date, the Company shall issue a new Warrant of like tenor evidencing the rights of the Holder thereof to purchase the balance of the Exercise Shares purchasable under the Warrant so surrendered that shall not have been purchased.

     (b) Issuance of Exercise Shares; Delivery of Warrant Certificate. The Company shall, within 10 business days or as soon thereafter as is practicable of the exercise of this Warrant, issue in the name of and cause to be delivered to the Holder one or more certificates representing the Exercise Shares to which the Holder shall be entitled upon such exercise under the terms hereof. Such certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become the record holder of the Exercise Shares as of the date of the proper exercise of this Warrant.

     (c) Exercise Shares Fully Paid and Non-Assessable. The Company agrees and covenants that all Exercise Shares issuable upon the due exercise of the Warrant represented by this Warrant certificate ("Warrant Certificate") shall, upon issuance and payment therefor in accordance with the terms hereof, be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all taxes (other than taxes which, pursuant to Section 2 hereof, the Company shall not be obligated to pay) or liens, charges, and security interests created by the Company with respect to the issuance thereof.

     (d) Reservation of Exercise Shares. The Company covenants that during the term that this Warrant is exercisable, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Exercise Shares upon the exercise of this Warrant, and from time to time will take all steps necessary to amend its articles of incorporation to provide sufficient reserves of shares of Common Stock issuable upon the exercise of the Warrant.

     (e) Fractional Shares. The Company shall not be required to issue fractional shares of capital stock upon the exercise of this Warrant or to deliver Warrant that evidence fractional shares of capital stock. In the event that any fraction of an Exercise Share would, except for the provisions of this subsection (e), be issuable upon the exercise of this Warrant, the Company shall pay to the Holder exercising the Warrant an amount in cash equal to such fraction multiplied by the Current Market Value of the Exercise Share on the last business day prior to the date on which this Warrant is exercised.

     For purposes hereof, the "Current Market Value" for any day shall be determined as follows:

          (i) if the Exercise Shares are listed or traded on a national securities exchange or the NASDAQ Reporting System, the closing price on the principal national securities exchange on which they are so listed or traded, on the NASDAQ Reporting System, as the case may be, on the last business day prior to the date of the exercise of this Warrant. The closing price referred to in this clause (i) shall be the last reported sales price or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on the national securities exchange on which the Exercise Shares are then listed or in the NASDAQ Reporting System; or

          (ii) if the Exercise Shares are traded in the over-the-counter market and not on any national securities exchange and not on the NASDAQ National Market System or NASDAQ Capital Market (together, the "NASDAQ Reporting
System"), the average of the mean between the last bid and asked prices per share, as reported by the National Quotation Bureau, Inc., or an equivalent generally accepted reporting service, or if not so reported, the average of the closing bid and asked prices for an Exercise Share as furnished to the Company by any member of the National Association of Securities Dealers, Inc., selected by the Company for that purpose; or

          (iii) if no such closing price or closing bid and asked prices are available, as determined in any reasonable manner as may be prescribed by the Board of Directors of the Company.

2. Payment of Taxes. The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of Exercise Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax or taxes that may be payable in respect of any transfer involved in the issue of this Warrant or any certificates for Exercise Shares in a name other than that of the holder of this Warrant surrendered upon the exercise of this Warrant, and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. Except as specifically provided in this Section 2, Holder shall be responsible for the payment of all other taxes incurred in connection with the receipt, transfer or sale of the Warrant or the Exercise Shares.

3. Mutilated or Missing Warrant Certificates. In case any Warrant shall be mutilated, lost, stolen or destroyed, the Company may in its discretion issue, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and in substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and in the same aggregate denomination, but only: (i) in the case of loss, theft or destruction, upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant and indemnity or bond, if requested, also satisfactory to them and (ii) in the case of mutilation, upon surrender of the mutilated Warrant. Applicants for such substitute Warrants shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company or its counsel may prescribe.

4. Rights of Holder. The Holder shall not, by virtue of anything contained in this Warrant or otherwise, be entitled to any right whatsoever, either at law or in equity, of a stockholder of the Company, including without limitation, the right to receive dividends or to vote or to consent or to receive notice as a shareholder in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

5. Registration of Transfers and Exchanges. The Warrant shall be transferable, subject to the provisions of Section 7 hereof, upon the books of the Company, if any, to be maintained by it for that purpose, upon surrender of this Warrant to the Company at its principal office accompanied (if so required by the Company) by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed by Holder or by the duly appointed legal representative thereof or by a duly authorized attorney and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. In all cases of transfer by an attorney, the original letter of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited and remain with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited and remain with the Company in its discretion. Upon any such registration of transfer, a new Warrant shall be issued to the transferee named in such instrument of transfer, and the surrendered Warrant shall be canceled by the Company. This Warrant may be exchanged, at the option of the Holder thereof and without charge, when surrendered to the Company at its principal office, or at the office of its transfer agent, if any, for another Warrant of like tenor and representing in the aggregate the right to purchase from the Company a like number and kind of Exercise Shares as the Warrant surrendered for exchange or transfer, and the Warrant so surrendered shall be canceled by the Company or transfer agent, as the case may be.

6. Adjustment of Exercise Shares and Exercise Price. The Exercise Price and the number and kind of Exercise Shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as hereinafter provided. The Exercise Price in effect at any time and the number and kind of securities purchasable upon exercise of each Warrant shall be subject to adjustment as follows:

     (a) In case of any consolidation or merger of the Company with another corporation (other than: (i) a merger with a wholly-owned subsidiary of the Company and (ii) a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) of outstanding Common Stock issuable upon such exercise), the rights of the Holder of this Warrant shall be adjusted in the manner described below:

          (i) In the event that the Company is the surviving corporation, this Warrant shall, without payment of additional consideration therefor, be deemed modified so as to provide that the Holder of this Warrant, upon the exercise thereof, shall procure, in lieu of each share of Common Stock theretofore issuable upon such exercise, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change, consolidation or merger by the holder of each share of Common Stock, had exercise of this Warrant occurred immediately prior to such reclassification, change, consolidation or merger. This Warrant (as adjusted) shall be deemed to provide for further adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this clause (i) shall similarly apply to successive reclassifications, changes, consolidations and mergers.

          (ii) In the event that the Company is not the surviving corporation, Holder shall be given at least 15 days prior written notice of such transaction and shall be permitted to exercise this Warrant, to the extent it is exercisable as of the date of such notice, during this 15- day period. Upon expiration of such 15-day period, this Warrant and all of Holder's rights hereunder shall terminate.

     (b) If the Company, at any time while this Warrant, or any portion thereof, remains outstanding and unexpired, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 6.

     (c) In case the Company shall: (i) pay a dividend or make a distribution on its shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify  its  outstanding  Common Stock into a greater  number of shares,  or
(iii) combine or reclassify its outstanding Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification, shall be proportionally adjusted so that the holder of this Warrant exercised after such date shall be entitled to receive the aggregate number and kind of shares that, if this Warrant had been exercised by such holder immediately prior to such date, he would have owned upon such exercise and been entitled to receive upon such dividend, subdivision, combination or reclassification. For example, if the Company declares a 2 for 1 stock dividend or stock split and the Exercise Price immediately prior to such event was $2.00 per share, the adjusted Exercise Price immediately after such event would be $1.00 per share. Such adjustment shall be made successively whenever any event listed above shall occur. Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this subsection (c), the number of Exercise Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Exercise Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     (d) In the event that at any time, as a result of an adjustment made pursuant to subsection (a), (b) or (c) above, the Holder of this Warrant thereafter shall become entitled to receive any Exercise Shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in subsections (a), (b) or
(c) above.

     (e) Irrespective of any adjustments in the Exercise Price or the number or kind of Exercise Shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Warrant.

     (f) Whenever the Exercise Price shall be adjusted as required by the provisions of the foregoing Section 6, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by Holder and the Company shall, forthwith after each such adjustment, mail a copy by certified mail of such certificate to Holder.

     (g) All calculations under this Section 6 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

7. Restrictions on Transferability; Restrictive Legend. Neither this Warrant nor the Exercise Shares shall be transferable except in accordance with the provisions of this Section 7.

     (a) Restrictions on Transfer; Indemnification. Neither this Warrant nor any Exercise Share may be offered for sale or sold, or otherwise transferred or sold in any transaction which would constitute a sale thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), unless: (i) such security has been registered for sale under the Securities Act and registered or qualified under applicable state securities laws relating to the offer and sale of securities, or (ii) exemptions from the registration requirements of the Securities Act and the registration or qualification requirements of all such state securities laws are available, and the Company shall have received an opinion of counsel satisfactory to the Company that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and would not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and such opinion to be satisfactory to the Company.

     (b)  Restrictive  Legends.  Unless and until  otherwise  permitted  by this
Section 7 or unless otherwise determined by the Board, this Warrant, each Warrant issued to the Holder or to any transferee or assignee of this Warrant, and each certificate representing Exercise Shares issued upon exercise of this Warrant or to any transferee of the person to whom the Exercise Shares were issued, shall bear a legend setting forth the requirements of subsection (a) of this Section 7, together with such other legend or legends as may otherwise be deemed necessary or appropriate by counsel to the Company.

     (c) Removal of Legend. The Company shall, at the request of any registered holder of a Warrant or Exercise Share, exchange the certificate representing such security for a certificate representing the same security not bearing the restrictive legend required by subsection (b) if, in the opinion of counsel acceptable to the Company, such restrictive legend is no longer necessary. Holder shall be responsible for the payment of all costs and expenses associated with the removal of the restrictive legend.

     (d) The Holder agrees to indemnify and hold harmless the Company against any loss, damage, claim or liability arising from the disposition of this Warrant or any Exercise Share held by such holder or any interest therein in violation of the provisions of this Section 7.

8. Restrictions on Exercise. The Holder may not acquire a number of Exercise Shares to the extent that, upon such exercise, the number of shares of Common Stock then beneficially owned by such Holder and its affiliates and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act, (including shares held by any "group" of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) exceeds 19.99% of the total number of shares of Common Stock of the Company then issued and outstanding. For purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities Exchange Commission (the "Commission"), and the percentage held by the holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act.

9. Entire Agreement. This Warrant contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Warrant.

10. Amendment and Modification. This Warrant may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

11. Extensions and Waivers. The parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

12. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Warrant without the express prior written consent of the other party hereto. Nothing in this Warrant, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Warrant, except as expressly provided in this Warrant.

13. Headings; Definitions. The section headings contained in this Warrant are inserted for convenience of reference only and will not affect the meaning or interpretation of this Warrant. All references to sections contained herein mean sections of this Warrant unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

14. Severability. If any provision of this Warrant or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Warrant shall remain in full force and effect and shall be reformed to render the Warrant valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

15. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

     If to the Company:
                        National Health Partners, Inc.
                        120 Gibraltar Road
                        Suite 107
                        Horsham, PA 19044
                        Attention:  Chief Financial Officer
                        Fax: (215) 682-7116

     If to Holder:
                        To the address of the Holder appearing on the books of the Company or the Company's transfer agent, if any.

16. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

17. Arbitration. If a dispute arises as to the interpretation of this Warrant, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

18. Counterparts. This Warrant may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the Company has caused these presents to be duly executed as of this [__] day of [_______________],[_____].

                                       NATIONAL HEALTH PARTNERS, INC.


                                       By: /s/ David M. Daniels
                                           -------------------------------------
                                       Name:  David M. Daniels
                                       Title: President & CEO

                               NOTICE OF EXERCISE

To: National Health Partners, Inc.
    120 Gibraltar Road
    Suite 107
    Horsham, PA 19044
    Attention: Chief Financial Officer

     (1) The undersigned hereby elects to purchase _______________ shares of Common Stock of the Company pursuant to the terms of the attached warrant, and tenders herewith payment of the purchase price for such shares in full in accordance with the terms of the warrant.

     (2) In exercising the warrant, the undersigned hereby confirms and acknowledges that the shares of Common Stock to be issued upon conversion thereof are being acquired solely for the account of the undersigned for investment purposes only (unless such shares are subject to resale pursuant to an effective registration statement or an exemption from registration under applicable federal and state securities laws), and that the undersigned will not offer, sell or otherwise dispose of any such shares of Common Stock except under circumstances that will not result in a violation of the Securities Act or any state securities laws.

     (3) Terms not otherwise defined in this Notice of Exercise shall have the meanings ascribed to such terms in the attached warrant.

     (4) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned.


                                     -------------------------------------------
                                     (Signature)
                                     By:
                                        ----------------------------------------
                                     Name:
                                          --------------------------------------
                                     Title:
                                           -------------------------------------

                         NATIONAL HEALTH PARTNERS, INC.

                          SECURITIES PURCHASE AGREEMENT

                      ------------------------------------

                                  COMMON STOCK
                                CLASS A WARRANTS

                      ------------------------------------

                                  CONFIDENTIAL

                               NOTICE TO OFFEREES

     THE RECIPIENT OF THIS SECURITIES PURCHASE AGREEMENT HAS REQUESTED THAT NATIONAL HEALTH PARTNERS, INC. (THE "COMPANY") PROVIDE THE RECIPIENT WITH A COPY OF THIS SECURITIES PURCHASE AGREEMENT. THIS SECURITIES PURCHASE AGREEMENT IS BEING PROVIDED TO THE RECIPIENT BASED ON THE RECIPIENT'S PRIOR EXPRESS AGREEMENT TO KEEP THE INFORMATION CONTAINED IN THIS SECURITIES PURCHASE AGREEMENT CONFIDENTIAL. BY ACCEPTING RECEIPT OF THIS SECURITIES PURCHASE AGREEMENT, THE RECIPIENT ACKNOWLEDGES AND AGREES THAT THE SECURITIES PURCHASE AGREEMENT HAS BEEN FURNISHED TO RECIPIENT ON A CONFIDENTIAL BASIS SOLELY FOR THE PURPOSE OF ENABLING THE RECIPIENT TO EVALUATE THE COMPANY, THE RECIPIENT MAY NOT DISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, AND THE RECIPIENT WILL NOT REPRODUCE OR REDISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT, IN WHOLE OR IN PART, OR DISCLOSE, DIRECTLY OR INDIRECTLY, ANY OF THE CONTENTS OF THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY.

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITIES PURCHASE AGREEMENT AND THE OTHER OFFERING DOCUMENTS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

     THE SECURITIES ARE BEING SOLD FOR INVESTMENT PURPOSES ONLY, WITHOUT A VIEW TO RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE TRANSFERRED, RESOLD OR OFFERED FOR RESALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND EFFECTIVE REGISTRATION OR QUALIFICATION UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, OR THE AVAILABILITY OF AN EXEMPTION THEREFROM.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SECURITIES PURCHASE AGREEMENT OR ANY OF THE OTHER OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is entered into by and between NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), and the purchaser or purchasers identified on the signature page hereof ("Purchaser").

                                    RECITALS:

     WHEREAS, Purchaser desires to purchase, and the Company desires to sell, shares of the Company's common stock on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises and representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. The Offering.

     (a) Private Offering. The securities offered hereby are being offered in a private offering (the "Offering") of up to 2,000,000 shares ("Shares") of common stock, $.001 par value per share ("Common Stock"), and Class A warrants ("Class A Warrants" or, the "Warrants") to acquire up to 2,000,000 shares of Common Stock. The Shares and Warrants will be sold in units ("Units") comprised of one share of Common Stock and one Class A Warrant. The Units are being sold on a reasonable "best efforts" basis at a purchase price of $0.01 per Unit pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506 of Regulation D thereunder. A maximum of 2,000,000 Units are being offered hereby for aggregate gross proceeds to the Company of $20,000. Each Class A Warrant shall be exercisable into one share of Common Stock at an exercise price of $0.015 per share. The Company has the right to increase the amount of the Offering in its sole and absolute discretion. The Units are being offered solely to a limited number of "accredited investors" as that term is defined in Rule 501(a) of the Securities Act during an offering period commencing February 18, 2011 and terminating on February 18, 2011, unless earlier terminated or otherwise extended by the Company in its sole and absolute discretion. The terms of the Class A Warrants are set forth in the Form of Class A Warrant attached hereto and made a part hereof as Exhibit A (the "Class A Warrant Certificate" or, the "Warrant Certificates"). This Agreement and the Warrant Certificates are hereinafter referred to collectively as the "Offering Documents." The Shares, Warrants and shares of Common Stock issuable upon exercise of the Warrants are hereinafter referred to collectively as the "Securities." All references to "dollar" or "$" are references to U.S. Dollars.

     (b) Use of Proceeds. Assuming all of the Units in the Offering are sold, the aggregate gross proceeds to the Company will be approximately $20,000. The Company intends to use the proceeds for general working capital purposes.

     (c) Placement Agent and Finder Fees. The Company reserves the right to pay reasonable placement agent and finder fees.

2. Sale and Purchase of Units.

     (a) Sale and Purchase of Units. Subject to the terms and conditions hereof, the Company agrees to sell, and Purchaser irrevocably subscribes for and agrees to purchase, the number of Units set forth on the signature page of this Agreement at a purchase price of $0.01 per Unit. The aggregate purchase price for the Units shall be as set forth on the signature page hereto (the "Purchase Price") and shall be payable upon execution hereof by check or wire transfer of immediately available funds.

     (b) Subscription Procedure. In order to purchase Units, Purchaser shall deliver to the Company, at its principal executive office identified in Section 16 hereof: (i) one completed and duly executed copy of this Agreement; and (ii) immediately available funds, or a certified check or bank check, in an amount equal to the Purchase Price. Execution and delivery of this Agreement shall constitute an irrevocable subscription for that number of Units set forth on the signature page hereto. The minimum investment that may be made by a Purchaser is 2,000,000 Units for a purchase price of $20,000, although the Company may, in its sole discretion, accept subscriptions for a lesser number of Units. Payment for the Units may be made by wire transfer to:

     T.D. Bank
     Philadelphia, PA.
     Routing Number:  036001808
     Account Name: National Health Partners, Inc.
     Account Number:  367884541

Receipt by the Company of funds wired will not constitute acceptance of this Agreement by the Company. The Units subscribed for will not be deemed to be issued to, or owned by, Purchaser until the Company has executed this Agreement. This Agreement will either be accepted by the Company, in whole or in part, in its sole discretion, or rejected by the Company as promptly as practicable. If this Agreement is accepted only in part, Purchaser agrees to purchase such smaller number of Units as the Company determines to sell to Purchaser. If this Agreement is rejected for any reason, including the termination of the Offering by the Company, this Agreement and all funds tendered herewith will be promptly returned to Purchaser, without interest or deduction of any kind, and this Agreement will be void and of no further force or effect.

     (c) Closing. Subscriptions will be accepted at one or more closings ("Closings") at such time, on such date and in such manner as the Company shall determine in its sole discretion. Upon the Closing, the subscription evidenced hereby, if not previously rejected by the Company, will, in reliance upon Purchaser's representations and warranties contained herein, be accepted, in whole or in part, by the Company. If Purchaser's subscription is accepted only in part, this Agreement will be marked to indicate such fact and the Company will return to Purchaser the portion of the funds tendered by Purchaser representing the unaccepted portion of Purchaser's subscription, without interest or deduction of any kind. Upon acceptance of this Agreement in whole or in part by the Company, the Company will issue certificates for the Shares and Warrants duly executed by the Company, together with a copy of Purchaser's executed Agreement countersigned by the Company.

3. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company as follows:

     (a) Organization and Qualification.

          (i) If Purchaser is an entity, Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate or other entity power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on Purchaser, and Purchaser is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on it.

          (ii) If Purchaser is an entity, the address of its principal place of business is set forth on the signature page of this Agreement, and if Purchaser is an individual, the address of its principal residence is set forth on the signature page of this Agreement.

     (b) Authority; Validity and Effect of Agreement.

          (i) If Purchaser is an entity, Purchaser has the requisite corporate or other entity power and authority to execute and deliver this Agreement and perform its obligations under this Agreement. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and all other necessary corporate or other entity action on the part of Purchaser have been duly authorized by its board of directors or similar governing body, and shareholders or similar interest holders, if necessary, and no other corporate or other entity proceedings on the part of Purchaser is necessary for Purchaser to execute and deliver this Agreement and perform its obligations hereunder.

          (ii) This Agreement has been duly and validly authorized, executed and delivered by Purchaser and, assuming it has been duly and validly executed and delivered by the Company, constitutes a legal, valid and binding obligation of Purchaser, in accordance with its terms.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by Purchaser nor the performance by Purchaser of its obligations hereunder will: (i) if Purchaser is an entity, conflict with Purchaser's articles of incorporation or bylaws, or other similar organizational documents; (ii) violate any statute, law, ordinance, rule or regulation, applicable to Purchaser or any of the properties or assets of Purchaser; or
(iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of Purchaser under, or result in the creation or imposition of any lien upon any properties, assets or business of Purchaser under, any material contract or any order, judgment or decree to which Purchaser is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

     (d) Accredited Investor. Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). If Purchaser is an entity, Purchaser was not formed for the specific purpose of acquiring the Securities, and, if it was, all of Purchaser's equity owners are "accredited investors" as defined above.

     (e) No Government Review. Purchaser understands that neither the United States Securities and Exchange Commission ("SEC") nor any securities commission or other governmental authority of any state, country or other jurisdiction has approved the issuance of the Securities or passed upon or endorsed the merits of the Securities or the Offering Documents, or confirmed the accuracy of, determined the adequacy of, or reviewed the Offering Documents.

     (f) Investment Intent. The Securities are being acquired for the Purchaser's own account for investment purposes only, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, and Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or third person with respect to any of the Securities.

     (g) Restrictions on Transfer. Purchaser understands that the Securities are "restricted securities" as such term is defined in Rule 144 under the Securities Act and have not been registered under the Securities Act or registered or qualified under any state securities law, and may not be, directly or indirectly, sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and registration or qualification under applicable state securities laws or the availability of an exemption therefrom. In any case where such an exemption is relied upon by Purchaser from the registration requirements of the Securities Act and the registration or qualification requirements of such state securities laws, Purchaser shall furnish the Company with an opinion of counsel stating that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and will not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and opinion to be satisfactory to the Company. Purchaser acknowledges that it is able to bear the economic risks of an investment in the Securities for an indefinite period of time, and that its overall commitment to investments that are not readily marketable is not disproportionate to its net worth.

     (h) Investment Experience. Purchaser has such knowledge, sophistication and experience in financial, tax and business matters in general, and investments in securities in particular, that it is capable of evaluating the merits and risks of this investment in the Securities, and Purchaser has made such investigations in connection herewith as it deemed necessary or desirable so as to make an informed investment decision without relying upon the Company for legal or tax advice related to this investment. In making its decision to acquire the Securities, Purchaser has not relied upon any information other than information contained in the Offering Documents.

     (i) Access to Information. Purchaser acknowledges that it has had access to and has reviewed all documents and records relating to the Company, including but not limited to the Company's filings with the SEC, that it has deemed necessary in order to make an informed investment decision with respect to the Securities. Purchaser acknowledges that the Company may concurrently issue additional securities for a purchase price consisting of cash, services or other consideration that may be materially different from the purchase price of the Units and that such securities may have rights, preferences and privileges senior to those of the Securities. Purchaser acknowledges that it has had the opportunity to ask representatives of the Company certain questions and request certain additional information regarding the terms and conditions of such investment and the finances, operations, business and prospects of the Company, that it has had any and all such questions and requests answered to its satisfaction, and that it understands the risks and other considerations relating to its investment in the Securities.

     (j) Reliance on Representations. Purchaser understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities. Purchaser represents and warrants to the Company that any information that Purchaser has heretofore furnished or furnishes herewith to the Company is complete and accurate, and further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Securities. Within five (5) days after receipt of a request from the Company, Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is subject.

     (k) No General Solicitation. Purchaser is unaware of, and in deciding to purchase the Units is in no way relying upon, and did not become aware of opportunity to purchase the Units through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio or the internet, in connection with the Offering.

     (l) Legends. The certificates and agreements evidencing the Securities shall have endorsed thereon the following legend (and appropriate notations thereof will be made in the Company's stock transfer books), and stop transfer instructions reflecting these restrictions on transfer will be placed with the transfer agent of the Shares:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION THEREFROM. NO TRANSFER OF THE SECURITIES REPRESENTED HEREBY MAY BE MADE IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION UNLESS THERE SHALL HAVE BEEN DELIVERED TO THE ISSUER A WRITTEN OPINION OF UNITED STATES COUNSEL OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT SUCH TRANSFER MAY BE MADE WITHOUT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS.

     (m) Placement and Finder's Fees. No agent, broker, investment banker, finder, financial advisor or other person acting on behalf of Purchaser or under its authority is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, in connection with the Offering, and no person is entitled to any fee or commission or like payment in respect thereof based in any way on agreements, arrangements or understanding made by or on behalf of Purchaser.

4. Representations and Warranties of the Company. The Company represents and warrants to Purchaser as follows:

     (a) Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on the Company. The Company is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on the Company.

     (b) Authority; Validity and Effect of Agreement.

          (i) The Company has the requisite corporate power and authority to execute and deliver this Agreement, perform its obligations under this Agreement, and engage in the Offering. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the Offering and all other necessary corporate action on the part of the Company have been duly authorized by its board of directors, and no other corporate proceedings on the part of the Company is necessary to authorize this Agreement or the Offering. This Agreement has been duly and validly executed and delivered by the Company and, assuming that it has been duly authorized, executed and delivered by Purchaser, constitutes a legal, valid and binding obligation of the Company, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

          (ii) The Shares have been duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable shares of Common Stock with no personal liability resulting solely from the ownership of such shares and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company. The shares of Common Stock issuable upon exercise of the Warrants have been duly reserved for issuance upon exercise of the Warrants and, when issued and paid for in accordance with the Warrants, will be duly authorized, validly issued, fully paid and non-assessable shares of Common Stock, with no personal liability resulting solely from the ownership of such shares, and will be free and clear of all liens, charges, restrictions, claims and in encumbrances imposed by or through the Company.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by the Company nor the performance by the Company of its obligations hereunder will: (i) conflict with the Company's Articles of Incorporation or Bylaws; (ii) violate any statute, law, ordinance, rule or regulation, applicable to the Company or any of the properties or assets of the Company; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of the Company, or result in the creation or imposition of any lien upon any properties, assets or business of the Company under, any material contract or any order, judgment or decree to which the Company is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement; and

     (d) Placement and Finder's Fees. Except as provided in Section 1(c), neither the Company nor any of its respective officers, directors, employees or managers, has employed any broker, finder, advisor or consultant, or incurred any liability for any investment banking fees, brokerage fees, commissions or finders' fees, advisory fees or consulting fees in connection with the Offering for which the Company has or could have any liability.

5. Indemnification. Purchaser agrees to indemnify, defend and hold harmless the Company and its respective affiliates and agents from and against any and all demands, claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys' fees and related disbursements incurred by the Company that arise out of or result from a breach of any representations or warranties made by Purchaser herein, and Purchaser agrees that in the event of any breach of any representations or warranties made by Purchaser herein, the Company may, at its option, forthwith rescind the sale of the Units to Purchaser.

6. Confidentiality. Purchaser acknowledges and agreements that:

     (a) All of the information contained herein and in the other Offering Documents is of a confidential nature and may be regarded as material non-public information under Regulation FD of the Securities Act.

     (b) The Offering Documents have been furnished to Purchaser by the Company for the sole purpose of enabling Purchaser to consider and evaluate an investment in the Company, and will be kept confidential by Purchaser and not used for any other purpose.

     (c) The information contained herein shall not, without the prior written consent of the Company, be disclosed by Purchaser to any person or entity, other than Purchaser's personal financial and legal advisors for the sole purpose of evaluating an investment in the Company, and Purchaser will not, directly or indirectly, disclose or permit Purchaser's personal financial and legal advisors to disclose any of such information without the prior written consent of the Company.

     (d) Purchaser shall make its representatives aware of the terms of this section and shall be responsible for any breach of this Agreement by such representatives.

     (e) Purchaser shall not, without the prior written consent of the Company, directly or indirectly, make any statements, public announcements or release to trade publications or the press with respect to the subject matter of the Offering Documents.

     (f) If Purchaser decides to not pursue further investigation of the Company or to not participate in the Offering, Purchaser will promptly return the Offering Documents and any accompanying documentation to the Company.

7. Non-Public Information. Purchaser acknowledges that information concerning the matters that are the subject matter of this Agreement may constitute material non-public information under United States federal securities laws, and that United States federal securities laws prohibit any person who has received material non-public information relating to the Company from purchasing or selling securities of the Company, or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of the Company. Accordingly, until such time as any such non-public information has been adequately disseminated to the public, Purchaser shall not purchase or sell any securities of the Company, or communicate such information to any other person.

8. Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

10. Extensions and Waivers. At any time prior to the Closing, the parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party hereto. Except as provided in Section 5, nothing in this Agreement is intended to confer upon any person not a party hereto (and their successors and assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12. Survival of Representations, Warranties and Covenants. The representations and warranties contained herein shall survive the Closing and shall thereupon terminate 18 months from the Closing, except that the representations contained in Sections 3(a), 3(b), 3(d), 4(a) and 4(b) shall survive indefinitely. All covenants and agreements contained herein which by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.

13. Headings; Definitions. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

14. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement shall remain in full force and effect and shall be reformed to render the Agreement valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

15. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

     If to the Company:
                        National Health Partners, Inc.
                        120 Gibraltar Road
                        Suite 107
                        Horsham, PA 19044
                        Attention:  Chief Financial Officer

     If to Purchaser:
                        To the Purchaser address set forth on the signature page hereof.

16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

17. Arbitration. Any dispute or claim arising out of or in relation to this Agreement, or the interpretation, making, performance, breach or termination thereof, shall be finally and exclusively settled by binding arbitration under the commercial arbitration rules of the American Arbitration Association by an arbitrator or arbitrators chosen by the Company in its sole and absolute discretion. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrator(s) shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration; provided, however, that the prevailing party shall be entitled to recover its share of such costs.

18. Counterparts. This Agreement may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have fully executed this Agreement as of the later of the dates set forth below.

                                        PURCHASER


Date: February 18, 2011                 By: /s/ Jason Nelson
                                            ------------------------------------
                                        Name: Jason Nelson
                                        Title:
                                        Address: P.O. Box 5526
                                                 Kingwood, TX 77325

                                        No. of Units Purchased: 2,000,000
                                        Total Amount Purchased
                                        @ $0.01 per Unit: $20,000.00

                                        NATIONAL HEALTH PARTNERS, INC.


Date: February 18, 2011                 By: /s/ David M. Daniels
                                            ------------------------------------
                                        Name:  David M. Daniels
                                        Title: President & CEO

                                                                       Exhibit A

No. 2011 - 010

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED HEREBY HAVE BEEN TAKEN BY THE REGISTERED OWNER FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO THE RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF WITHOUT AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER OR DISPOSITION DOES NOT VIOLATE THE SECURITIES ACT OF 1933, AS AMENDED, THE RULES AND REGULATIONS THEREUNDER OR OTHER APPLICABLE SECURITIES LAWS.

                           CLASS A WARRANT TO PURCHASE
                                 COMMON STOCK OF
                         NATIONAL HEALTH PARTNERS, INC.

         Void after 5:00 p.m. Eastern Standard Time on December 31, 2012

     This Warrant ("Warrant") confirms that, FOR VALUE RECEIVED, Jason Nelson ("Holder") is entitled to purchase, subject to the terms and conditions hereof, from NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), 2,000,000 shares of common stock, $.001 par value per share, of the Company (the "Common Stock"), at any time during the period commencing on the date hereof (the "Commencement Date") and ending at 5:00 p.m. Eastern Standard Time on December 31, 2012 (the "Termination Date") at an exercise price of $0.015 per share of Common Stock (the "Exercise Price"). The number of shares of Common Stock purchasable upon exercise of this Warrant and the Exercise Price per share shall be subject to adjustment from time to time upon the occurrence of certain events as set forth below.

     The shares of Common Stock or any other shares or other units of stock or other securities or property, or any combination thereof, then receivable upon exercise of this Warrant, as adjusted from time to time, are sometimes referred to hereinafter as "Exercise Shares." The exercise price per share as from time to time in effect is referred to hereinafter as the "Exercise Price."

1. Exercise of Warrant; Issuance of Exercise Shares.

     (a) Exercise of Warrant.

          (i) Subject to the terms hereof, the purchase rights represented by this Warrant are exercisable by Holder in whole or in part, at any time, or from time to time, after the Commencement Date by the surrender of this Warrant and the Notice of Exercise annexed hereto duly completed and executed on behalf of Holder, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to Holder at the address of

Holder appearing on the books of the Company) accompanied by payment of the Exercise Price in full either: (x) in cash, by bank or certified check, or by wire transfer of immediately available funds for the Exercise Shares with respect to which this Warrant is exercised, or (y) by any other method approved by the board of directors of the Company (the "Board").

          (ii) In the event that this Warrant shall be duly exercised in part prior to the Termination Date, the Company shall issue a new Warrant of like tenor evidencing the rights of the Holder thereof to purchase the balance of the Exercise Shares purchasable under the Warrant so surrendered that shall not have been purchased.

     (b) Issuance of Exercise Shares; Delivery of Warrant Certificate. The Company shall, within 10 business days or as soon thereafter as is practicable of the exercise of this Warrant, issue in the name of and cause to be delivered to the Holder one or more certificates representing the Exercise Shares to which the Holder shall be entitled upon such exercise under the terms hereof. Such certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become the record holder of the Exercise Shares as of the date of the proper exercise of this Warrant.

     (c) Exercise Shares Fully Paid and Non-Assessable. The Company agrees and covenants that all Exercise Shares issuable upon the due exercise of the Warrant represented by this Warrant certificate ("Warrant Certificate") shall, upon issuance and payment therefor in accordance with the terms hereof, be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all taxes (other than taxes which, pursuant to Section 2 hereof, the Company shall not be obligated to pay) or liens, charges, and security interests created by the Company with respect to the issuance thereof.

     (d) Reservation of Exercise Shares. The Company covenants that during the term that this Warrant is exercisable, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Exercise Shares upon the exercise of this Warrant, and from time to time will take all steps necessary to amend its articles of incorporation to provide sufficient reserves of shares of Common Stock issuable upon the exercise of the Warrant.

     (e) Fractional Shares. The Company shall not be required to issue fractional shares of capital stock upon the exercise of this Warrant or to deliver Warrant that evidence fractional shares of capital stock. In the event that any fraction of an Exercise Share would, except for the provisions of this subsection (e), be issuable upon the exercise of this Warrant, the Company shall pay to the Holder exercising the Warrant an amount in cash equal to such fraction multiplied by the Current Market Value of the Exercise Share on the last business day prior to the date on which this Warrant is exercised.

     For purposes hereof, the "Current Market Value" for any day shall be determined as follows:

          (i) if the Exercise Shares are listed or traded on a national securities exchange or the NASDAQ Reporting System, the closing price on the principal national securities exchange on which they are so listed or traded, on the NASDAQ Reporting System, as the case may be, on the last business day prior to the date of the exercise of this Warrant. The closing price referred to in this clause (i) shall be the last reported sales price or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on the national securities exchange on which the Exercise Shares are then listed or in the NASDAQ Reporting System; or

          (ii) if the Exercise Shares are traded in the over-the-counter market and not on any national securities exchange and not on the NASDAQ National Market System or NASDAQ Capital Market (together, the "NASDAQ Reporting
System"), the average of the mean between the last bid and asked prices per share, as reported by the National Quotation Bureau, Inc., or an equivalent generally accepted reporting service, or if not so reported, the average of the closing bid and asked prices for an Exercise Share as furnished to the Company by any member of the National Association of Securities Dealers, Inc., selected by the Company for that purpose; or

          (iii) if no such closing price or closing bid and asked prices are available, as determined in any reasonable manner as may be prescribed by the Board of Directors of the Company.

2. Payment of Taxes. The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of Exercise Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax or taxes that may be payable in respect of any transfer involved in the issue of this Warrant or any certificates for Exercise Shares in a name other than that of the holder of this Warrant surrendered upon the exercise of this Warrant, and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. Except as specifically provided in this Section 2, Holder shall be responsible for the payment of all other taxes incurred in connection with the receipt, transfer or sale of the Warrant or the Exercise Shares.

3. Mutilated or Missing Warrant Certificates. In case any Warrant shall be mutilated, lost, stolen or destroyed, the Company may in its discretion issue, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and in substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and in the same aggregate denomination, but only: (i) in the case of loss, theft or destruction, upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant and indemnity or bond, if requested, also satisfactory to them and (ii) in the case of mutilation, upon surrender of the mutilated Warrant. Applicants for such substitute Warrants shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company or its counsel may prescribe.

4. Rights of Holder. The Holder shall not, by virtue of anything contained in this Warrant or otherwise, be entitled to any right whatsoever, either at law or in equity, of a stockholder of the Company, including without limitation, the right to receive dividends or to vote or to consent or to receive notice as a shareholder in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

5. Registration of Transfers and Exchanges. The Warrant shall be transferable, subject to the provisions of Section 7 hereof, upon the books of the Company, if any, to be maintained by it for that purpose, upon surrender of this Warrant to the Company at its principal office accompanied (if so required by the Company) by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed by Holder or by the duly appointed legal representative thereof or by a duly authorized attorney and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. In all cases of transfer by an attorney, the original letter of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited and remain with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited and remain with the Company in its discretion. Upon any such registration of transfer, a new Warrant shall be issued to the transferee named in such instrument of transfer, and the surrendered Warrant shall be canceled by the Company. This Warrant may be exchanged, at the option of the Holder thereof and without charge, when surrendered to the Company at its principal office, or at the office of its transfer agent, if any, for another Warrant of like tenor and representing in the aggregate the right to purchase from the Company a like number and kind of Exercise Shares as the Warrant surrendered for exchange or transfer, and the Warrant so surrendered shall be canceled by the Company or transfer agent, as the case may be.

6. Adjustment of Exercise Shares and Exercise Price. The Exercise Price and the number and kind of Exercise Shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as hereinafter provided. The Exercise Price in effect at any time and the number and kind of securities purchasable upon exercise of each Warrant shall be subject to adjustment as follows:

     (a) In case of any consolidation or merger of the Company with another corporation (other than: (i) a merger with a wholly-owned subsidiary of the Company and (ii) a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) of outstanding Common Stock issuable upon such exercise), the rights of the Holder of this Warrant shall be adjusted in the manner described below:

          (i) In the event that the Company is the surviving corporation, this Warrant shall, without payment of additional consideration therefor, be deemed modified so as to provide that the Holder of this Warrant, upon the exercise thereof, shall procure, in lieu of each share of Common Stock theretofore issuable upon such exercise, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change, consolidation or merger by the holder of each share of Common Stock, had exercise of this Warrant occurred immediately prior to such reclassification, change, consolidation or merger. This Warrant (as adjusted) shall be deemed to provide for further adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this clause (i) shall similarly apply to successive reclassifications, changes, consolidations and mergers.

          (ii) In the event that the Company is not the surviving corporation, Holder shall be given at least 15 days prior written notice of such transaction and shall be permitted to exercise this Warrant, to the extent it is exercisable as of the date of such notice, during this 15- day period. Upon expiration of such 15-day period, this Warrant and all of Holder's rights hereunder shall terminate.

     (b) If the Company, at any time while this Warrant, or any portion thereof, remains outstanding and unexpired, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 6.

     (c) In case the Company shall: (i) pay a dividend or make a distribution on its shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify  its  outstanding  Common Stock into a greater  number of shares,  or
(iii) combine or reclassify its outstanding Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification, shall be proportionally adjusted so that the holder of this Warrant exercised after such date shall be entitled to receive the aggregate number and kind of shares that, if this Warrant had been exercised by such holder immediately prior to such date, he would have owned upon such exercise and been entitled to receive upon such dividend, subdivision, combination or reclassification. For example, if the Company declares a 2 for 1 stock dividend or stock split and the Exercise Price immediately prior to such event was $2.00 per share, the adjusted Exercise Price immediately after such event would be $1.00 per share. Such adjustment shall be made successively whenever any event listed above shall occur. Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this subsection (c), the number of Exercise Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Exercise Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     (d) In the event that at any time, as a result of an adjustment made pursuant to subsection (a), (b) or (c) above, the Holder of this Warrant thereafter shall become entitled to receive any Exercise Shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in subsections (a), (b) or
(c) above.

     (e) Irrespective of any adjustments in the Exercise Price or the number or kind of Exercise Shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Warrant.

     (f) Whenever the Exercise Price shall be adjusted as required by the provisions of the foregoing Section 6, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by Holder and the Company shall, forthwith after each such adjustment, mail a copy by certified mail of such certificate to Holder.

     (g) All calculations under this Section 6 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

7. Restrictions on Transferability; Restrictive Legend. Neither this Warrant nor the Exercise Shares shall be transferable except in accordance with the provisions of this Section 7.

     (a) Restrictions on Transfer; Indemnification. Neither this Warrant nor any Exercise Share may be offered for sale or sold, or otherwise transferred or sold in any transaction which would constitute a sale thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), unless: (i) such security has been registered for sale under the Securities Act and registered or qualified under applicable state securities laws relating to the offer and sale of securities, or (ii) exemptions from the registration requirements of the Securities Act and the registration or qualification requirements of all such state securities laws are available, and the Company shall have received an opinion of counsel satisfactory to the Company that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and would not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and such opinion to be satisfactory to the Company.

     (b)  Restrictive  Legends.  Unless and until  otherwise  permitted  by this
Section 7 or unless otherwise determined by the Board, this Warrant, each Warrant issued to the Holder or to any transferee or assignee of this Warrant, and each certificate representing Exercise Shares issued upon exercise of this Warrant or to any transferee of the person to whom the Exercise Shares were issued, shall bear a legend setting forth the requirements of subsection (a) of this Section 7, together with such other legend or legends as may otherwise be deemed necessary or appropriate by counsel to the Company.

     (c) Removal of Legend. The Company shall, at the request of any registered holder of a Warrant or Exercise Share, exchange the certificate representing such security for a certificate representing the same security not bearing the restrictive legend required by subsection (b) if, in the opinion of counsel acceptable to the Company, such restrictive legend is no longer necessary. Holder shall be responsible for the payment of all costs and expenses associated with the removal of the restrictive legend.

     (d) The Holder agrees to indemnify and hold harmless the Company against any loss, damage, claim or liability arising from the disposition of this Warrant or any Exercise Share held by such holder or any interest therein in violation of the provisions of this Section 7.

8. Restrictions on Exercise. The Holder may not acquire a number of Exercise Shares to the extent that, upon such exercise, the number of shares of Common Stock then beneficially owned by such Holder and its affiliates and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act, (including shares held by any "group" of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) exceeds 19.99% of the total number of shares of Common Stock of the Company then issued and outstanding. For purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities Exchange Commission (the "Commission"), and the percentage held by the holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act.

9. Entire Agreement. This Warrant contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Warrant.

10. Amendment and Modification. This Warrant may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

11. Extensions and Waivers. The parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

12. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Warrant without the express prior written consent of the other party hereto. Nothing in this Warrant, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Warrant, except as expressly provided in this Warrant.

13. Headings; Definitions. The section headings contained in this Warrant are inserted for convenience of reference only and will not affect the meaning or interpretation of this Warrant. All references to sections contained herein mean sections of this Warrant unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

14. Severability. If any provision of this Warrant or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Warrant shall remain in full force and effect and shall be reformed to render the Warrant valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

15. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

     If to the Company:
                        National Health Partners, Inc.
                        120 Gibraltar Road
                        Suite 107
                        Horsham, PA 19044
                        Attention:  Chief Financial Officer
                        Fax: (215) 682-7116

     If to Holder:
                        To the address of the Holder appearing on the books of the Company or the Company's transfer agent, if any.

16. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

17. Arbitration. If a dispute arises as to the interpretation of this Warrant, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

18. Counterparts. This Warrant may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the Company has caused these presents to be duly executed as of this 18th day of February, 2011.

                                        NATIONAL HEALTH PARTNERS, INC.


                                        By: /s/ David M. Daniels
                                            ------------------------------------
                                        Name:  David M. Daniels
                                        Title: President & CEO

                               NOTICE OF EXERCISE

To: National Health Partners, Inc.
    120 Gibraltar Road
    Suite 107
    Horsham, PA 19044
    Attention: Chief Financial Officer

     (1) The undersigned hereby elects to purchase _______________ shares of Common Stock of the Company pursuant to the terms of the attached warrant, and tenders herewith payment of the purchase price for such shares in full in accordance with the terms of the warrant.

     (2) In exercising the warrant, the undersigned hereby confirms and acknowledges that the shares of Common Stock to be issued upon conversion thereof are being acquired solely for the account of the undersigned for investment purposes only (unless such shares are subject to resale pursuant to an effective registration statement or an exemption from registration under applicable federal and state securities laws), and that the undersigned will not offer, sell or otherwise dispose of any such shares of Common Stock except under circumstances that will not result in a violation of the Securities Act or any state securities laws.

     (3) Terms not otherwise defined in this Notice of Exercise shall have the meanings ascribed to such terms in the attached warrant.

     (4) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned.


                                        ----------------------------------------
                                        (Signature)
                                        By:
                                           -------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:
                                              ----------------------------------

                         NATIONAL HEALTH PARTNERS, INC.

                          SECURITIES PURCHASE AGREEMENT

                      ------------------------------------

                                CLASS A WARRANTS

                      ------------------------------------

                                  CONFIDENTIAL

                               NOTICE TO OFFEREES

     THE RECIPIENT OF THIS SECURITIES PURCHASE AGREEMENT HAS REQUESTED THAT NATIONAL HEALTH PARTNERS, INC. (THE "COMPANY") PROVIDE THE RECIPIENT WITH A COPY OF THIS SECURITIES PURCHASE AGREEMENT. THIS SECURITIES PURCHASE AGREEMENT IS BEING PROVIDED TO THE RECIPIENT BASED ON THE RECIPIENT'S PRIOR EXPRESS AGREEMENT TO KEEP THE INFORMATION CONTAINED IN THIS SECURITIES PURCHASE AGREEMENT CONFIDENTIAL. BY ACCEPTING RECEIPT OF THIS SECURITIES PURCHASE AGREEMENT, THE RECIPIENT ACKNOWLEDGES AND AGREES THAT THE SECURITIES PURCHASE AGREEMENT HAS BEEN FURNISHED TO RECIPIENT ON A CONFIDENTIAL BASIS SOLELY FOR THE PURPOSE OF ENABLING THE RECIPIENT TO EVALUATE THE COMPANY, THE RECIPIENT MAY NOT DISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, AND THE RECIPIENT WILL NOT REPRODUCE OR REDISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT, IN WHOLE OR IN PART, OR DISCLOSE, DIRECTLY OR INDIRECTLY, ANY OF THE CONTENTS OF THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY.

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITIES PURCHASE AGREEMENT AND THE OTHER OFFERING DOCUMENTS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

     THE SECURITIES ARE BEING SOLD FOR INVESTMENT PURPOSES ONLY, WITHOUT A VIEW TO RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE TRANSFERRED, RESOLD OR OFFERED FOR RESALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND EFFECTIVE REGISTRATION OR QUALIFICATION UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, OR THE AVAILABILITY OF AN EXEMPTION THEREFROM.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SECURITIES PURCHASE AGREEMENT OR ANY OF THE OTHER OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          SECURITIES PURCHASE AGREEMENT

     This Securities Purchase Agreement (this "Agreement"), dated May 5, 2011, is entered into by and between National Health Partners, Inc., an Indiana corporation (the "Company"), and the Pierre Besuchet ("Purchaser").

                                    RECITALS:

     WHEREAS, Purchaser desires to purchase, and the Company desires to sell, warrants exercisable into shares of the Company's common stock on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises and representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Purchase and Sale of Units.

     (a) Purchase and Sale of Units. Subject to the terms and conditions hereof, Purchaser agrees to purchase, and the Company agrees to sell, four units
("Units") for a total purchase price of $250 (the "Transaction"). Each Unit shall be comprised of 1,000,000 Class A warrants ("Class A Warrants" or, the "Warrants"). Each Class A Warrant shall be exercisable into one share of the Company's common stock, $.001 par value per share ("Common Stock"), at an exercise price of $0.006 per share. The terms of the Class A Warrants are set forth in the Form of Class A Warrant attached hereto and made a part hereof as Exhibit A (the "Class A Warrant Certificate" or, the "Warrant Certificates"). This Agreement and the Warrant Certificates are hereinafter referred to collectively as the "Purchase Documents." The Warrants and shares of Common
Stock issuable upon exercise of the Warrants are hereinafter referred to collectively as the "Securities." All references to "dollar" or "$" are references to U.S. Dollars.

     (b) Placement Agent and Finder Fees. The Company reserves the right to pay reasonable placement agent and finder fees consisting of cash, units identical to the Units or such other consideration as the Company deems appropriate.

     (c) Closing. The closing of the Transaction (the "Closing") shall take place at a time, on a date and at a place to be determined by the Company in its sole discretion. At or prior to the Closing: (i) Purchaser shall deliver to the Company one completed and duly executed copy of this Agreement and the purchase price by check or wire transfer of immediately available funds to the following account:

     TD Bank
     Philadelphia, PA
     Routing Number: 036001808
     Account Name: National Health Partners, Inc.
     Account Number: 367884541
     Swift Code: NRTHUS33
and (ii) the Company shall execute this Agreement. After the Closing, the Company will issue to Purchaser the Warrant Certificates duly executed by the Company, together with a copy of Purchaser's executed Agreement countersigned by the Company.

2. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company as follows:

     (a) Organization and Qualification.

          (i) If Purchaser is an entity, Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate or other entity power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on Purchaser, and Purchaser is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on it.

          (ii) If Purchaser is an entity, the address of its principal place of business is set forth on the signature page of this Agreement, and if Purchaser is an individual, the address of its principal residence is set forth on the signature page of this Agreement.

     (b) Authority; Validity and Effect of Agreement.

          (i) If Purchaser is an entity, Purchaser has the requisite corporate or other entity power and authority to execute and deliver this Agreement and perform its obligations under this Agreement. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and all other necessary corporate or other entity action on the part of Purchaser have been duly authorized by its board of directors or similar governing body, and shareholders or similar interest holders, if necessary, and no other corporate or other entity proceedings on the part of Purchaser is necessary for Purchaser to execute and deliver this Agreement and perform its obligations hereunder.

          (ii) This Agreement has been duly and validly authorized, executed and delivered by Purchaser and, assuming it has been duly and validly executed and delivered by the Company, constitutes a legal, valid and binding obligation of Purchaser, in accordance with its terms.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by Purchaser nor the performance by Purchaser of its obligations hereunder will: (i) if Purchaser is an entity, conflict with Purchaser's articles of incorporation or bylaws, or other similar organizational documents; (ii) violate any statute, law, ordinance, rule or regulation, applicable to Purchaser or any of the properties or assets of Purchaser; or
(iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of Purchaser under, or result in the creation or imposition of any lien upon any properties, assets or business of Purchaser under, any material contract or any order, judgment or decree to which Purchaser is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

     (d) Accredited Investor. Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). If Purchaser is an entity, Purchaser was not formed for the specific purpose of acquiring the Securities, and, if it was, all of Purchaser's equity owners are "accredited investors" as defined above.

     (e) No Government Review. Purchaser understands that neither the United States Securities and Exchange Commission ("SEC") nor any securities commission or other governmental authority of any state, country or other jurisdiction has approved the issuance of the Securities or passed upon or endorsed the merits of the Securities or the Purchase Documents, or confirmed the accuracy of, determined the adequacy of, or reviewed the Purchase Documents.

     (f) Investment Intent. The Securities are being acquired for the Purchaser's own account for investment purposes only, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, and Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or third person with respect to any of the Securities.

     (g) Restrictions on Transfer. Purchaser understands that the Securities are "restricted securities" as such term is defined in Rule 144 under the Securities Act and have not been registered under the Securities Act or registered or qualified under any state securities law, and may not be, directly or indirectly, sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and registration or qualification under applicable state securities laws or the availability of an exemption therefrom. In any case where such an exemption is relied upon by Purchaser from the registration requirements of the Securities Act and the registration or qualification requirements of such state securities laws, Purchaser shall furnish the Company with an opinion of counsel stating that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and will not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and opinion to be satisfactory to the Company. Purchaser acknowledges that it is able to bear the economic risks of an investment in the Securities for an indefinite period of time, and that its overall commitment to investments that are not readily marketable is not disproportionate to its net worth.

     (h) Investment Experience. Purchaser has such knowledge, sophistication and experience in financial, tax and business matters in general, and investments in securities in particular, that it is capable of evaluating the merits and risks of this investment in the Securities, and Purchaser has made such investigations in connection herewith as it deemed necessary or desirable so as to make an informed investment decision without relying upon the Company for legal or tax advice related to this investment. In making its decision to acquire the Securities, Purchaser has not relied upon any information other than information contained in the Purchase Documents.

     (i) Access to Information. Purchaser acknowledges that it has had access to and has reviewed all documents and records relating to the Company, including but not limited to the Company's filings with the SEC, that it has deemed necessary in order to make an informed investment decision with respect to the Securities. Purchaser acknowledges that the Company may concurrently issue additional securities for a purchase price consisting of cash, services or other consideration that may be materially different from the purchase price of the Units and that such securities may have rights, preferences and privileges senior to those of the Securities. Purchaser acknowledges that it has had the opportunity to ask representatives of the Company certain questions and request certain additional information regarding the terms and conditions of such investment and the finances, operations, business and prospects of the Company, that it has had any and all such questions and requests answered to its satisfaction, and that it understands the risks and other considerations relating to its investment in the Securities.

     (j) Reliance on Representations. Purchaser understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities. Purchaser represents and warrants to the Company that any information that Purchaser has heretofore furnished or furnishes herewith to the Company is complete and accurate, and further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Securities. Within five (5) days after receipt of a request from the Company, Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is subject.

     (k) No General Solicitation. Purchaser is unaware of, and in deciding to purchase the Units is in no way relying upon, and did not become aware of the opportunity to purchase the Units through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio or the internet, in connection with the Transaction.

     (l) Legends. The certificates and agreements evidencing the Securities shall have endorsed thereon the following legend (and appropriate notations thereof will be made in the Company's stock transfer books), and stop transfer instructions reflecting these restrictions on transfer will be placed with the transfer agent of the shares of Common Stock:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION THEREFROM. NO TRANSFER OF THE SECURITIES REPRESENTED HEREBY MAY BE MADE IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION UNLESS THERE SHALL HAVE BEEN DELIVERED TO THE ISSUER A WRITTEN OPINION OF UNITED STATES COUNSEL OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT SUCH TRANSFER MAY BE MADE WITHOUT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS.

     (m) Placement and Finder's Fees. No agent, broker, investment banker, finder, financial advisor or other person acting on behalf of Purchaser or under its authority is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, in connection with the Transaction, and no person is entitled to any fee or commission or like payment in respect thereof based in any way on agreements, arrangements or understanding made by or on behalf of Purchaser.

3. Representations and Warranties of the Company. The Company represents and warrants to Purchaser as follows:

     (a) Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on the Company. The Company is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on the Company.

     (b) Authority; Validity and Effect of Agreement.

          (i) The Company has the requisite corporate power and authority to execute and deliver this Agreement, perform its obligations under this Agreement, and engage in the Transaction. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the Transaction and all other necessary corporate action on the part of the Company have been duly authorized by its board of directors, and no other corporate proceedings on the part of the Company is necessary to authorize this

Agreement or the Transaction. This Agreement has been duly and validly executed and delivered by the Company and, assuming that it has been duly authorized, executed and delivered by Purchaser, constitutes a legal, valid and binding obligation of the Company, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

          (ii) The shares of Common Stock issuable upon exercise of the Warrants have been duly reserved for issuance upon exercise of the Warrants and, when issued and paid for in accordance with the Warrants, will be duly authorized, validly issued, fully paid and non-assessable shares of Common Stock, with no personal liability resulting solely from the ownership of such shares, and will be free and clear of all liens, charges, restrictions, claims and in encumbrances imposed by or through the Company.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by the Company nor the performance by the Company of its obligations hereunder will: (i) conflict with the Company's Certificate of Incorporation or Bylaws; (ii) violate any statute, law, ordinance, rule or regulation, applicable to the Company or any of the properties or assets of the Company; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of, the Company, or result in the creation or imposition of any lien upon any properties, assets or business of the Company under, any material contract or any order, judgment or decree to which the Company is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

     (d) Placement Agent and Finder's Fees. Except as provided in Section 1(b), neither the Company nor any of its respective officers, directors, employees or managers, has employed any broker, finder, advisor or consultant, or incurred any liability for any investment banking fees, brokerage fees, commissions or finders' fees, advisory fees or consulting fees in connection with the Transaction for which the Company has or could have any liability.

4. Indemnification. Purchaser agrees to indemnify, defend and hold harmless the Company and its respective affiliates and agents from and against any and all demands, claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys' fees and related disbursements incurred by the Company that arise out of or result from a breach of any representations or warranties made by Purchaser herein, and Purchaser agrees that in the event of any breach of any representations or warranties made by Purchaser herein, the Company may, at its option, forthwith rescind the sale of the Units to Purchaser.

5. Confidentiality. Purchaser acknowledges and agrees that:

     (a) All of the information contained herein and in the other Purchase Documents is of a confidential nature and may be regarded as material non-public information under Regulation FD of the Securities Act.

     (b) The Purchase Documents have been furnished to Purchaser by the Company for the sole purpose of enabling Purchaser to consider and evaluate an investment in the Company, and will be kept confidential by Purchaser and not used for any other purpose.

     (c) The information contained herein shall not, without the prior written consent of the Company, be disclosed by Purchaser to any person or entity, other than Purchaser's personal financial and legal advisors for the sole purpose of evaluating an investment in the Company, and Purchaser will not, directly or indirectly, disclose or permit Purchaser's personal financial and legal advisors to disclose any of such information without the prior written consent of the Company.

     (d) Purchaser shall make its representatives aware of the terms of this section and shall be responsible for any breach of this Agreement by such representatives.

     (e) Purchaser shall not, without the prior written consent of the Company, directly or indirectly, make any statements, public announcements or release to trade publications or the press with respect to the subject matter of the Purchase Documents.

     (f) If Purchaser decides to not pursue further investigation of the Company or to not participate in the Transaction, Purchaser will promptly return the Purchase Documents and any accompanying documentation to the Company.

6. Non-Public Information. Purchaser acknowledges that information concerning the matters that are the subject matter of this Agreement may constitute material non-public information under United States federal securities laws, and that United States federal securities laws prohibit any person who has received material non-public information relating to the Company from purchasing or selling securities of the Company, or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of the Company. Accordingly, until such time as any such non-public information has been adequately disseminated to the public, Purchaser shall not purchase or sell any securities of the Company, or communicate such information to any other person.

7. Registration Rights. The Company covenants and agrees as follows:

     (a) For the purpose of this Section 7, the following definitions shall apply:

          (i) "Person" shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, business trust, cooperative, association or other form of business organization, whether or not regarded as a legal entity under applicable law, a trust (inter vivos or testamentary), an estate of a deceased, insane or incompetent person, a quasi-governmental entity, a government or any agency, authority, political subdivision or other instrumentality thereof, or any other entity.

          (ii) "Register," "registered," and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or order of effectiveness of such registration statement or document.

          (iii) "Registration Statement" shall mean any registration statement of the Company filed with the SEC pursuant to the provisions of Section 7(b) of this Agreement, but excluding registration statements on SEC Forms S-4, S-8 or any similar or successor forms, that covers the resale of the Restricted Stock on an appropriate form then permitted by the SEC to be used for such registration and the sales contemplated to be made thereby under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including any pre- and post-effective amendments thereto, in each case including the prospectus contained therein, all exhibits thereto and all materials incorporated by reference therein.

          (iv) "Restricted Stock" shall mean: (A) all shares of Common Stock underlying the Class A Warrants, and (B) any additional shares of Common Stock issued or issuable after the date hereof in respect of any of the foregoing shares of Common Stock by way of a stock dividend or stock split; provided that, as to any particular shares of Restricted Stock, such securities shall cease to constitute Restricted Stock when: (x) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of thereunder, (y) such securities are permitted to be transferred pursuant to Rule 144 (or any successor provision to such rule) under the Securities Act, or (z) such securities are otherwise freely transferable to the public without further registration under the Securities Act.

          (v) "Selling Stockholders" shall mean Purchaser and any other holder of Restricted Stock, and their respective successors and assigns.

     (b) Registration of the Shares.

          (i) The Company shall use its reasonable best efforts to prepare and file with the SEC, by August 31, 2011, a Registration Statement under the Securities Act to permit the public sale of the Restricted Stock and use its reasonable best efforts to cause such Registration Statement to be declared effective by the SEC as soon as reasonably practicable thereafter. The Selling Stockholders shall furnish such information as may be reasonably requested by the Company in order to include such Restricted Stock in such Registration Statement. If the Selling Stockholders decide not to include all or any portion of their Restricted Stock in such Registration Statement, then the Company shall have no further obligation to include such Restricted Stock in any subsequent Registration Statement or Registration Statements as may be filed by the Company with respect to offerings of its securities.

          (ii) In the event that any registration pursuant to Section 7(b)(i) shall be, in whole or in part, an underwritten public offering of Common Stock on behalf of the Company, all Selling Stockholders proposing to distribute their Restricted Stock through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If the managing underwriter thereof advises the Company in writing that in its opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company shall include in such registration: (A) first, the securities the Company proposes to sell, and (B) second, the Restricted Stock and any other registrable securities eligible and requested to be included in such registration to the extent that the number of shares to be registered under this clause (B) will not, in the opinion of the managing underwriter, adversely affect the offering of the securities pursuant to clause (A). In such a case, shares shall be registered pro rata among the holders of such Restricted Stock and registrable securities on the basis of the number of shares eligible for registration that are owned by all such holders and requested to be included in such registration.

          (iii) Notwithstanding anything to the contrary contained herein, the Company's obligation in Sections 7(b)(i) and (ii) above shall extend only to the inclusion of the Restricted Stock in a Registration Statement. The Company shall have no obligation to assure the terms and conditions of distribution, to obtain a commitment from an underwriter relative to the sale of the Restricted Stock, or to otherwise assume any responsibility for the manner, price or terms of the distribution of the Restricted Stock.

          (iv) The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 7(b) prior to the effectiveness of such registration without thereby incurring liability to the holders of the Restricted Stock, regardless of whether any holder has elected to include securities in such registration. The Registration Expenses (as defined in Section 7(e)) of such withdrawn registration shall be borne by the Company in accordance with Section 7(d) hereof.

     (c) Registration Procedures. Whenever it is obligated to register any Restricted Stock pursuant to this Agreement, the Company shall:

          (i) prepare and file with the SEC a Registration Statement with respect to the Restricted Stock in the manner set forth in Section 7(b) hereof and use its reasonable best efforts to cause such Registration Statement to be declared effective by the SEC as soon as reasonably practicable thereafter and to remain effective until the earlier of: (A) the date all shares of Restricted Stock covered thereby have been sold, (B) the date that Rule 144 of the Securities Act is available for the Selling Stockholder to immediately, freely resell without restriction all Restricted Stock covered thereby, or (C) 180 days from the effective date of the first Registration Statement filed by the Company with the SEC pursuant to this Agreement or, with respect to any subsequent Registration Statement, 180 days from the effective date of such Registration Statement;

          (ii) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the period specified in Section 7(c)(i) above and to comply with the provisions of the Act with respect to the disposition of all Restricted Stock covered by such Registration Statement in accordance with the intended method of disposition set forth in such Registration Statement for such period;

          (iii) furnish to the Selling Stockholders such number of copies of the Registration Statement and the prospectus included therein (including each preliminary prospectus) as such person may reasonably request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such Registration Statement;

          (iv) use its reasonable best efforts to register or qualify the Restricted Stock covered by such Registration Statement under the state securities laws of such jurisdictions as any Selling Stockholder shall reasonably request; provided, however, that the Company shall not be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

          (v) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Selling Stockholder participating in such underwriting shall also enter into and perform its obligations under such an agreement, as described in Section 7(b)(ii);

          (vi) immediately notify each Selling Stockholder at any time when a prospectus relating thereto is required to be delivered under the Act, of the happening of any event as a result of which the prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required or necessary to be stated therein in order to make the statements contained therein not misleading in light of the circumstances under which they were made. The Company will use reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

          (vii) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statements as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

          (viii) use its reasonable best efforts to list the Restricted Stock covered by such Registration Statement on each exchange or automated quotation system on which similar securities issued by the Company are then listed (with the listing application being made at the time of the filing of such Registration Statement or as soon thereafter as is reasonably practicable); and

          (ix) cooperate in the timely removal of any restrictive legends from the shares of Restricted Stock in connection with the resale of such shares covered by an effective Registration Statement.

     (d) Delay of Registration. No Selling Stockholder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 7.

     (e) Expenses.

          (i) For the purposes of this Section 7(e), the term "Registration Expenses" shall mean: all expenses incurred by the Company in complying with
Section 7(b) of this Agreement, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees under state securities laws, fees of the National Association of Securities Dealers, Inc., fees and expenses of listing shares of Restricted Stock on any securities exchange or automated quotation system on which the Company's shares are listed and fees of transfer agents and registrars. The term "Selling Expenses" shall mean: all underwriting discounts and selling commissions applicable to the sale of Restricted Stock and all accountable or non-accountable expenses paid to any underwriter in respect of such sale.

          (ii) Except as otherwise provided herein, the Company will pay all Registration Expenses in connection with the Registration Statements filed pursuant to Section 7(b) of this Agreement. All Selling Expenses in connection with any Registration Statements filed pursuant to Section 7(b) of this Agreement shall be borne by the Selling Stockholders pro rata on the basis of the number of shares registered by each Selling Stockholder whose shares of Restricted Stock are covered by such Registration Statement, or by such persons other than the Company (except to the extent the Company may be a seller) as they may agree upon. Each Selling Stockholder shall be responsible for any broker fees or transfer agent fees that it incurs in connection with the sale of the Warrants or its Restricted Stock.

     (f) Obligations of the Selling Stockholders.

          (i) In connection with each registration hereunder, each Selling Stockholder shall furnish to the Company in writing such information with respect to it and the securities held by it and the proposed distribution by it, as shall be reasonably requested by the Company in order to assure compliance with applicable federal and state securities laws as a condition precedent to including the Selling Stockholder's Restricted Stock in the Registration Statement. Each Selling Stockholder shall also promptly notify the Company in writing of any changes in such information included in the Registration Statement or prospectus as a result of which there is an untrue statement of material fact or an omission to state any material fact required or necessary to be stated therein in order to make the statements contained therein not misleading in light of the circumstances under which they were made.

          (ii) In connection with the filing of the Registration Statement, each Selling Stockholder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with such Registration Statement or prospectus.

          (iii) In connection with each registration pursuant to this Agreement, each Selling Stockholder agrees that it will not effect sales of any Restricted Stock until notified by the Company of the effectiveness of the Registration

Statement, and thereafter will suspend such sales after receipt of notice from the Company to suspend sales to permit the Company to correct or update a Registration Statement or prospectus or upon receipt by the Company of a threat by the SEC or state securities commission to undertake a stop order with respect to sales under the Registration Statement. At the end of any period during which the Company is obligated to keep a Registration Statement current, each Selling Stockholder shall discontinue sales of Restricted Stock pursuant to such Registration Statement upon receipt of notice from the Company of its intention to remove from registration the Restricted Stock covered by such Registration Statement which remains unsold, and each Selling Stockholder shall notify the Company in writing of the number of shares registered which remain unsold immediately upon receipt of such notice from the Company.

     (g) Information Blackout and Holdbacks.

          (i) At any time when a  Registration  Statement  effected  pursuant to
Section 7(b) is effective, upon written notice from the Company to the Selling Stockholder that the Company has determined in good faith that the sale of Restricted Stock pursuant to the Registration Statement would require disclosure of non-public material information, the Selling Stockholder shall suspend sales of Restricted Stock pursuant to such Registration Statement until such time as the Company notifies the Selling Stockholder that such material information has been disclosed to the public or has ceased to be material, or that sales pursuant to such Registration Statement may otherwise be resumed.

          (ii) Notwithstanding any other provision of this Agreement, the Selling Stockholder shall not effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act), if and when available, of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the 30 days prior to the commencement of any primary offering to be undertaken by the Company of shares of its unissued Common Stock ("Primary Offering"), which may also include other securities, and ending 120 days after completion of any such Primary Offering, unless the Company, in the case of a non-underwritten Primary Offering, or the managing underwriter, in the case of an underwritten Primary Offering, otherwise agree.

     (h) Indemnification.

          (i) The Company agrees to indemnify, to the extent permitted by law, each Selling Stockholder, such Selling Stockholder's respective partners, officers, directors, underwriters and each Person who controls any Selling Stockholder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by: (x) any untrue statement of or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment or supplement thereto, (y) any omission of or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or
(z) any violation or alleged violation by the Company of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement (collectively, "Violations"); provided, however, that the indemnity agreement contained in this Section 7(h)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in for any loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with information furnished by such Selling Stockholder, partner, officer, director, underwriter or controlling person of such Selling Stockholder.

          (ii) To the extent permitted by law, each Selling Stockholder shall indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Selling Stockholder selling securities under the Registration Statement or any of such other Selling Stockholder's partners, directors or officers or any person who controls such Selling Stockholder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Selling Stockholder, or partner, director, officer or controlling person of such other Selling Stockholder, may become subject under the Securities Act, the Exchange Act or any other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent that such Violation occurs: (A) in reliance upon and in conformity with information furnished by such Selling Stockholder to the Company; (B) as a result of any failure to deliver a copy of the prospectus relating to such Registration Statement, or (C) as a result of any disposition of the Restricted Stock in a manner that fails to comply with the permitted methods of distribution identified within the Registration Statement.

          (iii) Any Person entitled to indemnification hereunder shall: (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party), and (B) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

          (iv) If the indemnification provided for in this Section 7(h) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the violation(s) described in Section 7(h)(i) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that in no event shall any contribution by a Selling Stockholder hereunder exceed the net proceeds from the offering received by such Selling Stockholder.

          (v) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company's indemnification is unavailable for any reason.

8. Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Agreement.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

10. Extensions and Waivers. At any time prior to the Closing, the parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

12. Survival of Representations, Warranties and Covenants. The representations and warranties contained herein shall survive the Closing and shall thereupon terminate 18 months from the Closing, except that the representations contained in Sections 2(a), 2(b), 2(d), 3(a) and 3(b) shall survive indefinitely. All covenants and agreements contained herein which by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.

13. Headings; Definitions. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

14. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement shall remain in full force and effect and shall be reformed to render the Agreement valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

15. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

     If to the Company:
                        National Health Partners, Inc.
                        120 Gibraltar Road
                        Suite 107
                        Horsham, PA 19044
                        Attention:  Chief Financial Officer
                        Fax: (215) 682-7116

     If to Purchaser:
                        To the Purchaser address set forth on the signature page hereof.

15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

16. Arbitration. If a dispute arises as to the interpretation of this Agreement, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

17. Counterparts. This Agreement may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have executed this Agreement as of the date first above written.

                                        PURCHASER


                                        By: /s/ Pierre Besuchet
                                            ------------------------------------
                                        Name: Pierre Besuchet
                                        Title:
                                        Address: 29 quai dos resguos
                                                 1201 Geneve
                                                 Swiss

                                        NATIONAL HEALTH PARTNERS, INC.


                                        By: /s/ David M. Daniels
                                            ------------------------------------
                                        Name:  David M. Daniels
                                        Title: President & CEO

                                                                       Exhibit A

No. 2011 - 03

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED HEREBY HAVE BEEN TAKEN BY THE REGISTERED OWNER FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO THE RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF WITHOUT AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER OR DISPOSITION DOES NOT VIOLATE THE SECURITIES ACT OF 1933, AS AMENDED, THE RULES AND REGULATIONS THEREUNDER OR OTHER APPLICABLE SECURITIES LAWS.

                           CLASS A WARRANT TO PURCHASE
                                 COMMON STOCK OF
                         NATIONAL HEALTH PARTNERS, INC.

       Void after 5:00 p.m. Eastern Standard Time on the Termination Date
                               (as defined below)

     This Warrant ("Warrant") confirms that, FOR VALUE RECEIVED, Pierre Besuchet ("Holder") is entitled to purchase, subject to the terms and conditions hereof, from NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), 4 million shares of common stock, $.001 par value per share, of the Company (the "Common Stock"), at any time during the period commencing on the date hereof (the "Commencement Date") and ending at 5:00 p.m. Eastern Standard Time on August 19, 2011 (the "Termination Date") at an exercise price of $0.006 per share of Common Stock (the "Exercise Price"). The number of shares of Common Stock purchasable upon exercise of this Warrant and the Exercise Price per share shall be subject to adjustment from time to time upon the occurrence of certain events as set forth below.

     The shares of Common Stock or any other shares or other units of stock or other securities or property, or any combination thereof, then receivable upon exercise of this Warrant, as adjusted from time to time, are sometimes referred to hereinafter as "Exercise Shares." The exercise price per share as from time to time in effect is referred to hereinafter as the "Exercise Price."

1. Exercise of Warrant; Issuance of Exercise Shares.

     (a) Exercise of Warrant.

          (i) Subject to the terms hereof, the purchase rights represented by this Warrant are exercisable by Holder in whole or in part, at any time, or from time to time, after the Commencement Date by the surrender of this Warrant and the Notice of Exercise annexed hereto duly completed and executed on behalf of Holder, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to Holder at the address of

Holder appearing on the books of the Company) accompanied by payment of the Exercise Price in full either: (x) in cash, by bank or certified check, or by wire transfer of immediately available funds for the Exercise Shares with respect to which this Warrant is exercised, or (y) by any other method approved by the board of directors of the Company (the "Board").

          (ii) In the event that this Warrant shall be duly exercised in part prior to the Termination Date, the Company shall issue a new Warrant of like tenor evidencing the rights of the Holder thereof to purchase the balance of the Exercise Shares purchasable under the Warrant so surrendered that shall not have been purchased.

     (b) Issuance of Exercise Shares; Delivery of Warrant Certificate. The Company shall, within 10 business days or as soon thereafter as is practicable of the exercise of this Warrant, issue in the name of and cause to be delivered to the Holder one or more certificates representing the Exercise Shares to which the Holder shall be entitled upon such exercise under the terms hereof. Such certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become the record holder of the Exercise Shares as of the date of the proper exercise of this Warrant.

     (c) Exercise Shares Fully Paid and Non-Assessable. The Company agrees and covenants that all Exercise Shares issuable upon the due exercise of the Warrant represented by this Warrant certificate ("Warrant Certificate") shall, upon issuance and payment therefor in accordance with the terms hereof, be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all taxes (other than taxes which, pursuant to Section 2 hereof, the Company shall not be obligated to pay) or liens, charges, and security interests created by the Company with respect to the issuance thereof.

     (d) Reservation of Exercise Shares. The Company covenants that during the term that this Warrant is exercisable, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Exercise Shares upon the exercise of this Warrant, and from time to time will take all steps necessary to amend its articles of incorporation to provide sufficient reserves of shares of Common Stock issuable upon the exercise of the Warrant.

     (e) Fractional Shares. The Company shall not be required to issue fractional shares of capital stock upon the exercise of this Warrant or to deliver Warrant that evidence fractional shares of capital stock. In the event that any fraction of an Exercise Share would, except for the provisions of this subsection (e), be issuable upon the exercise of this Warrant, the Company shall pay to the Holder exercising the Warrant an amount in cash equal to such fraction multiplied by the Current Market Value of the Exercise Share on the last business day prior to the date on which this Warrant is exercised.

     For purposes hereof, the "Current Market Value" for any day shall be determined as follows:

          (i) if the Exercise Shares are listed or traded on a national securities exchange or the NASDAQ Reporting System, the closing price on the principal national securities exchange on which they are so listed or traded, on the NASDAQ Reporting System, as the case may be, on the last business day prior to the date of the exercise of this Warrant. The closing price referred to in this clause (i) shall be the last reported sales price or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on the national securities exchange on which the Exercise Shares are then listed or in the NASDAQ Reporting System; or

          (ii) if the Exercise Shares are traded in the over-the-counter market and not on any national securities exchange and not on the NASDAQ National Market System or NASDAQ Capital Market (together, the "NASDAQ Reporting
System"), the average of the mean between the last bid and asked prices per share, as reported by the National Quotation Bureau, Inc., or an equivalent generally accepted reporting service, or if not so reported, the average of the closing bid and asked prices for an Exercise Share as furnished to the Company by any member of the National Association of Securities Dealers, Inc., selected by the Company for that purpose; or

          (iii) if no such closing price or closing bid and asked prices are available, as determined in any reasonable manner as may be prescribed by the Board of Directors of the Company.

2. Payment of Taxes. The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of Exercise Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax or taxes that may be payable in respect of any transfer involved in the issue of this Warrant or any certificates for Exercise Shares in a name other than that of the holder of this Warrant surrendered upon the exercise of this Warrant, and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. Except as specifically provided in this Section 2, Holder shall be responsible for the payment of all other taxes incurred in connection with the receipt, transfer or sale of the Warrant or the Exercise Shares.

3. Mutilated or Missing Warrant Certificates. In case any Warrant shall be mutilated, lost, stolen or destroyed, the Company may in its discretion issue, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and in substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and in the same aggregate denomination, but only: (i) in the case of loss, theft or destruction, upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant and indemnity or bond, if requested, also satisfactory to them and (ii) in the case of mutilation, upon surrender of the mutilated Warrant. Applicants for such substitute Warrants shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company or its counsel may prescribe.

4. Rights of Holder. The Holder shall not, by virtue of anything contained in this Warrant or otherwise, be entitled to any right whatsoever, either at law or in equity, of a stockholder of the Company, including without limitation, the right to receive dividends or to vote or to consent or to receive notice as a shareholder in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

5. Registration of Transfers and Exchanges. The Warrant shall be transferable, subject to the provisions of Section 7 hereof, upon the books of the Company, if any, to be maintained by it for that purpose, upon surrender of this Warrant to the Company at its principal office accompanied (if so required by the Company) by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed by Holder or by the duly appointed legal representative thereof or by a duly authorized attorney and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. In all cases of transfer by an attorney, the original letter of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited and remain with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited and remain with the Company in its discretion. Upon any such registration of transfer, a new Warrant shall be issued to the transferee named in such instrument of transfer, and the surrendered Warrant shall be canceled by the Company. This Warrant may be exchanged, at the option of the Holder thereof and without charge, when surrendered to the Company at its principal office, or at the office of its transfer agent, if any, for another Warrant of like tenor and representing in the aggregate the right to purchase from the Company a like number and kind of Exercise Shares as the Warrant surrendered for exchange or transfer, and the Warrant so surrendered shall be canceled by the Company or transfer agent, as the case may be.

6. Adjustment of Exercise Shares and Exercise Price. The Exercise Price and the number and kind of Exercise Shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as hereinafter provided. The Exercise Price in effect at any time and the number and kind of securities purchasable upon exercise of each Warrant shall be subject to adjustment as follows:

     (a) In case of any consolidation or merger of the Company with another corporation (other than: (i) a merger with a wholly-owned subsidiary of the Company and (ii) a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) of outstanding Common Stock issuable upon such exercise), the rights of the Holder of this Warrant shall be adjusted in the manner described below:

          (i) In the event that the Company is the surviving corporation, this Warrant shall, without payment of additional consideration therefor, be deemed modified so as to provide that the Holder of this Warrant, upon the exercise thereof, shall procure, in lieu of each share of Common Stock theretofore issuable upon such exercise, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change, consolidation or merger by the holder of each share of Common Stock, had exercise of this Warrant occurred immediately prior to such reclassification, change, consolidation or merger. This Warrant (as adjusted) shall be deemed to provide for further adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this clause (i) shall similarly apply to successive reclassifications, changes, consolidations and mergers.

          (ii) In the event that the Company is not the surviving corporation, Holder shall be given at least 15 days prior written notice of such transaction and shall be permitted to exercise this Warrant, to the extent it is exercisable as of the date of such notice, during this 15- day period. Upon expiration of such 15-day period, this Warrant and all of Holder's rights hereunder shall terminate.

     (b) If the Company, at any time while this Warrant, or any portion thereof, remains outstanding and unexpired, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 6.

     (c) In case the Company shall: (i) pay a dividend or make a distribution on its shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify  its  outstanding  Common Stock into a greater  number of shares,  or
(iii) combine or reclassify its outstanding Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification, shall be proportionally adjusted so that the holder of this Warrant exercised after such date shall be entitled to receive the aggregate number and kind of shares that, if this Warrant had been exercised by such holder immediately prior to such date, he would have owned upon such exercise and been entitled to receive upon such dividend, subdivision, combination or reclassification. For example, if the Company declares a 2 for 1 stock dividend or stock split and the Exercise Price immediately prior to such event was $2.00 per share, the adjusted Exercise Price immediately after such event would be $1.00 per share. Such adjustment shall be made successively whenever any event listed above shall occur. Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this subsection (c), the number of Exercise Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Exercise Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     (d) In the event that at any time, as a result of an adjustment made pursuant to subsection (a), (b) or (c) above, the Holder of this Warrant thereafter shall become entitled to receive any Exercise Shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in subsections (a), (b) or
(c) above.

     (e) Irrespective of any adjustments in the Exercise Price or the number or kind of Exercise Shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Warrant.

     (f) Whenever the Exercise Price shall be adjusted as required by the provisions of this Section 6, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by Holder and the Company shall, forthwith after each such adjustment, mail a copy by certified mail of such certificate to Holder.

     (g) All calculations under this Section 6 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

7. Restrictions on Transferability; Restrictive Legend. Neither this Warrant nor the Exercise Shares shall be transferable except in accordance with the provisions of this Section.

     (a) Restrictions on Transfer; Indemnification. Neither this Warrant nor any Exercise Share may be offered for sale or sold, or otherwise transferred or sold in any transaction which would constitute a sale thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), unless: (i) such security has been registered for sale under the Securities Act and registered or qualified under applicable state securities laws relating to the offer and sale of securities, or (ii) exemptions from the registration requirements of the Securities Act and the registration or qualification requirements of all such state securities laws are available, and the Company shall have received an opinion of counsel satisfactory to the Company that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and would not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and such opinion to be satisfactory to the Company.

     (b)  Restrictive  Legends.  Unless and until  otherwise  permitted  by this
Section 7 or unless otherwise determined by the Board, this Warrant, each Warrant issued to the Holder or to any transferee or assignee of this Warrant, and each certificate representing Exercise Shares issued upon exercise of this Warrant or to any transferee of the person to whom the Exercise Shares were issued, shall bear a legend setting forth the requirements of subsection (a) of this Section 7, together with such other legend or legends as may otherwise be deemed necessary or appropriate by counsel to the Company.

     (c) Removal of Legend. The Company shall, at the request of any registered holder of a Warrant or Exercise Share, exchange the certificate representing such security for a certificate representing the same security not bearing the restrictive legend required by subsection (b) if, in the opinion of counsel acceptable to the Company, such restrictive legend is no longer necessary. Holder shall be responsible for the payment of all costs and expenses associated with the removal of the restrictive legend.

     (d) The Holder agrees to indemnify and hold harmless the Company against any loss, damage, claim or liability arising from the disposition of this Warrant or any Exercise Share held by such holder or any interest therein in violation of the provisions of this Section 7.

8. Registration Rights. The Holder shall be entitled to the rights and subject to the obligations set forth in Section 7 of that certain Securities Purchase Agreement dated on or about the date hereof by and between the Company and the Holder.

9. Restrictions on Exercise. The Holder may not acquire a number of Exercise Shares to the extent that, upon such exercise, the number of shares of Common Stock then beneficially owned by such Holder and its affiliates and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act, (including shares held by any "group" of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) exceeds 19.99% of the total number of shares of Common Stock of the Company then issued and outstanding. For purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities Exchange Commission (the "Commission"), and the percentage held by the holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act.

10. Entire Agreement. This Warrant contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Warrant.

11. Amendment and Modification. This Warrant may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

12. Extensions and Waivers. The parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

13. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Warrant without the express prior written consent of the other party hereto. Nothing in this Warrant, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Warrant, except as expressly provided in this Warrant.

14. Headings; Definitions. The section headings contained in this Warrant are inserted for convenience of reference only and will not affect the meaning or interpretation of this Warrant. All references to sections contained herein mean sections of this Warrant unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

15. Severability. If any provision of this Warrant or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Warrant shall remain in full force and effect and shall be reformed to render the Warrant valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

16. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

     If to the Company:
                        National Health Partners, Inc.
                        120 Gibraltar Road
                        Suite 107
                        Horsham, PA 19044
                        Attention:  Chief Financial Officer
                        Fax: (215) 682-7116

     If to Holder:
                        To the address of the Holder appearing on the books of the Company or the Company's transfer agent, if any.

17. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

18. Arbitration. If a dispute arises as to the interpretation of this Warrant, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

19. Counterparts. This Warrant may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the Company has caused these presents to be duly executed as of this [___] day of [______________], [________].

                                         NATIONAL HEALTH PARTNERS, INC.


                                         By: /s/ David M. Daniels
                                            ------------------------------------
                                         Name: David M. Daniels
                                              ----------------------------------
                                         Title: President & CEO
                                               ---------------------------------

                               NOTICE OF EXERCISE

To: National Health Partners, Inc.
    120 Gibraltar Road
    Suite 107
    Horsham, PA 19044
    Attention: Chief Financial Officer

     (1) The undersigned hereby elects to purchase 3,475,000 shares of Common Stock of the Company pursuant to the terms of the attached warrant, and tenders herewith payment of the purchase price for such shares in full in accordance with the terms of the warrant.

     (2) In exercising the warrant, the undersigned hereby confirms and acknowledges that the shares of Common Stock to be issued upon conversion thereof are being acquired solely for the account of the undersigned for investment purposes only (unless such shares are subject to resale pursuant to an effective registration statement or an exemption from registration under applicable federal and state securities laws), and that the undersigned will not offer, sell or otherwise dispose of any such shares of Common Stock except under circumstances that will not result in a violation of the Securities Act or any state securities laws.

     (3) Terms not otherwise defined in this Notice of Exercise shall have the meanings ascribed to such terms in the attached warrant.

     (4) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned.

                                     /s/ Pierre Besuchet
                                     -------------------------------------------
                                     (Signature)

                                     By: Pierre Besuchet
                                        ----------------------------------------
                                     Name:
                                          --------------------------------------
                                     Title:
                                           -------------------------------------

                         NATIONAL HEALTH PARTNERS, INC.

                          SECURITIES PURCHASE AGREEMENT

                      ------------------------------------

                                CLASS A WARRANTS

                      ------------------------------------

                                  CONFIDENTIAL

                               NOTICE TO OFFEREES

     THE RECIPIENT OF THIS SECURITIES PURCHASE AGREEMENT HAS REQUESTED THAT NATIONAL HEALTH PARTNERS, INC. (THE "COMPANY") PROVIDE THE RECIPIENT WITH A COPY OF THIS SECURITIES PURCHASE AGREEMENT. THIS SECURITIES PURCHASE AGREEMENT IS BEING PROVIDED TO THE RECIPIENT BASED ON THE RECIPIENT'S PRIOR EXPRESS AGREEMENT TO KEEP THE INFORMATION CONTAINED IN THIS SECURITIES PURCHASE AGREEMENT CONFIDENTIAL. BY ACCEPTING RECEIPT OF THIS SECURITIES PURCHASE AGREEMENT, THE RECIPIENT ACKNOWLEDGES AND AGREES THAT THE SECURITIES PURCHASE AGREEMENT HAS BEEN FURNISHED TO RECIPIENT ON A CONFIDENTIAL BASIS SOLELY FOR THE PURPOSE OF ENABLING THE RECIPIENT TO EVALUATE THE COMPANY, THE RECIPIENT MAY NOT DISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, AND THE RECIPIENT WILL NOT REPRODUCE OR REDISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT, IN WHOLE OR IN PART, OR DISCLOSE, DIRECTLY OR INDIRECTLY, ANY OF THE CONTENTS OF THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY.

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITIES PURCHASE AGREEMENT AND THE OTHER OFFERING DOCUMENTS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

     THE SECURITIES ARE BEING SOLD FOR INVESTMENT PURPOSES ONLY, WITHOUT A VIEW TO RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE TRANSFERRED, RESOLD OR OFFERED FOR RESALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND EFFECTIVE REGISTRATION OR QUALIFICATION UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, OR THE AVAILABILITY OF AN EXEMPTION THEREFROM.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SECURITIES PURCHASE AGREEMENT OR ANY OF THE OTHER OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          SECURITIES PURCHASE AGREEMENT

     This Securities Purchase Agreement (this "Agreement"), dated May 5, 2011, is entered into by and between National Health Partners, Inc., an Indiana corporation (the "Company"), and the Besamson Trade & Consulting LTD ("Purchaser").

                                    RECITALS:

     WHEREAS, Purchaser desires to purchase, and the Company desires to sell, warrants exercisable into shares of the Company's common stock on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises and representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Purchase and Sale of Units.

     (a) Purchase and Sale of Units. Subject to the terms and conditions hereof, Purchaser agrees to purchase, and the Company agrees to sell, four units
("Units") for a total purchase price of $250 (the "Transaction"). Each Unit shall be comprised of 1,000,000 Class A warrants ("Class A Warrants" or, the "Warrants"). Each Class A Warrant shall be exercisable into one share of the Company's common stock, $.001 par value per share ("Common Stock"), at an exercise price of $0.006 per share. The terms of the Class A Warrants are set forth in the Form of Class A Warrant attached hereto and made a part hereof as Exhibit A (the "Class A Warrant Certificate" or, the "Warrant Certificates"). This Agreement and the Warrant Certificates are hereinafter referred to collectively as the "Purchase Documents." The Warrants and shares of Common
Stock issuable upon exercise of the Warrants are hereinafter referred to collectively as the "Securities." All references to "dollar" or "$" are references to U.S. Dollars.

     (b) Placement Agent and Finder Fees. The Company reserves the right to pay reasonable placement agent and finder fees consisting of cash, units identical to the Units or such other consideration as the Company deems appropriate.

     (c) Closing. The closing of the Transaction (the "Closing") shall take place at a time, on a date and at a place to be determined by the Company in its sole discretion. At or prior to the Closing: (i) Purchaser shall deliver to the Company one completed and duly executed copy of this Agreement and the purchase price by check or wire transfer of immediately available funds to the following account:

     TD Bank
     Philadelphia, PA
     Routing Number:  036001808
     Account Name: National Health Partners, Inc.
     Account Number:  367884541
     Swift Code:  NRTHUS33
and (ii) the Company shall execute this Agreement. After the Closing, the Company will issue to Purchaser the Warrant Certificates duly executed by the Company, together with a copy of Purchaser's executed Agreement countersigned by the Company.

2. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company as follows:

     (a) Organization and Qualification.

          (i) If Purchaser is an entity, Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate or other entity power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on Purchaser, and Purchaser is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on it.

          (ii) If Purchaser is an entity, the address of its principal place of business is set forth on the signature page of this Agreement, and if Purchaser is an individual, the address of its principal residence is set forth on the signature page of this Agreement.

     (b) Authority; Validity and Effect of Agreement.

          (i) If Purchaser is an entity, Purchaser has the requisite corporate or other entity power and authority to execute and deliver this Agreement and perform its obligations under this Agreement. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and all other necessary corporate or other entity action on the part of Purchaser have been duly authorized by its board of directors or similar governing body, and shareholders or similar interest holders, if necessary, and no other corporate or other entity proceedings on the part of Purchaser is necessary for Purchaser to execute and deliver this Agreement and perform its obligations hereunder.

          (ii) This Agreement has been duly and validly authorized, executed and delivered by Purchaser and, assuming it has been duly and validly executed and delivered by the Company, constitutes a legal, valid and binding obligation of Purchaser, in accordance with its terms.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by Purchaser nor the performance by Purchaser of its obligations hereunder will: (i) if Purchaser is an entity, conflict with Purchaser's articles of incorporation or bylaws, or other similar organizational documents; (ii) violate any statute, law, ordinance, rule or regulation, applicable to Purchaser or any of the properties or assets of Purchaser; or
(iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of Purchaser under, or result in the creation or imposition of any lien upon any properties, assets or business of Purchaser under, any material contract or any order, judgment or decree to which Purchaser is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

     (d) Accredited Investor. Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). If Purchaser is an entity, Purchaser was not formed for the specific purpose of acquiring the Securities, and, if it was, all of Purchaser's equity owners are "accredited investors" as defined above.

     (e) No Government Review. Purchaser understands that neither the United States Securities and Exchange Commission ("SEC") nor any securities commission or other governmental authority of any state, country or other jurisdiction has approved the issuance of the Securities or passed upon or endorsed the merits of the Securities or the Purchase Documents, or confirmed the accuracy of, determined the adequacy of, or reviewed the Purchase Documents.

     (f) Investment Intent. The Securities are being acquired for the Purchaser's own account for investment purposes only, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, and Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or third person with respect to any of the Securities.

     (g) Restrictions on Transfer. Purchaser understands that the Securities are "restricted securities" as such term is defined in Rule 144 under the Securities Act and have not been registered under the Securities Act or registered or qualified under any state securities law, and may not be, directly or indirectly, sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and registration or qualification under applicable state securities laws or the availability of an exemption therefrom. In any case where such an exemption is relied upon by Purchaser from the registration requirements of the Securities Act and the registration or qualification requirements of such state securities laws, Purchaser shall furnish the Company with an opinion of counsel stating that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and will not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and opinion to be satisfactory to the Company. Purchaser acknowledges that it is able to bear the economic risks of an investment in the Securities for an indefinite period of time, and that its overall commitment to investments that are not readily marketable is not disproportionate to its net worth.

     (h) Investment Experience. Purchaser has such knowledge, sophistication and experience in financial, tax and business matters in general, and investments in securities in particular, that it is capable of evaluating the merits and risks of this investment in the Securities, and Purchaser has made such investigations in connection herewith as it deemed necessary or desirable so as to make an informed investment decision without relying upon the Company for legal or tax advice related to this investment. In making its decision to acquire the Securities, Purchaser has not relied upon any information other than information contained in the Purchase Documents.

     (i) Access to Information. Purchaser acknowledges that it has had access to and has reviewed all documents and records relating to the Company, including but not limited to the Company's filings with the SEC, that it has deemed necessary in order to make an informed investment decision with respect to the Securities. Purchaser acknowledges that the Company may concurrently issue additional securities for a purchase price consisting of cash, services or other consideration that may be materially different from the purchase price of the Units and that such securities may have rights, preferences and privileges senior to those of the Securities. Purchaser acknowledges that it has had the opportunity to ask representatives of the Company certain questions and request certain additional information regarding the terms and conditions of such investment and the finances, operations, business and prospects of the Company, that it has had any and all such questions and requests answered to its satisfaction, and that it understands the risks and other considerations relating to its investment in the Securities.

     (j) Reliance on Representations. Purchaser understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities. Purchaser represents and warrants to the Company that any information that Purchaser has heretofore furnished or furnishes herewith to the Company is complete and accurate, and further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Securities. Within five (5) days after receipt of a request from the Company, Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is subject.

     (k) No General Solicitation. Purchaser is unaware of, and in deciding to purchase the Units is in no way relying upon, and did not become aware of the opportunity to purchase the Units through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio or the internet, in connection with the Transaction.

     (l) Legends. The certificates and agreements evidencing the Securities shall have endorsed thereon the following legend (and appropriate notations thereof will be made in the Company's stock transfer books), and stop transfer instructions reflecting these restrictions on transfer will be placed with the transfer agent of the shares of Common Stock:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION THEREFROM. NO TRANSFER OF THE SECURITIES REPRESENTED HEREBY MAY BE MADE IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION UNLESS THERE SHALL HAVE BEEN DELIVERED TO THE ISSUER A WRITTEN OPINION OF UNITED STATES COUNSEL OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT SUCH TRANSFER MAY BE MADE WITHOUT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS.

     (m) Placement and Finder's Fees. No agent, broker, investment banker, finder, financial advisor or other person acting on behalf of Purchaser or under its authority is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, in connection with the Transaction, and no person is entitled to any fee or commission or like payment in respect thereof based in any way on agreements, arrangements or understanding made by or on behalf of Purchaser.

3. Representations and Warranties of the Company. The Company represents and warrants to Purchaser as follows:

     (a) Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on the Company. The Company is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on the Company.

     (b) Authority; Validity and Effect of Agreement.

          (i) The Company has the requisite corporate power and authority to execute and deliver this Agreement, perform its obligations under this Agreement, and engage in the Transaction. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the Transaction and all other necessary corporate action on the part of the Company have been duly authorized by its board of directors, and no other corporate proceedings on the part of the Company is necessary to authorize this

Agreement or the Transaction. This Agreement has been duly and validly executed and delivered by the Company and, assuming that it has been duly authorized, executed and delivered by Purchaser, constitutes a legal, valid and binding obligation of the Company, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

          (ii) The shares of Common Stock issuable upon exercise of the Warrants have been duly reserved for issuance upon exercise of the Warrants and, when issued and paid for in accordance with the Warrants, will be duly authorized, validly issued, fully paid and non-assessable shares of Common Stock, with no personal liability resulting solely from the ownership of such shares, and will be free and clear of all liens, charges, restrictions, claims and in encumbrances imposed by or through the Company.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by the Company nor the performance by the Company of its obligations hereunder will: (i) conflict with the Company's Certificate of Incorporation or Bylaws; (ii) violate any statute, law, ordinance, rule or regulation, applicable to the Company or any of the properties or assets of the Company; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of, the Company, or result in the creation or imposition of any lien upon any properties, assets or business of the Company under, any material contract or any order, judgment or decree to which the Company is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

     (d) Placement Agent and Finder's Fees. Except as provided in Section 1(b), neither the Company nor any of its respective officers, directors, employees or managers, has employed any broker, finder, advisor or consultant, or incurred any liability for any investment banking fees, brokerage fees, commissions or finders' fees, advisory fees or consulting fees in connection with the Transaction for which the Company has or could have any liability.

4. Indemnification. Purchaser agrees to indemnify, defend and hold harmless the Company and its respective affiliates and agents from and against any and all demands, claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys' fees and related disbursements incurred by the Company that arise out of or result from a breach of any representations or warranties made by Purchaser herein, and Purchaser agrees that in the event of any breach of any representations or warranties made by Purchaser herein, the Company may, at its option, forthwith rescind the sale of the Units to Purchaser.

5. Confidentiality. Purchaser acknowledges and agrees that:

     (a) All of the information contained herein and in the other Purchase Documents is of a confidential nature and may be regarded as material non-public information under Regulation FD of the Securities Act.

     (b) The Purchase Documents have been furnished to Purchaser by the Company for the sole purpose of enabling Purchaser to consider and evaluate an investment in the Company, and will be kept confidential by Purchaser and not used for any other purpose.

     (c) The information contained herein shall not, without the prior written consent of the Company, be disclosed by Purchaser to any person or entity, other than Purchaser's personal financial and legal advisors for the sole purpose of evaluating an investment in the Company, and Purchaser will not, directly or indirectly, disclose or permit Purchaser's personal financial and legal advisors to disclose any of such information without the prior written consent of the Company.

     (d) Purchaser shall make its representatives aware of the terms of this section and shall be responsible for any breach of this Agreement by such representatives.

     (e) Purchaser shall not, without the prior written consent of the Company, directly or indirectly, make any statements, public announcements or release to trade publications or the press with respect to the subject matter of the Purchase Documents.

     (f) If Purchaser decides to not pursue further investigation of the Company or to not participate in the Transaction, Purchaser will promptly return the Purchase Documents and any accompanying documentation to the Company.

6. Non-Public Information. Purchaser acknowledges that information concerning the matters that are the subject matter of this Agreement may constitute material non-public information under United States federal securities laws, and that United States federal securities laws prohibit any person who has received material non-public information relating to the Company from purchasing or selling securities of the Company, or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of the Company. Accordingly, until such time as any such non-public information has been adequately disseminated to the public, Purchaser shall not purchase or sell any securities of the Company, or communicate such information to any other person.

7. Registration Rights. The Company covenants and agrees as follows:

     (a) For the purpose of this Section 7, the following definitions shall apply:

          (i) "Person" shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, business trust, cooperative, association or other form of business organization, whether or not regarded as a legal entity under applicable law, a trust (inter vivos or testamentary), an estate of a deceased, insane or incompetent person, a quasi-governmental entity, a government or any agency, authority, political subdivision or other instrumentality thereof, or any other entity.

          (ii) "Register," "registered," and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or order of effectiveness of such registration statement or document.

          (iii) "Registration Statement" shall mean any registration statement of the Company filed with the SEC pursuant to the provisions of Section 7(b) of this Agreement, but excluding registration statements on SEC Forms S-4, S-8 or any similar or successor forms, that covers the resale of the Restricted Stock on an appropriate form then permitted by the SEC to be used for such registration and the sales contemplated to be made thereby under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including any pre- and post-effective amendments thereto, in each case including the prospectus contained therein, all exhibits thereto and all materials incorporated by reference therein.

          (iv) "Restricted Stock" shall mean: (A) all shares of Common Stock underlying the Class A Warrants, and (B) any additional shares of Common Stock issued or issuable after the date hereof in respect of any of the foregoing shares of Common Stock by way of a stock dividend or stock split; provided that, as to any particular shares of Restricted Stock, such securities shall cease to constitute Restricted Stock when: (x) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of thereunder, (y) such securities are permitted to be transferred pursuant to Rule 144 (or any successor provision to such rule) under the Securities Act, or (z) such securities are otherwise freely transferable to the public without further registration under the Securities Act.

          (v) "Selling Stockholders" shall mean Purchaser and any other holder of Restricted Stock, and their respective successors and assigns.

     (b) Registration of the Shares.

          (i) The Company shall use its reasonable best efforts to prepare and file with the SEC, by August 31, 2011, a Registration Statement under the Securities Act to permit the public sale of the Restricted Stock and use its reasonable best efforts to cause such Registration Statement to be declared effective by the SEC as soon as reasonably practicable thereafter. The Selling Stockholders shall furnish such information as may be reasonably requested by the Company in order to include such Restricted Stock in such Registration Statement. If the Selling Stockholders decide not to include all or any portion of their Restricted Stock in such Registration Statement, then the Company shall have no further obligation to include such Restricted Stock in any subsequent Registration Statement or Registration Statements as may be filed by the Company with respect to offerings of its securities.

          (ii) In the event that any registration pursuant to Section 7(b)(i) shall be, in whole or in part, an underwritten public offering of Common Stock on behalf of the Company, all Selling Stockholders proposing to distribute their Restricted Stock through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If the managing underwriter thereof advises the Company in writing that in its opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company shall include in such registration: (A) first, the securities the Company proposes to sell, and (B) second, the Restricted Stock and any other registrable securities eligible and requested to be included in such registration to the extent that the number of shares to be registered under this clause (B) will not, in the opinion of the managing underwriter, adversely affect the offering of the securities pursuant to clause (A). In such a case, shares shall be registered pro rata among the holders of such Restricted Stock and registrable securities on the basis of the number of shares eligible for registration that are owned by all such holders and requested to be included in such registration.

          (iii) Notwithstanding anything to the contrary contained herein, the Company's obligation in Sections 7(b)(i) and (ii) above shall extend only to the inclusion of the Restricted Stock in a Registration Statement. The Company shall have no obligation to assure the terms and conditions of distribution, to obtain a commitment from an underwriter relative to the sale of the Restricted Stock, or to otherwise assume any responsibility for the manner, price or terms of the distribution of the Restricted Stock.

          (iv) The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 7(b) prior to the effectiveness of such registration without thereby incurring liability to the holders of the Restricted Stock, regardless of whether any holder has elected to include securities in such registration. The Registration Expenses (as defined in Section 7(e)) of such withdrawn registration shall be borne by the Company in accordance with Section 7(d) hereof.

     (c) Registration Procedures. Whenever it is obligated to register any Restricted Stock pursuant to this Agreement, the Company shall:

          (i) prepare and file with the SEC a Registration Statement with respect to the Restricted Stock in the manner set forth in Section 7(b) hereof and use its reasonable best efforts to cause such Registration Statement to be declared effective by the SEC as soon as reasonably practicable thereafter and to remain effective until the earlier of: (A) the date all shares of Restricted Stock covered thereby have been sold, (B) the date that Rule 144 of the Securities Act is available for the Selling Stockholder to immediately, freely resell without restriction all Restricted Stock covered thereby, or (C) 180 days from the effective date of the first Registration Statement filed by the Company with the SEC pursuant to this Agreement or, with respect to any subsequent Registration Statement, 180 days from the effective date of such Registration Statement;

          (ii) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the period specified in Section 7(c)(i) above and to comply with the provisions of the Act with respect to the disposition of all Restricted Stock covered by such Registration Statement in accordance with the intended method of disposition set forth in such Registration Statement for such period;

          (iii) furnish to the Selling Stockholders such number of copies of the Registration Statement and the prospectus included therein (including each preliminary prospectus) as such person may reasonably request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such Registration Statement;

          (iv) use its reasonable best efforts to register or qualify the Restricted Stock covered by such Registration Statement under the state securities laws of such jurisdictions as any Selling Stockholder shall reasonably request; provided, however, that the Company shall not be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

          (v) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Selling Stockholder participating in such underwriting shall also enter into and perform its obligations under such an agreement, as described in Section 7(b)(ii);

          (vi) immediately notify each Selling Stockholder at any time when a prospectus relating thereto is required to be delivered under the Act, of the happening of any event as a result of which the prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required or necessary to be stated therein in order to make the statements contained therein not misleading in light of the circumstances under which they were made. The Company will use reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

          (vii) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statements as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

          (viii) use its reasonable best efforts to list the Restricted Stock covered by such Registration Statement on each exchange or automated quotation system on which similar securities issued by the Company are then listed (with the listing application being made at the time of the filing of such Registration Statement or as soon thereafter as is reasonably practicable); and

          (ix) cooperate in the timely removal of any restrictive legends from the shares of Restricted Stock in connection with the resale of such shares covered by an effective Registration Statement.

     (d) Delay of Registration. No Selling Stockholder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 7.

     (e) Expenses.

          (i) For the purposes of this Section 7(e), the term "Registration Expenses" shall mean: all expenses incurred by the Company in complying with
Section 7(b) of this Agreement, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees under state securities laws, fees of the National Association of Securities Dealers, Inc., fees and expenses of listing shares of Restricted Stock on any securities exchange or automated quotation system on which the Company's shares are listed and fees of transfer agents and registrars. The term "Selling Expenses" shall mean: all underwriting discounts and selling commissions applicable to the sale of Restricted Stock and all accountable or non-accountable expenses paid to any underwriter in respect of such sale.

          (ii) Except as otherwise provided herein, the Company will pay all Registration Expenses in connection with the Registration Statements filed pursuant to Section 7(b) of this Agreement. All Selling Expenses in connection with any Registration Statements filed pursuant to Section 7(b) of this Agreement shall be borne by the Selling Stockholders pro rata on the basis of the number of shares registered by each Selling Stockholder whose shares of Restricted Stock are covered by such Registration Statement, or by such persons other than the Company (except to the extent the Company may be a seller) as they may agree upon. Each Selling Stockholder shall be responsible for any broker fees or transfer agent fees that it incurs in connection with the sale of the Warrants or its Restricted Stock.

     (f) Obligations of the Selling Stockholders.

          (i) In connection with each registration hereunder, each Selling Stockholder shall furnish to the Company in writing such information with respect to it and the securities held by it and the proposed distribution by it, as shall be reasonably requested by the Company in order to assure compliance with applicable federal and state securities laws as a condition precedent to including the Selling Stockholder's Restricted Stock in the Registration Statement. Each Selling Stockholder shall also promptly notify the Company in writing of any changes in such information included in the Registration Statement or prospectus as a result of which there is an untrue statement of material fact or an omission to state any material fact required or necessary to be stated therein in order to make the statements contained therein not misleading in light of the circumstances under which they were made.

          (ii) In connection with the filing of the Registration Statement, each Selling Stockholder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with such Registration Statement or prospectus.

          (iii) In connection with each registration pursuant to this Agreement, each Selling Stockholder agrees that it will not effect sales of any Restricted Stock until notified by the Company of the effectiveness of the Registration

Statement, and thereafter will suspend such sales after receipt of notice from the Company to suspend sales to permit the Company to correct or update a Registration Statement or prospectus or upon receipt by the Company of a threat by the SEC or state securities commission to undertake a stop order with respect to sales under the Registration Statement. At the end of any period during which the Company is obligated to keep a Registration Statement current, each Selling Stockholder shall discontinue sales of Restricted Stock pursuant to such Registration Statement upon receipt of notice from the Company of its intention to remove from registration the Restricted Stock covered by such Registration Statement which remains unsold, and each Selling Stockholder shall notify the Company in writing of the number of shares registered which remain unsold immediately upon receipt of such notice from the Company.

     (g) Information Blackout and Holdbacks.

          (i) At any time when a  Registration  Statement  effected  pursuant to
Section 7(b) is effective, upon written notice from the Company to the Selling Stockholder that the Company has determined in good faith that the sale of Restricted Stock pursuant to the Registration Statement would require disclosure of non-public material information, the Selling Stockholder shall suspend sales of Restricted Stock pursuant to such Registration Statement until such time as the Company notifies the Selling Stockholder that such material information has been disclosed to the public or has ceased to be material, or that sales pursuant to such Registration Statement may otherwise be resumed.

          (ii) Notwithstanding any other provision of this Agreement, the Selling Stockholder shall not effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act), if and when available, of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the 30 days prior to the commencement of any primary offering to be undertaken by the Company of shares of its unissued Common Stock ("Primary Offering"), which may also include other securities, and ending 120 days after completion of any such Primary Offering, unless the Company, in the case of a non-underwritten Primary Offering, or the managing underwriter, in the case of an underwritten Primary Offering, otherwise agree.

     (h) Indemnification.

          (i) The Company agrees to indemnify, to the extent permitted by law, each Selling Stockholder, such Selling Stockholder's respective partners, officers, directors, underwriters and each Person who controls any Selling Stockholder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by: (x) any untrue statement of or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment or supplement thereto, (y) any omission of or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or
(z) any violation or alleged violation by the Company of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement (collectively, "Violations"); provided, however, that the indemnity agreement contained in this Section 7(h)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in for any loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with information furnished by such Selling Stockholder, partner, officer, director, underwriter or controlling person of such Selling Stockholder.

          (ii) To the extent permitted by law, each Selling Stockholder shall indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Selling Stockholder selling securities under the Registration Statement or any of such other Selling Stockholder's partners, directors or officers or any person who controls such Selling Stockholder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Selling Stockholder, or partner, director, officer or controlling person of such other Selling Stockholder, may become subject under the Securities Act, the Exchange Act or any other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent that such Violation occurs: (A) in reliance upon and in conformity with information furnished by such Selling Stockholder to the Company; (B) as a result of any failure to deliver a copy of the prospectus relating to such Registration Statement, or (C) as a result of any disposition of the Restricted Stock in a manner that fails to comply with the permitted methods of distribution identified within the Registration Statement.

          (iii) Any Person entitled to indemnification hereunder shall: (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party), and (B) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

          (iv) If the indemnification provided for in this Section 7(h) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the violation(s) described in Section 7(h)(i) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that in no event shall any contribution by a Selling Stockholder hereunder exceed the net proceeds from the offering received by such Selling Stockholder.

          (v) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company's indemnification is unavailable for any reason.

8. Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Agreement.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

10. Extensions and Waivers. At any time prior to the Closing, the parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

12. Survival of Representations, Warranties and Covenants. The representations and warranties contained herein shall survive the Closing and shall thereupon terminate 18 months from the Closing, except that the representations contained in Sections 2(a), 2(b), 2(d), 3(a) and 3(b) shall survive indefinitely. All covenants and agreements contained herein which by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.

13. Headings; Definitions. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

14. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement shall remain in full force and effect and shall be reformed to render the Agreement valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

15. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

     If to the Company:
                        National Health Partners, Inc.
                        120 Gibraltar Road
                        Suite 107
                        Horsham, PA 19044
                        Attention:  Chief Financial Officer
                        Fax: (215) 682-7116

     If to Purchaser:
                        To the Purchaser address set forth on the signature page hereof.

15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

16. Arbitration. If a dispute arises as to the interpretation of this Agreement, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

17. Counterparts. This Agreement may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have executed this Agreement as of the date first above written.

                                         PURCHASER

                                         Besamson Trading & Consulting  Ltd.


                                         By: /s/ Pierre Besuchet
                                            ------------------------------------
                                         Name: Pierre Besuchet
                                              ----------------------------------
                                         Title:
                                               ---------------------------------
                                         Address:
                                         ---------------------------------------

                                         ---------------------------------------

                                         ---------------------------------------

                                         NATIONAL HEALTH PARTNERS, INC.


                                         By: /s/ David M. Daniels
                                            ------------------------------------
                                         Name: David M. Daniels
                                              ----------------------------------
                                         Title: President & CEO
                                               ---------------------------------

                                                                       Exhibit A

No. 2011 - 04

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED HEREBY HAVE BEEN TAKEN BY THE REGISTERED OWNER FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO THE RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF WITHOUT AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER OR DISPOSITION DOES NOT VIOLATE THE SECURITIES ACT OF 1933, AS AMENDED, THE RULES AND REGULATIONS THEREUNDER OR OTHER APPLICABLE SECURITIES LAWS.

                           CLASS A WARRANT TO PURCHASE
                                 COMMON STOCK OF
                         NATIONAL HEALTH PARTNERS, INC.

       Void after 5:00 p.m. Eastern Standard Time on the Termination Date
                               (as defined below)

     This Warrant ("Warrant") confirms that, FOR VALUE RECEIVED, Besamson Trading & Consulting Ltd. ("Holder") is entitled to purchase, subject to the terms and conditions hereof, from NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), 4 million shares of common stock, $.001 par value per share, of the Company (the "Common Stock"), at any time during the period commencing on the date hereof (the "Commencement Date") and ending at 5:00 p.m. Eastern Standard Time on August 19, 2011 (the "Termination Date") at an exercise price of $0.006 per share of Common Stock (the "Exercise Price"). The number of shares of Common Stock purchasable upon exercise of this Warrant and the Exercise Price per share shall be subject to adjustment from time to time upon the occurrence of certain events as set forth below.

     The shares of Common Stock or any other shares or other units of stock or other securities or property, or any combination thereof, then receivable upon exercise of this Warrant, as adjusted from time to time, are sometimes referred to hereinafter as "Exercise Shares." The exercise price per share as from time to time in effect is referred to hereinafter as the "Exercise Price."

1. Exercise of Warrant; Issuance of Exercise Shares.

     (a) Exercise of Warrant.

          (i) Subject to the terms hereof, the purchase rights represented by this Warrant are exercisable by Holder in whole or in part, at any time, or from time to time, after the Commencement Date by the surrender of this Warrant and the Notice of Exercise annexed hereto duly completed and executed on behalf of Holder, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to Holder at the address of

Holder appearing on the books of the Company) accompanied by payment of the Exercise Price in full either: (x) in cash, by bank or certified check, or by wire transfer of immediately available funds for the Exercise Shares with respect to which this Warrant is exercised, or (y) by any other method approved by the board of directors of the Company (the "Board").

          (ii) In the event that this Warrant shall be duly exercised in part prior to the Termination Date, the Company shall issue a new Warrant of like tenor evidencing the rights of the Holder thereof to purchase the balance of the Exercise Shares purchasable under the Warrant so surrendered that shall not have been purchased.

     (b) Issuance of Exercise Shares; Delivery of Warrant Certificate. The Company shall, within 10 business days or as soon thereafter as is practicable of the exercise of this Warrant, issue in the name of and cause to be delivered to the Holder one or more certificates representing the Exercise Shares to which the Holder shall be entitled upon such exercise under the terms hereof. Such certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become the record holder of the Exercise Shares as of the date of the proper exercise of this Warrant.

     (c) Exercise Shares Fully Paid and Non-Assessable. The Company agrees and covenants that all Exercise Shares issuable upon the due exercise of the Warrant represented by this Warrant certificate ("Warrant Certificate") shall, upon issuance and payment therefor in accordance with the terms hereof, be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all taxes (other than taxes which, pursuant to Section 2 hereof, the Company shall not be obligated to pay) or liens, charges, and security interests created by the Company with respect to the issuance thereof.

     (d) Reservation of Exercise Shares. The Company covenants that during the term that this Warrant is exercisable, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Exercise Shares upon the exercise of this Warrant, and from time to time will take all steps necessary to amend its articles of incorporation to provide sufficient reserves of shares of Common Stock issuable upon the exercise of the Warrant.

     (e) Fractional Shares. The Company shall not be required to issue fractional shares of capital stock upon the exercise of this Warrant or to deliver Warrant that evidence fractional shares of capital stock. In the event that any fraction of an Exercise Share would, except for the provisions of this subsection (e), be issuable upon the exercise of this Warrant, the Company shall pay to the Holder exercising the Warrant an amount in cash equal to such fraction multiplied by the Current Market Value of the Exercise Share on the last business day prior to the date on which this Warrant is exercised.

     For purposes hereof, the "Current Market Value" for any day shall be determined as follows:

          (i) if the Exercise Shares are listed or traded on a national securities exchange or the NASDAQ Reporting System, the closing price on the principal national securities exchange on which they are so listed or traded, on the NASDAQ Reporting System, as the case may be, on the last business day prior to the date of the exercise of this Warrant. The closing price referred to in this clause (i) shall be the last reported sales price or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on the national securities exchange on which the Exercise Shares are then listed or in the NASDAQ Reporting System; or

          (ii) if the Exercise Shares are traded in the over-the-counter market and not on any national securities exchange and not on the NASDAQ National Market System or NASDAQ Capital Market (together, the "NASDAQ Reporting
System"), the average of the mean between the last bid and asked prices per share, as reported by the National Quotation Bureau, Inc., or an equivalent generally accepted reporting service, or if not so reported, the average of the closing bid and asked prices for an Exercise Share as furnished to the Company by any member of the National Association of Securities Dealers, Inc., selected by the Company for that purpose; or

          (iii) if no such closing price or closing bid and asked prices are available, as determined in any reasonable manner as may be prescribed by the Board of Directors of the Company.

2. Payment of Taxes. The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of Exercise Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax or taxes that may be payable in respect of any transfer involved in the issue of this Warrant or any certificates for Exercise Shares in a name other than that of the holder of this Warrant surrendered upon the exercise of this Warrant, and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. Except as specifically provided in this Section 2, Holder shall be responsible for the payment of all other taxes incurred in connection with the receipt, transfer or sale of the Warrant or the Exercise Shares.

3. Mutilated or Missing Warrant Certificates. In case any Warrant shall be mutilated, lost, stolen or destroyed, the Company may in its discretion issue, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and in substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and in the same aggregate denomination, but only: (i) in the case of loss, theft or destruction, upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant and indemnity or bond, if requested, also satisfactory to them and (ii) in the case of mutilation, upon surrender of the mutilated Warrant. Applicants for such substitute Warrants shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company or its counsel may prescribe.

4. Rights of Holder. The Holder shall not, by virtue of anything contained in this Warrant or otherwise, be entitled to any right whatsoever, either at law or in equity, of a stockholder of the Company, including without limitation, the right to receive dividends or to vote or to consent or to receive notice as a shareholder in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

5. Registration of Transfers and Exchanges. The Warrant shall be transferable, subject to the provisions of Section 7 hereof, upon the books of the Company, if any, to be maintained by it for that purpose, upon surrender of this Warrant to the Company at its principal office accompanied (if so required by the Company) by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed by Holder or by the duly appointed legal representative thereof or by a duly authorized attorney and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. In all cases of transfer by an attorney, the original letter of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited and remain with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited and remain with the Company in its discretion. Upon any such registration of transfer, a new Warrant shall be issued to the transferee named in such instrument of transfer, and the surrendered Warrant shall be canceled by the Company. This Warrant may be exchanged, at the option of the Holder thereof and without charge, when surrendered to the Company at its principal office, or at the office of its transfer agent, if any, for another Warrant of like tenor and representing in the aggregate the right to purchase from the Company a like number and kind of Exercise Shares as the Warrant surrendered for exchange or transfer, and the Warrant so surrendered shall be canceled by the Company or transfer agent, as the case may be.

6. Adjustment of Exercise Shares and Exercise Price. The Exercise Price and the number and kind of Exercise Shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as hereinafter provided. The Exercise Price in effect at any time and the number and kind of securities purchasable upon exercise of each Warrant shall be subject to adjustment as follows:

     (a) In case of any consolidation or merger of the Company with another corporation (other than: (i) a merger with a wholly-owned subsidiary of the Company and (ii) a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) of outstanding Common Stock issuable upon such exercise), the rights of the Holder of this Warrant shall be adjusted in the manner described below:

          (i) In the event that the Company is the surviving corporation, this Warrant shall, without payment of additional consideration therefor, be deemed modified so as to provide that the Holder of this Warrant, upon the exercise thereof, shall procure, in lieu of each share of Common Stock theretofore issuable upon such exercise, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change, consolidation or merger by the holder of each share of Common Stock, had exercise of this Warrant occurred immediately prior to such reclassification, change, consolidation or merger. This Warrant (as adjusted) shall be deemed to provide for further adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this clause (i) shall similarly apply to successive reclassifications, changes, consolidations and mergers.

          (ii) In the event that the Company is not the surviving corporation, Holder shall be given at least 15 days prior written notice of such transaction and shall be permitted to exercise this Warrant, to the extent it is exercisable as of the date of such notice, during this 15- day period. Upon expiration of such 15-day period, this Warrant and all of Holder's rights hereunder shall terminate.

     (b) If the Company, at any time while this Warrant, or any portion thereof, remains outstanding and unexpired, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 6.

     (c) In case the Company shall: (i) pay a dividend or make a distribution on its shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify  its  outstanding  Common Stock into a greater  number of shares,  or
(iii) combine or reclassify its outstanding Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification, shall be proportionally adjusted so that the holder of this Warrant exercised after such date shall be entitled to receive the aggregate number and kind of shares that, if this Warrant had been exercised by such holder immediately prior to such date, he would have owned upon such exercise and been entitled to receive upon such dividend, subdivision, combination or reclassification. For example, if the Company declares a 2 for 1 stock dividend or stock split and the Exercise Price immediately prior to such event was $2.00 per share, the adjusted Exercise Price immediately after such event would be $1.00 per share. Such adjustment shall be made successively whenever any event listed above shall occur. Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this subsection (c), the number of Exercise Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Exercise Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     (d) In the event that at any time, as a result of an adjustment made pursuant to subsection (a), (b) or (c) above, the Holder of this Warrant thereafter shall become entitled to receive any Exercise Shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in subsections (a), (b) or
(c) above.

     (e) Irrespective of any adjustments in the Exercise Price or the number or kind of Exercise Shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Warrant.

     (f) Whenever the Exercise Price shall be adjusted as required by the provisions of this Section 6, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by Holder and the Company shall, forthwith after each such adjustment, mail a copy by certified mail of such certificate to Holder.

     (g) All calculations under this Section 6 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

7. Restrictions on Transferability; Restrictive Legend. Neither this Warrant nor the Exercise Shares shall be transferable except in accordance with the provisions of this Section.

     (a) Restrictions on Transfer; Indemnification. Neither this Warrant nor any Exercise Share may be offered for sale or sold, or otherwise transferred or sold in any transaction which would constitute a sale thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), unless: (i) such security has been registered for sale under the Securities Act and registered or qualified under applicable state securities laws relating to the offer and sale of securities, or (ii) exemptions from the registration requirements of the Securities Act and the registration or qualification requirements of all such state securities laws are available, and the Company shall have received an opinion of counsel satisfactory to the Company that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and would not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and such opinion to be satisfactory to the Company.

     (b)  Restrictive  Legends.  Unless and until  otherwise  permitted  by this
Section 7 or unless otherwise determined by the Board, this Warrant, each Warrant issued to the Holder or to any transferee or assignee of this Warrant, and each certificate representing Exercise Shares issued upon exercise of this Warrant or to any transferee of the person to whom the Exercise Shares were issued, shall bear a legend setting forth the requirements of subsection (a) of this Section 7, together with such other legend or legends as may otherwise be deemed necessary or appropriate by counsel to the Company.

     (c) Removal of Legend. The Company shall, at the request of any registered holder of a Warrant or Exercise Share, exchange the certificate representing such security for a certificate representing the same security not bearing the restrictive legend required by subsection (b) if, in the opinion of counsel acceptable to the Company, such restrictive legend is no longer necessary. Holder shall be responsible for the payment of all costs and expenses associated with the removal of the restrictive legend.

     (d) The Holder agrees to indemnify and hold harmless the Company against any loss, damage, claim or liability arising from the disposition of this Warrant or any Exercise Share held by such holder or any interest therein in violation of the provisions of this Section 7.

8. Registration Rights. The Holder shall be entitled to the rights and subject to the obligations set forth in Section 7 of that certain Securities Purchase Agreement dated on or about the date hereof by and between the Company and the Holder.

9. Restrictions on Exercise. The Holder may not acquire a number of Exercise Shares to the extent that, upon such exercise, the number of shares of Common Stock then beneficially owned by such Holder and its affiliates and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act, (including shares held by any "group" of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) exceeds 19.99% of the total number of shares of Common Stock of the Company then issued and outstanding. For purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities Exchange Commission (the "Commission"), and the percentage held by the holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act.

10. Entire Agreement. This Warrant contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Warrant.

11. Amendment and Modification. This Warrant may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

12. Extensions and Waivers. The parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

13. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Warrant without the express prior written consent of the other party hereto. Nothing in this Warrant, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Warrant, except as expressly provided in this Warrant.

14. Headings; Definitions. The section headings contained in this Warrant are inserted for convenience of reference only and will not affect the meaning or interpretation of this Warrant. All references to sections contained herein mean sections of this Warrant unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

15. Severability. If any provision of this Warrant or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Warrant shall remain in full force and effect and shall be reformed to render the Warrant valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

16. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

     If to the Company:
                        National Health Partners, Inc.
                        120 Gibraltar Road
                        Suite 107
                        Horsham, PA 19044
                        Attention:  Chief Financial Officer
                        Fax: (215) 682-7116

     If to Holder:
                        To the address of the Holder appearing on the books of the Company or the Company's transfer agent, if any.

17. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

18. Arbitration. If a dispute arises as to the interpretation of this Warrant, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

19. Counterparts. This Warrant may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the Company has caused these presents to be duly executed as of this [___] day of [_____________], [______].

                                        NATIONAL HEALTH PARTNERS, INC.

                                        By:
                                           -------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:
                                              ----------------------------------

                               NOTICE OF EXERCISE

To: National Health Partners, Inc.
    120 Gibraltar Road
    Suite 107
    Horsham, PA 19044
    Attention: Chief Financial Officer

     (1) The undersigned hereby elects to purchase _______________ shares of Common Stock of the Company pursuant to the terms of the attached warrant, and tenders herewith payment of the purchase price for such shares in full in accordance with the terms of the warrant.

     (2) In exercising the warrant, the undersigned hereby confirms and acknowledges that the shares of Common Stock to be issued upon conversion thereof are being acquired solely for the account of the undersigned for investment purposes only (unless such shares are subject to resale pursuant to an effective registration statement or an exemption from registration under applicable federal and state securities laws), and that the undersigned will not offer, sell or otherwise dispose of any such shares of Common Stock except under circumstances that will not result in a violation of the Securities Act or any state securities laws.

     (3) Terms not otherwise defined in this Notice of Exercise shall have the meanings ascribed to such terms in the attached warrant.

     (4) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned.


                                     -------------------------------------------
                                     (Signature)

                                     By:
                                        ----------------------------------------
                                     Name:
                                          --------------------------------------
                                     Title:
                                           -------------------------------------

                         NATIONAL HEALTH PARTNERS, INC.

                          SECURITIES PURCHASE AGREEMENT

                      ------------------------------------

                                CLASS A WARRANTS

                      ------------------------------------

                                  CONFIDENTIAL

                               NOTICE TO OFFEREES

     THE RECIPIENT OF THIS SECURITIES PURCHASE AGREEMENT HAS REQUESTED THAT NATIONAL HEALTH PARTNERS, INC. (THE "COMPANY") PROVIDE THE RECIPIENT WITH A COPY OF THIS SECURITIES PURCHASE AGREEMENT. THIS SECURITIES PURCHASE AGREEMENT IS BEING PROVIDED TO THE RECIPIENT BASED ON THE RECIPIENT'S PRIOR EXPRESS AGREEMENT TO KEEP THE INFORMATION CONTAINED IN THIS SECURITIES PURCHASE AGREEMENT CONFIDENTIAL. BY ACCEPTING RECEIPT OF THIS SECURITIES PURCHASE AGREEMENT, THE RECIPIENT ACKNOWLEDGES AND AGREES THAT THE SECURITIES PURCHASE AGREEMENT HAS BEEN FURNISHED TO RECIPIENT ON A CONFIDENTIAL BASIS SOLELY FOR THE PURPOSE OF ENABLING THE RECIPIENT TO EVALUATE THE COMPANY, THE RECIPIENT MAY NOT DISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, AND THE RECIPIENT WILL NOT REPRODUCE OR REDISTRIBUTE THIS SECURITIES PURCHASE AGREEMENT, IN WHOLE OR IN PART, OR DISCLOSE, DIRECTLY OR INDIRECTLY, ANY OF THE CONTENTS OF THIS SECURITIES PURCHASE AGREEMENT TO ANYONE WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY.

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITIES PURCHASE AGREEMENT AND THE OTHER OFFERING DOCUMENTS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

     THE SECURITIES ARE BEING SOLD FOR INVESTMENT PURPOSES ONLY, WITHOUT A VIEW TO RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE TRANSFERRED, RESOLD OR OFFERED FOR RESALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND EFFECTIVE REGISTRATION OR QUALIFICATION UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, OR THE AVAILABILITY OF AN EXEMPTION THEREFROM.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SECURITIES PURCHASE AGREEMENT OR ANY OF THE OTHER OFFERING DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is entered into by and between NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), and the purchaser or purchasers identified on the signature page hereof ("Purchaser").

                                R E C I T A L S:

     WHEREAS, Purchaser desires to purchase, and the Company desires to sell, warrants to purchase shares of the Company's common stock on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises and representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. The Offering.

     (a) Private Offering. The securities offered hereby are being offered in a private offering (the "Offering") of Class A warrants ("Class A Warrants" or, the "Warrants") to acquire up to 8,000,000 shares of common stock, $.001 par value per share ("Common Stock"). The Warrants will be sold in units ("Units") comprised of one Class A Warrant. A maximum of 8 Units are being offered hereby for aggregate gross proceeds to the Company of $800. The Units are being sold on a reasonable "best efforts" basis at a purchase price of $100 per Unit pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506 of Regulation D thereunder. The Company has the right to increase the amount of the Offering in its sole and absolute discretion. The Units are being offered solely to a limited number of "accredited investors" as that term is defined in Rule 501(a) of the Securities Act during an offering period commencing January 10, 2011 and terminating on January 13, 2011, unless earlier terminated or otherwise extended by the Company in its sole discretion. This Agreement and the Warrant Certificates (as defined in Section 1(b) below) are hereinafter referred to collectively as the "Offering Documents." The Warrants and the shares of Common Stock issuable upon exercise of the Warrants are hereinafter referred to collectively as the "Securities." All references to "dollar" or "$" are references to U.S. Dollars.

     (b) Description of Warrants. Each Class A Warrant shall be exercisable into 1,000,000 shares of Common Stock at an exercise price of $0.005 per share until December 31, 2011. The shares of Common Stock issuable upon the exercise of the Warrants shall be entitled to the registration rights set forth in Section 8 hereof. The terms of the Class A Warrants are set forth in the Form of Class A
Warrant attached hereto and made a part hereof as Exhibit A (the "Class A Warrant Certificate" or, the "Warrant Certificate").

     (c) Use of Proceeds. Assuming all of the Units in the Offering are sold, the aggregate gross proceeds to the Company will be approximately $800. The Company intends to use the proceeds for general working capital purposes.

     (d) Placement Agent and Finder Fees. The Company reserves the right to pay reasonable placement agent and finder fees in cash or equity.

2. Sale and Purchase of Units.

     (a) Sale and Purchase of Units. Subject to the terms and conditions hereof, the Company agrees to sell, and Purchaser irrevocably subscribes for and agrees to purchase, the number of Units set forth on the signature page of this Agreement at a purchase price of $100 per Unit. The aggregate purchase price for the Units shall be as set forth on the signature page hereto (the "Purchase Price") and shall be payable upon execution hereof by check or wire transfer of immediately available funds.

     (b) Subscription Procedure. In order to purchase Units, Purchaser shall deliver to the Company, at its principal executive office identified in Section 16 hereof: (i) one completed and duly executed copy of this Agreement; and (ii) immediately available funds, or a certified check or bank check, in an amount equal to the Purchase Price. Execution and delivery of this Agreement shall constitute an irrevocable subscription for that number of Units set forth on the signature page hereto. Payment for the Units may be made by wire transfer to:

          T.D. Bank Philadelphia, PA.
          Routing Number: 036001808
          Account Name: National Health Partners, Inc.
          Account Number: 367884541
          Swift Code: NRTHUS33

or by certified check or bank check made payable in U.S. Dollars to "National Health Partners, Inc." Receipt by the Company of funds wired, or deposit and collection by the Company of the check tendered herewith, will not constitute acceptance of this Agreement by the Company. The Units subscribed for will not be deemed to be issued to, or owned by, Purchaser until the Company has executed this Agreement. This Agreement will either be accepted by the Company, in whole or in part, in its sole discretion, or rejected by the Company as promptly as practicable. If this Agreement is accepted only in part, Purchaser agrees to purchase such smaller number of Units as the Company determines to sell to Purchaser. If this Agreement is rejected for any reason, including the termination of the Offering by the Company, this Agreement and all funds tendered herewith will be promptly returned to Purchaser, without interest or deduction of any kind, and this Agreement will be void and of no further force or effect.

     (c) Closing. Subscriptions will be accepted at one or more closings ("Closings") at such time, on such date and in such manner as the Company shall determine in its sole discretion. Upon the Closing, the subscription evidenced hereby, if not previously rejected by the Company, will, in reliance upon Purchaser's representations and warranties contained herein, be accepted, in whole or in part, by the Company. If Purchaser's subscription is accepted only in part, this Agreement will be marked to indicate such fact and the Company will return to Purchaser the portion of the funds tendered by Purchaser representing the unaccepted portion of Purchaser's subscription, without interest or deduction of any kind. Upon acceptance of this Agreement in whole or in part by the Company, the Company will issue certificates for the Warrants duly executed by the Company, together with a copy of Purchaser's executed Agreement countersigned by the Company.

3. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company as follows:

     (a) Organization and Qualification.

     (i) If Purchaser is an entity, Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate or other entity power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on Purchaser, and Purchaser is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on it.

     (ii) If Purchaser is an entity, the address of its principal place of business is set forth on the signature page of this Agreement, and if Purchaser is an individual, the address of its principal residence is set forth on the signature page of this Agreement.

     (b) Authority; Validity and Effect of Agreement.

     (i) If Purchaser is an entity, Purchaser has the requisite corporate or other entity power and authority to execute and deliver this Agreement and perform its obligations under this Agreement. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and all other necessary corporate or other entity action on the part of Purchaser have been duly authorized by its board of directors or similar governing body, and shareholders or similar interest holders, if necessary, and no other corporate or other entity proceedings on the part of Purchaser is necessary for Purchaser to execute and deliver this Agreement and perform its obligations hereunder.

     (ii) This Agreement has been duly and validly authorized, executed and delivered by Purchaser and, assuming it has been duly and validly executed and delivered by the Company, constitutes a legal, valid and binding obligation of Purchaser, in accordance with its terms.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by Purchaser nor the performance by Purchaser of its obligations hereunder will: (i) if Purchaser is an entity, conflict with Purchaser's articles of incorporation or bylaws, or other similar organizational documents; (ii) violate any statute, law, ordinance, rule or regulation, applicable to Purchaser or any of the properties or assets of Purchaser; or
(iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of Purchaser under, or result in the creation or imposition of any lien upon any properties, assets or business of Purchaser under, any material contract or any order, judgment or decree to which Purchaser is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement.

     (d) Accredited Investor. Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). If Purchaser is an entity, Purchaser was not formed for the specific purpose of acquiring the Securities, and, if it was, all of Purchaser's equity owners are "accredited investors" as defined above.

     (e) No Government Review. Purchaser understands that neither the United States Securities and Exchange Commission ("SEC") nor any securities commission or other governmental authority of any state, country or other jurisdiction has approved the issuance of the Securities or passed upon or endorsed the merits of the Securities or the Offering Documents, or confirmed the accuracy of, determined the adequacy of, or reviewed the Offering Documents.

     (f) Investment Intent. The Securities are being acquired for the Purchaser's own account for investment purposes only, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, and Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or third person with respect to any of the Securities.

     (g) Restrictions on Transfer. Purchaser understands that the Securities are "restricted securities" as such term is defined in Rule 144 under the Securities Act and have not been registered under the Securities Act or registered or qualified under any state securities law, and may not be, directly or indirectly, sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and registration or qualification under applicable state securities laws or the availability of an exemption therefrom. In any case where such an exemption is relied upon by Purchaser from the registration requirements of the Securities Act and the registration or qualification requirements of such state securities laws, Purchaser shall furnish the Company with an opinion of counsel stating that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and will not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and opinion to be satisfactory to the Company. Purchaser acknowledges that it is able to bear the economic risks of an investment in the Securities for an indefinite period of time, and that its overall commitment to investments that are not readily marketable is not disproportionate to its net worth.

     (h) Investment Experience. Purchaser has such knowledge, sophistication and experience in financial, tax and business matters in general, and investments in securities in particular, that it is capable of evaluating the merits and risks of this investment in the Securities, and Purchaser has made such investigations in connection herewith as it deemed necessary or desirable so as to make an informed investment decision without relying upon the Company for legal or tax advice related to this investment. In making its decision to acquire the Securities, Purchaser has not relied upon any information other than information contained in the Offering Documents.

     (i) Access to Information. Purchaser acknowledges that it has had access to and has reviewed all documents and records relating to the Company, including but not limited to the Company's filings with the SEC, that it has deemed necessary in order to make an informed investment decision with respect to the Securities. Purchaser acknowledges that the Company may concurrently issue securities that are identical to or different from the Securities for a purchase price consisting of cash, services or other consideration that may be materially different from the purchase price of the Securities and that such securities may have rights, preferences and privileges senior to those of the Securities. Purchaser acknowledges that it has had the opportunity to ask representatives of the Company certain questions and request certain additional information regarding the terms and conditions of such investment and the finances, operations, business and prospects of the Company, that it has had any and all such questions and requests answered to its satisfaction, and that it understands the risks and other considerations relating to its investment in the Securities.

     (j) Reliance on Representations. Purchaser understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities. Purchaser represents and warrants to the Company that any information that Purchaser has heretofore furnished or furnishes herewith to the Company is complete and accurate, and further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Securities. Within five (5) days after receipt of a request from the Company, Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is subject.

     (k) No General Solicitation. Purchaser is unaware of, and in deciding to purchase the Units is in no way relying upon, and did not become aware of opportunity to purchase the Units through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio or the internet, in connection with the Offering.

     (l) Legends. The certificates and agreements evidencing the Securities shall have endorsed thereon the following legend (and appropriate notations thereof will be made in the Company's stock transfer books), and stop transfer instructions reflecting these restrictions on transfer will be placed with the transfer agent of the Shares:

       THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR

       APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION THEREFROM. NO TRANSFER OF THE SECURITIES REPRESENTED HEREBY MAY BE MADE IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION UNLESS THERE SHALL HAVE BEEN DELIVERED TO THE ISSUER A WRITTEN OPINION OF UNITED STATES COUNSEL OF RECOGNIZED STANDING, IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT SUCH TRANSFER MAY BE MADE WITHOUT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND REGISTRATION OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS.

     (m) Placement and Finder's Fees. No agent, broker, investment banker, finder, financial advisor or other person acting on behalf of Purchaser or under its authority is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, in connection with the Offering, and no person is entitled to any fee or commission or like payment in respect thereof based in any way on agreements, arrangements or understanding made by or on behalf of Purchaser.

4. Representations and Warranties of the Company. The Company represents and warrants to Purchaser as follows:

     (a) Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with the corporate power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a material adverse effect on the Company. The Company is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of their activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a material adverse effect on the Company.

     (b) Authority; Validity and Effect of Agreement.

     (i) The Company has the requisite corporate power and authority to execute and deliver this Agreement, perform its obligations under this Agreement, and engage in the Offering. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the Offering and all other necessary corporate action on the part of the Company have been duly authorized by its board of directors, and no other corporate proceedings on the part of the Company is necessary to authorize this Agreement or the Offering. This Agreement has been duly and validly executed and delivered by the Company and, assuming that it has been duly authorized, executed and delivered by Purchaser, constitutes a legal, valid and binding obligation of the Company, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

     (ii) The Shares have been duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable shares of Common Stock with no personal liability resulting solely from the ownership of such shares and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company. The shares of Common Stock issuable upon exercise of the Warrants have been duly reserved for issuance upon exercise of the Warrants and, when issued and paid for in accordance with the Warrants, will be duly authorized, validly issued, fully paid and non-assessable shares of Common Stock, with no personal liability resulting solely from the ownership of such shares, and will be free and clear of all liens, charges, restrictions, claims and in encumbrances imposed by or through the Company.

     (c) No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by the Company nor the performance by the Company of its obligations hereunder will: (i) conflict with the Comp3any's Certificate of Incorporation or Bylaws; (ii) violate any statute, law, ordinance, rule or regulation, applicable to the Company or any of the properties or assets of the Company; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of the Company, or result in the creation or imposition of any lien upon any properties, assets or business of the Company under, any material contract or any order, judgment or decree to which the Company is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a material adverse effect on its obligation to perform its covenants under this Agreement; and

     (d) Placement and Finder's Fees. Except as provided in Section 1(d), neither the Company nor any of its respective officers, directors, employees or managers, has employed any broker, finder, advisor or consultant, or incurred any liability for any investment banking fees, brokerage fees, commissions or finders' fees, advisory fees or consulting fees in connection with the Offering for which the Company has or could have any liability.

5. Indemnification. Purchaser agrees to indemnify, defend and hold harmless the Company and its respective affiliates and agents from and against any and all demands, claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys' fees and related disbursements incurred by the Company that arise out of or result from a breach of any representations or warranties made by Purchaser herein, and Purchaser agrees that in the event of any breach of any representations or warranties made by Purchaser herein, the Company may, at its option, forthwith rescind the sale of the Units to Purchaser.

6. Confidentiality. Purchaser acknowledges and agreements that:

     (a) All of the information contained herein and in the other Offering Documents is of a confidential nature and may be regarded as material non-public information under Regulation FD of the Securities Act.

     (b) The Offering Documents have been furnished to Purchaser by the Company for the sole purpose of enabling Purchaser to consider and evaluate an investment in the Company, and will be kept confidential by Purchaser and not used for any other purpose.

     (c) The information contained herein shall not, without the prior written consent of the Company, be disclosed by Purchaser to any person or entity, other than Purchaser's personal financial and legal advisors for the sole purpose of evaluating an investment in the Company, and Purchaser will not, directly or indirectly, disclose or permit Purchaser's personal financial and legal advisors to disclose any of such information without the prior written consent of the Company.

     (d) Purchaser shall make its representatives aware of the terms of this section and shall be responsible for any breach of this Agreement by such representatives.

     (e) Purchaser shall not, without the prior written consent of the Company, directly or indirectly, make any statements, public announcements or release to trade publications or the press with respect to the subject matter of the Offering Documents.

     (f) If Purchaser decides to not pursue further investigation of the Company or to not participate in the Offering, Purchaser will promptly return the Offering Documents and any accompanying documentation to the Company.

7. Non-Public Information. Purchaser acknowledges that information concerning the matters that are the subject matter of this Agreement may constitute material non-public information under United States federal securities laws, and that United States federal securities laws prohibit any person who has received material non-public information relating to the Company from purchasing or selling securities of the Company, or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of the Company. Accordingly, until such time as any such non-public information has been adequately disseminated to the public, Purchaser shall not purchase or sell any securities of the Company, or communicate such information to any other person.

8. Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9. Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

11. Extensions and Waivers. At any time prior to the Closing, the parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

12. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party hereto. Except as provided in Section 5 or Section 8, nothing in this Agreement is intended to confer upon any person not a party hereto (and their successors and assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13. Survival of Representations, Warranties and Covenants. The representations and warranties contained herein shall survive the Closing and shall thereupon terminate 18 months from the Closing, except that the representations contained in Sections 3(a), 3(b), 3(d), 4(a) and 4(b) shall survive indefinitely. All covenants and agreements contained herein which by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.

14. Headings; Definitions. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

15. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement shall remain in full force and effect and shall be reformed to render the Agreement valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

16. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

          If to the Company:

               National Health Partners, Inc.
               120 Gibraltar Road
               Suite 107
               Horsham, PA 19044
               Attention:  Chief Financial Officer

          If to Purchaser:

               To the Purchaser address set forth on the signature page hereof.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

18. Arbitration. If a dispute arises as to the interpretation of this Agreement, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

19. Counterparts. This Agreement may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.


                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have fully executed this Agreement as of the later of the dates set forth below.

                                    PURCHASER

Date: 12th January 2011             Besamon Trade & Consulting LTD


                                    By: /s/ Pierre Besuchet
                                       ------------------------------------
                                    Name: Pierre Besuchet
                                    Title:
                                    Address: 28 quai dos Resger
                                             1201 Geneve
                                              Switzerland


                                    No. of Units Purchased: 4
                                    Purchase Price
                                    @ $100 per Unit: $400


Date: 1/12/11                       NATIONAL HEALTH PARTNERS, INC.


                                    By: /s/ David M. Daniels
                                       ------------------------------------
                                    Name:  David M. Daniels
                                    Title: President & CEO

                                                                       Exhibit A

No. 2011 - [___01_____]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED HEREBY HAVE BEEN TAKEN BY THE REGISTERED OWNER FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO THE RESALE OR DISTRIBUTION THEREOF, AND MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF WITHOUT AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER OR DISPOSITION DOES NOT VIOLATE THE SECURITIES ACT OF 1933, AS AMENDED, THE RULES AND REGULATIONS THEREUNDER OR OTHER APPLICABLE SECURITIES LAWS.

                           CLASS A WARRANT TO PURCHASE
                                 COMMON STOCK OF
                         NATIONAL HEALTH PARTNERS, INC.

         Void after 5:00 p.m. Eastern Standard Time on December 31, 2011

     This Warrant ("Warrant") confirms that, FOR VALUE RECEIVED, Besamson Trading & Consulting Ltd. ("Holder") is entitled to purchase, subject to the terms and conditions hereof, from NATIONAL HEALTH PARTNERS, INC., an Indiana corporation (the "Company"), 4,000,000 shares of common stock, $.001 par value per share, of the Company (the "Common Stock"), at any time during the period commencing on the date hereof (the "Commencement Date") and ending at 5:00 p.m. Eastern Standard Time on December 31, 2011 (the "Termination Date") at an exercise price of $0.005 per share of Common Stock (the "Exercise Price"). The number of shares of Common Stock purchasable upon exercise of this Warrant and the Exercise Price per share shall be subject to adjustment from time to time upon the occurrence of certain events as set forth below.

     The shares of Common Stock or any other shares or other units of stock or other securities or property, or any combination thereof, then receivable upon exercise of this Warrant, as adjusted from time to time, are sometimes referred to hereinafter as "Exercise Shares." The exercise price per share as from time to time in effect is referred to hereinafter as the "Exercise Price."

1. Exercise of Warrant; Issuance of Exercise Shares.

     (a) Exercise of Warrant.

          (i) Subject to the terms hereof, the purchase rights represented by this Warrant are exercisable by Holder in whole or in part, at any time, or from time to time, after the Commencement Date by the surrender of this Warrant and the Notice of Exercise annexed hereto duly completed and executed on behalf of Holder, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to Holder at the address of

Holder appearing on the books of the Company) accompanied by payment of the Exercise Price in full either: (x) in cash, by bank or certified check, or by wire transfer of immediately available funds for the Exercise Shares with respect to which this Warrant is exercised, or (y) by any other method approved by the board of directors of the Company (the "Board").

          (ii) In the event that this Warrant shall be duly exercised in part prior to the Termination Date, the Company shall issue a new Warrant of like tenor evidencing the rights of the Holder thereof to purchase the balance of the Exercise Shares purchasable under the Warrant so surrendered that shall not have been purchased.

      (b) Issuance of Exercise Shares; Delivery of Warrant Certificate. The Company shall, within 10 business days or as soon thereafter as is practicable of the exercise of this Warrant, issue in the name of and cause to be delivered to the Holder one or more certificates representing the Exercise Shares to which the Holder shall be entitled upon such exercise under the terms hereof. Such certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become the record holder of the Exercise Shares as of the date of the proper exercise of this Warrant.

     (c) Exercise Shares Fully Paid and Non-Assessable. The Company agrees and covenants that all Exercise Shares issuable upon the due exercise of the Warrant represented by this Warrant certificate ("Warrant Certificate") shall, upon issuance and payment therefor in accordance with the terms hereof, be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all taxes (other than taxes which, pursuant to Section 2 hereof, the Company shall not be obligated to pay) or liens, charges, and security interests created by the Company with respect to the issuance thereof.

     (d) Reservation of Exercise Shares. The Company covenants that during the term that this Warrant is exercisable, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Exercise Shares upon the exercise of this Warrant, and from time to time will take all steps necessary to amend its articles of incorporation to provide sufficient reserves of shares of Common Stock issuable upon the exercise of the Warrant.

     (e) Fractional Shares. The Company shall not be required to issue fractional shares of capital stock upon the exercise of this Warrant or to deliver Warrant that evidence fractional shares of capital stock. In the event that any fraction of an Exercise Share would, except for the provisions of this subsection (e), be issuable upon the exercise of this Warrant, the Company shall pay to the Holder exercising the Warrant an amount in cash equal to such fraction multiplied by the Current Market Value of the Exercise Share on the last business day prior to the date on which this Warrant is exercised.

     For purposes hereof, the "Current Market Value" for any day shall be determined as follows:

          (i) if the Exercise Shares are listed or traded on a national securities exchange or the NASDAQ Reporting System, the closing price on the principal national securities exchange on which they are so listed or traded, on the NASDAQ Reporting System, as the case may be, on the last business day prior to the date of the exercise of this Warrant. The closing price referred to in this clause (i) shall be the last reported sales price or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on the national securities exchange on which the Exercise Shares are then listed or in the NASDAQ Reporting System; or

          (ii) if the Exercise Shares are traded in the over-the-counter market and not on any national securities exchange and not on the NASDAQ National Market System or NASDAQ Capital Market (together, the "NASDAQ Reporting
System"), the average of the mean between the last bid and asked prices per share, as reported by the National Quotation Bureau, Inc., or an equivalent generally accepted reporting service, or if not so reported, the average of the closing bid and asked prices for an Exercise Share as furnished to the Company by any member of the National Association of Securities Dealers, Inc., selected by the Company for that purpose; or

          (iii) if no such closing price or closing bid and asked prices are available, as determined in any reasonable manner as may be prescribed by the Board of Directors of the Company.

2. Payment of Taxes. The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of Exercise Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax or taxes that may be payable in respect of any transfer involved in the issue of this Warrant or any certificates for Exercise Shares in a name other than that of the holder of this Warrant surrendered upon the exercise of this Warrant, and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. Except as specifically provided in this Section 2, Holder shall be responsible for the payment of all other taxes incurred in connection with the receipt, transfer or sale of the Warrant or the Exercise Shares.

3. Mutilated or Missing Warrant Certificates. In case any Warrant shall be mutilated, lost, stolen or destroyed, the Company may in its discretion issue, in exchange and substitution for and upon cancellation of the mutilated Warrant, or in lieu of and in substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and in the same aggregate denomination, but only: (i) in the case of loss, theft or destruction, upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant and indemnity or bond, if requested, also satisfactory to them and (ii) in the case of mutilation, upon surrender of the mutilated Warrant. Applicants for such substitute Warrants shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company or its counsel may prescribe.

4. Rights of Holder. The Holder shall not, by virtue of anything contained in this Warrant or otherwise, be entitled to any right whatsoever, either at law or in equity, of a stockholder of the Company, including without limitation, the right to receive dividends or to vote or to consent or to receive notice as a shareholder in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

5. Registration of Transfers and Exchanges. The Warrant shall be transferable, subject to the provisions of Section 7 hereof, upon the books of the Company, if any, to be maintained by it for that purpose, upon surrender of this Warrant to the Company at its principal office accompanied (if so required by the Company) by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed by Holder or by the duly appointed legal representative thereof or by a duly authorized attorney and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. In all cases of transfer by an attorney, the original letter of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited and remain with the Company. In case of transfer by executors, administrators, guardians or other legal representatives, duly authenticated evidence of their authority shall be produced, and may be required to be deposited and remain with the Company in its discretion. Upon any such registration of transfer, a new Warrant shall be issued to the transferee named in such instrument of transfer, and the surrendered Warrant shall be canceled by the Company. This Warrant may be exchanged, at the option of the Holder thereof and without charge, when surrendered to the Company at its principal office, or at the office of its transfer agent, if any, for another Warrant of like tenor and representing in the aggregate the right to purchase from the Company a like number and kind of Exercise Shares as the Warrant surrendered for exchange or transfer, and the Warrant so surrendered shall be canceled by the Company or transfer agent, as the case may be.

6. Adjustment of Exercise Shares and Exercise Price. The Exercise Price and the number and kind of Exercise Shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as hereinafter provided. The Exercise Price in effect at any time and the number and kind of securities purchasable upon exercise of each Warrant shall be subject to adjustment as follows:

     (a) In case of any consolidation or merger of the Company with another corporation (other than: (i) a merger with a wholly-owned subsidiary of the Company and (ii) a merger with another corporation in which the Company is the surviving corporation and which does not result in any reclassification or change (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) of outstanding Common Stock issuable upon such exercise), the rights of the Holder of this Warrant shall be adjusted in the manner described below:

          (i) In the event that the Company is the surviving corporation, this Warrant shall, without payment of additional consideration therefor, be deemed modified so as to provide that the Holder of this Warrant, upon the exercise thereof, shall procure, in lieu of each share of Common Stock theretofore issuable upon such exercise, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change, consolidation or merger by the holder of each share of Common Stock, had exercise of this Warrant occurred immediately prior to such reclassification, change, consolidation or merger. This Warrant (as adjusted) shall be deemed to provide for further adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this clause (i) shall similarly apply to successive reclassifications, changes, consolidations and mergers.

          (ii) In the event that the Company is not the surviving corporation, Holder shall be given at least 15 days prior written notice of such transaction and shall be permitted to exercise this Warrant, to the extent it is exercisable as of the date of such notice, during this 15- day period. Upon expiration of such 15-day period, this Warrant and all of Holder's rights hereunder shall terminate.

     (b) If the Company, at any time while this Warrant, or any portion thereof, remains outstanding and unexpired, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 6.

     (c) In case the Company shall: (i) pay a dividend or make a distribution on its shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify  its  outstanding  Common Stock into a greater  number of shares,  or
(iii) combine or reclassify its outstanding Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification, shall be proportionally adjusted so that the holder of this Warrant exercised after such date shall be entitled to receive the aggregate number and kind of shares that, if this Warrant had been exercised by such holder immediately prior to such date, he would have owned upon such exercise and been entitled to receive upon such dividend, subdivision, combination or reclassification. For example, if the Company declares a 2 for 1 stock dividend or stock split and the Exercise Price immediately prior to such event was $2.00 per share, the adjusted Exercise Price immediately after such event would be $1.00 per share. Such adjustment shall be made successively whenever any event listed above shall occur. Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this subsection (c), the number of Exercise Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Exercise Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     (d) In the event that at any time, as a result of an adjustment made pursuant to subsection (a), (b) or (c) above, the Holder of this Warrant thereafter shall become entitled to receive any Exercise Shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in subsections (a), (b) or
(c) above.

     (e) Irrespective of any adjustments in the Exercise Price or the number or kind of Exercise Shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Warrant.

     (f) Whenever the Exercise Price shall be adjusted as required by the provisions of the foregoing Section 6, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by Holder and the Company shall, forthwith after each such adjustment, mail a copy by certified mail of such certificate to Holder.

     (g) All calculations under this Section 6 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

7. Restrictions on Transferability; Restrictive Legend. Neither this Warrant nor the Exercise Shares shall be transferable except in accordance with the provisions of this Section 7.

     (a) Restrictions on Transfer; Indemnification. Neither this Warrant nor any Exercise Share may be offered for sale or sold, or otherwise transferred or sold in any transaction which would constitute a sale thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), unless: (i) such security has been registered for sale under the Securities Act and registered or qualified under applicable state securities laws relating to the offer and sale of securities, or (ii) exemptions from the registration requirements of the Securities Act and the registration or qualification requirements of all such state securities laws are available, and the Company shall have received an opinion of counsel satisfactory to the Company that the proposed sale or other disposition of such securities may be effected without registration under the Securities Act and would not result in any violation of any applicable state securities laws relating to the registration or qualification of securities for sale, such counsel and such opinion to be satisfactory to the Company.

     (b)  Restrictive  Legends.  Unless and until  otherwise  permitted  by this
Section 7 or unless otherwise determined by the Board, this Warrant, each Warrant issued to the Holder or to any transferee or assignee of this Warrant, and each certificate representing Exercise Shares issued upon exercise of this Warrant or to any transferee of the person to whom the Exercise Shares were issued, shall bear a legend setting forth the requirements of subsection (a) of this Section 7, together with such other legend or legends as may otherwise be deemed necessary or appropriate by counsel to the Company.

     (c) Removal of Legend. The Company shall, at the request of any registered holder of a Warrant or Exercise Share, exchange the certificate representing such security for a certificate representing the same security not bearing the restrictive legend required by subsection (b) if, in the opinion of counsel acceptable to the Company, such restrictive legend is no longer necessary. Holder shall be responsible for the payment of all costs and expenses associated with the removal of the restrictive legend.

     (d) The Holder agrees to indemnify and hold harmless the Company against any loss, damage, claim or liability arising from the disposition of this Warrant or any Exercise Share held by such holder or any interest therein in violation of the provisions of this Section 7.

8. Restrictions on Exercise. The Holder may not acquire a number of Exercise Shares to the extent that, upon such exercise, the number of shares of Common Stock then beneficially owned by such Holder and its affiliates and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act, (including shares held by any "group" of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) exceeds 19.99% of the total number of shares of Common Stock of the Company then issued and outstanding. For purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the Securities Exchange Commission (the "Commission"), and the percentage held by the holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act.

9. Entire Agreement. This Warrant contains the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereto, and no party shall be liable or bound to any other party in any manner by any warranties, representations, guarantees or covenants except as specifically set forth in this Warrant.

10. Amendment and Modification. This Warrant may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

11. Extensions and Waivers. The parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

12. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Warrant without the express prior written consent of the other party hereto. Nothing in this Warrant, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Warrant, except as expressly provided in this Warrant.

13. Headings; Definitions. The section headings contained in this Warrant are inserted for convenience of reference only and will not affect the meaning or interpretation of this Warrant. All references to sections contained herein mean sections of this Warrant unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

14. Severability. If any provision of this Warrant or the application thereof to any person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Warrant shall remain in full force and effect and shall be reformed to render the Warrant valid and enforceable while reflecting to the greatest extent permissible the intent of the parties hereto.

15. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below:

          If to the Company:

               National Health Partners, Inc.
               120 Gibraltar Road
               Suite 107
               Horsham, PA 19044
               Attention:  Chief Financial Officer
               Fax: (215) 682-7116

          If to Holder:

               To the address of the Holder appearing on the books of the Company or the Company's transfer agent, if any.

16. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Indiana Business Corporation Law shall apply to the internal corporate governance of the Company.

17. Arbitration. If a dispute arises as to the interpretation of this Warrant, it shall be decided in an arbitration proceeding conforming to the Rules of the American Arbitration Association applicable to commercial arbitration then in effect at the time of the dispute. The arbitration shall take place in the Commonwealth of Pennsylvania. The decision of the arbitrators shall be conclusively binding upon the parties and final, and such decision shall be enforceable as a judgment in any court of competent jurisdiction. The parties hereto shall share equally the costs of the arbitration.

18. Counterparts. This Warrant may be executed and delivered by facsimile in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the Company has caused these presents to be duly executed as of this [12] day of [January___],[2011].

                                     NATIONAL HEALTH PARTNERS, INC.


                                     By: /s/ David M. Daniels
                                        -----------------------------------
                                     Name:  David M. Daniels
                                     Title: President & CEO

                               NOTICE OF EXERCISE

To: National Health Partners, Inc.
    120 Gibraltar Road
    Suite 107
    Horsham, PA 19044
    Attention: Chief Financial Officer

     (1) The undersigned hereby elects to purchase 4,000,000 shares of Common Stock of the Company pursuant to the terms of the attached warrant, and tenders herewith payment of the purchase price for such shares in full in accordance with the terms of the warrant.

     (2) In exercising the warrant, the undersigned hereby confirms and acknowledges that the shares of Common Stock to be issued upon conversion thereof are being acquired solely for the account of the undersigned for investment purposes only (unless such shares are subject to resale pursuant to an effective registration statement or an exemption from registration under applicable federal and state securities laws), and that the undersigned will not offer, sell or otherwise dispose of any such shares of Common Stock except under circumstances that will not result in a violation of the Securities Act or any state securities laws.

     (3) Terms not otherwise defined in this Notice of Exercise shall have the meanings ascribed to such terms in the attached warrant.

     (4) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned.

                                 Besamon Trade & Consulting LTD.


                                 /s/ Pierre Besuchet
                                 -----------------------------------
                                 (Signature)

                                 By: Pierre Besuchet
                                 Name: Pierre Besuchet
                                 Title: